
10013448

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Naugatuck Valley Financial Corporation
Exact name of registrant as specified in charter

0001493552
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-167482
SEC file number, if available

S-________________ ____________________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-________________ ____________________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

____
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)
__X_ Rule 202 (Continuing Hardship Exemption)
_____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naugatuck, State of Connecticut on September 30, 2010.

NAUGATUCK VALLEY FINANCIAL CORPORATION



By ______________________
John C. Roman
President and Chief Executive Officer



Grant of Continuing Hardship Exemption

June 9, 2010

Applicant: Victor L. Cangelosi

Company Name: Naugatuck Valley Financial Corporation

Form Type: Proposed Form S-1

Subject document: Exhibit 99.1

We considered your continuing hardship exemption request submitted via EDGAR on June 7, 2010 (Accession No. 0001193125-10-133870) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

Naugatuck Valley Financial Corp.

Conversion Valuation Appraisal

September 8, 2010

Table of Contents
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

TABLE OF CONTENTS I

INTRODUCTION 1

1. OVERVIEW AND FINANCIAL ANALYSIS 4

GENERAL OVERVIEW 4
HISTORY AND OVERVIEW 5
STRATEGIC DIRECTION 7
BALANCE SHEET TRENDS 8
LOAN PORTFOLIO 12
INVESTMENTS 17
INVESTMENTS AND MORTGAGE-BACKED SECURITIES 19
ASSET QUALITY 20
FUNDING COMPOSITION 24
ASSET/LIABILITY MANAGEMENT 27
NET WORTH AND CAPITAL 28
PROFITABILITY TRENDS 29
LEGAL PROCEEDINGS 36
SUBSIDIARIES 36

2. MARKET AREA ANALYSIS 37

3. COMPARISONS WITH PUBLICLY TRADED THRIFTS 39

INTRODUCTION 39
SELECTION CRITERIA 39
OVERVIEW OF THE COMPARABLES 41

4. MARKET VALUE DETERMINATION 43

MARKET VALUE ADJUSTMENTS 43
FINANCIAL CONDITION 44
ASSET QUALITY 47
BALANCE SHEET GROWTH 49
EARNINGS QUALITY, PREDICTABILITY AND GROWTH 50

Market area 54
Cash Dividends 56
Liquidity of the Issue 57
Recent Regulatory Matters 58

5. OTHER FACTORS 59

Management 59
Subscription Interest 60
Valuation Adjustments 62

6. VALUATION 63

Discussion of Weight Given to Valuation Multiples 63
Full Offering Value in Relation to Comparables 65
Comparison to other Pending Second Step Conversions 68
Comparison of the Exchange Value and Stock Price 69
Valuation Conclusion 70

List of Figures
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

FIGURE 1 – CURRENT FACILITIES LIST 4
FIGURE 2 - ASSET AND RETAINED EARNINGS CHART 9
FIGURE 3 - KEY BALANCE SHEET DATA 10
FIGURE 4 - KEY RATIOS 11
FIGURE 5 - NET LOANS RECEIVABLE CHART 13
FIGURE 6 - LOAN MIX AS OF JUNE 30, 2010 14
FIGURE 7 - LOAN MIX AT JUNE 30, 2010 16
FIGURE 8 - SECURITIES CHART 18
FIGURE 9 – INVESTMENT MIX 19
FIGURE 10 - ASSET QUALITY CHART 21
FIGURE 11 - NONPERFORMING LOANS 22
FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART 23
FIGURE 13 - DEPOSIT AND BORROWING TREND CHART 25
FIGURE 14 - DEPOSIT MIX 26
FIGURE 15 – INTEREST RATE RISK 27
FIGURE 16 - CAPITAL ANALYSIS 28
FIGURE 17 - NET INCOME CHART 30
FIGURE 18 - AVERAGE YIELDS AND COSTS 31
FIGURE 19 - SPREAD AND MARGIN CHART 34
FIGURE 20 - INCOME STATEMENT TRENDS 35
FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR NEW HAVEN, CT 38
FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR FAIRFIELD, CT 38
FIGURE 23 - COMPARABLE GROUP 40
FIGURE 24 - KEY FINANCIAL INDICATORS 42
FIGURE 25 - KEY BALANCE SHEET DATA 44
FIGURE 26 - CAPITAL DATA 45
FIGURE 27 - ASSET QUALITY TABLE 47
FIGURE 28 - BALANCE SHEET GROWTH DATA 49
FIGURE 29 - PROFITABILITY DATA 51
FIGURE 30 - INCOME STATEMENT DATA 52
FIGURE 31 – MARKET AREA DATA 54
FIGURE 32 - DIVIDEND DATA 56
FIGURE 33 - MARKET CAPITALIZATION DATA 57
FIGURE 34 - SECOND STEP CONVERSIONS (SINCE 1/1/08) PRO FORMA DATA 60
FIGURE 35 - CONVERSIONS PRICE APPRECIATION 61
FIGURE 36 - VALUE RANGE 65
FIGURE 37 – APPRAISED VALUE 65
FIGURE 38 –CONVERSION OFFERING PRICING MULTIPLES 66
FIGURE 39 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT 66
FIGURE 40 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM 66
FIGURE 41 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM 67
FIGURE 42 - COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS 68
FIGURE 43 – COMPARISON OF THE EXCHANGE VALUE PER MINORITY SHARE AND STOCK PRICE 69

List of Exhibits
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

Exhibit

1. Profile of FinPro, Inc. and the Author of the Appraisal
2. Consolidated Balance Sheets: NVSL and SSE
3. Consolidated Statements of Income: NVSL and SSE
4. Consolidated Statements of Equity and Comprehensive Income: NVSL and SSE
5. Consolidated Statements of Cash Flows: NVSL and SSE
6. Income Reconciliation of TFR to Consolidated Statements: NVSL
7. Comparable Group Selection Screens
8. Selected Financial Data
9. Industry Pricing Multiples
10. Second Step Conversions 2008 to Year-to-Date
11. Consolidated Merger Pro forma Balance Sheet (w/o second step conversion): June 30, 2010 and December 31, 2009
12. Consolidated Merger Pro forma Income Statement (w/o second step conversion): 12 months ending June 30, 2010, 6 months ending June 30, 2010, and 12 months ending December 31, 2009
13. Appraisal Second Step No Foundation Pro Forma June 30, 2010 – 12 Months
14. Stub Second Step No Foundation Pro Forma June 30, 2010 – 6 Months
15. Offering Circular Second Step No Foundation Pro Forma December 31, 2009 – 12 Months
16. Consolidated Merger Pro forma Balance Sheet: June 30, 2010 and December 31, 2009
17. Consolidated Merger Pro forma Income Statement: 12 months ending June 30, 2010, 6 months ending June 30, 2010, and 12 months ending December 31, 2009

Introduction

Naugatuck Valley Financial Corporation, a newly formed Maryland corporation, is offering common stock for sale in connection with the conversion of Naugatuck Valley Savings and Loan from the mutual holding company form of organization to the stock form. As part of the conversion, the Bank is offering for sale common stock representing the 59.6% ownership interest of Naugatuck Valley Financial that is currently held by Naugatuck Valley Mutual Holding Company. At the conclusion of the conversion and offering, existing public shareholders of Naugatuck Valley Financial will receive shares of common stock in the new Naugatuck Valley Financial Corporation in exchange for their existing shares of common stock of Naugatuck Valley Financial.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 59.6% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $1.9 million at the midpoint,
- there will be an ESOP equal to 6% of the shares issued funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 3% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $2.73 per option over 5 years straight-line,
- the tax rate is assumed at 34.00% and,
- the net proceeds will be invested at the three-year Treasury Note rate of 1.20%, pre-tax.

Simultaneous with the completion of the offering, Naugatuck Valley Financial will acquire Southern Connecticut Bancorp, Inc. (the "Target"). In connection with the merger, Naugatuck Valley Financial will issue to the Target an aggregate of approximately 1,092,245 shares of common stock and pay approximately $7.3 million in cash.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's and the Target's audited financials for the year ended December 31, 2009, and the Bank's and Target's unaudited financials for the six months ending June 30, 2010. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Stifel, Nicolaus & Company, Incorporated, (the Bank's underwriter), Kilpatrick Stockton LLP (the Bank's special counsel), and Ostrowski and Company (the Bank's M&A advisor for this transaction). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of June 30, 2010, the Bank had $565.2 million in total assets, $394.3 million in deposits, $482.5 million in net loans and $51.2 million in equity.

As of June 30, 2010, the Target had $160.1 million in total assets, $140.3 million in deposits, $121.8 million in net loans and $15.7 million in equity.

The following table sets forth information with respect to the Bank's and the Target's full-service banking offices. The data shown below is the most recently available public data with regard to branch deposits (June 30, 2009).

FIGURE 1 – CURRENT FACILITIES LIST

Address	City	State	County	Zip Code	Deposits as of June 30,			Growth (%)	
					2009	2008	2004	2008 - 2009	2004 - 2009
Naugatuck Valley Financial Corporation (MHC)									
1. 1009 New Haven Rd	Naugatuck	CT	New Haven	06770-4716	42,853	40,800	34,899	5.03%	22.79%
2. 333 Church St	Naugatuck	CT	New Haven	06770-2806	134,454	133,739	118,436	0.53%	13.52%
3. 127 S Main St	Beacon Falls	CT	New Haven	06403-1447	25,391	25,185	16,684	0.82%	52.19%
4. 504 Bridgeport Ave Unit 300	Shelton	CT	Fairfield	06484-4765	35,640	34,573	22,257	3.09%	60.13%
5. 49 Pershing Dr	Derby	CT	New Haven	06418-1406	25,973	23,723	10,146	9.48%	155.99%
6. 249 West St	Seymour	CT	New Haven	06483-2650	40,127	36,489	NA	9.97%	NA
7. 1699 Highland Ave	Cheshire	CT	New Haven	06410-1271	22,139	14,986	NA	47.73%	NA
8. 1030 Hamilton Ave	Waterbury	CT	New Haven	06706-2348	23,900	16,028	NA	49.11%	NA
9. 1570 Southford Rd	Southbury	CT	New Haven	06488-2412	19,340	16,251	NA	19.01%	NA
10. 450 Heritage Rd Ste 3C	Southbury	CT	New Haven	06488-3871	11,424	1,678	NA	580.81%	NA
Total - Naugatuck Valley Financial Corporation (MHC)					**381,241**	**343,452**	**202,422**		
Bank of Southern Connecticut									
1. 215 Church St	New Haven	CT	New Haven	06510-1803	58,056	42,913	38,961	35.29%	49.01%
2. 445 W Main St	Branford	CT	New Haven	06405-3415	18,955	17,165	5,894	10.43%	221.60%
3. 1475 Whalley Ave	New Haven	CT	New Haven	06515-1155	20,611	13,544	8,092	52.18%	154.71%
4. 24 Washington Ave	North Haven	CT	New Haven	06473-2309	20,610	16,019	NA	28.66%	NA
Total - Bank of Southern Connecticut					**118,232**	**89,641**	**52,947**		
Total - Combined Entity (14 Branches)					**499,473**	**433,093**	**255,369**		

Source: SNL Financial

HISTORY AND OVERVIEW

NAUGATUCK VALLEY FINANCIAL

Naugatuck Valley Financial was organized on September 30, 2004 under the laws of the United States to be a holding company for Naugatuck Valley Savings and Loan, a stock savings bank also organized under the laws of the United States in connection with Naugatuck Valley Savings and Loan's conversion from the mutual to the mutual holding company form of organization. On September 30, 2004, Naugatuck Valley Financial completed its initial public offering in which it sold 3,269,881 shares, or 43.0%, of its common stock to the public, including 298,091 shares to the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan. An additional 4,182,407 shares, or 55.0% of Naugatuck Valley Financial's outstanding stock, were issued to Naugatuck Valley Mutual Holding Company, Naugatuck Valley Financial's federally chartered mutual holding company. Additionally, Naugatuck Valley Financial contributed 152,087 shares, or 2.0% of its outstanding common stock, to the Naugatuck Valley Savings and Loan Charitable Foundation.

Naugatuck Valley Financial's business activities consist of the ownership of Naugatuck Valley Savings and Loan's capital stock and the management of the offering proceeds it retained. Naugatuck Valley Financial does not own or lease any property. Instead, it uses the premises, equipment and other property of Naugatuck Valley Savings and Loan. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to Naugatuck Valley Savings and Loan. As a federally chartered savings and loan holding company, Naugatuck Valley Financial is subject to the regulation of the Office of Thrift Supervision.

Naugatuck Valley Savings and Loan operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. Naugatuck Valley Savings and Loan attracts deposits from the general public and uses those funds to originate one- to four-family real estate, multi-family and commercial real estate, construction, commercial and consumer loans, which Naugatuck Valley Savings and Loan generally holds for investment. Naugatuck Valley Savings and Loan also maintains an investment portfolio. Naugatuck Valley Savings and Loan is regulated by the Office of Thrift Supervision and its deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. Naugatuck Valley Savings and Loan is also a member of the Federal Home Loan Bank of Boston.

SOUTHERN CONNECTICUT BANCORP

Southern Connecticut Bancorp ("the Target") is a bank holding company headquartered in New Haven, Connecticut that was incorporated on November 8, 2000. Southern Connecticut Bancorp's strategic objective is to serve as a bank holding company for a community-based commercial bank and a mortgage broker serving primarily New Haven County (the "Greater New Haven Market"). Southern Connecticut Bancorp owns 100% of the capital stock of The Bank of Southern Connecticut, a Connecticut-chartered bank with its headquarters in New Haven, Connecticut, and 100% of the capital stock of SCB Capital Inc., operating under the name "Evergreen Financial Services" ("Evergreen"), which is licensed by the State of Connecticut Department of Banking to operate a mortgage brokerage business and also operates from Southern Connecticut Bancorp's headquarters in New Haven, Connecticut. Southern Connecticut Bancorp and its subsidiaries focus on meeting the financial services needs of consumers and small to medium-sized businesses, professionals and professional corporations, and their owners and employees in the Greater New Haven Market.

The Bank of Southern Connecticut operates branches at four locations, including downtown New Haven, the Amity/Westville section of New Haven, Branford and North Haven. The Bank of Southern Connecticut's branches have a consistent, attractive appearance. Each location has an open lobby, comfortable waiting area, offices for the branch manager and a loan officer, and a conference room. The design of the branches complements the business development strategy of The Bank of Southern Connecticut, affording an appropriate space to deliver personalized banking services in professional, confidential surroundings.

The Bank of Southern Connecticut focuses on serving the banking needs of small to medium-sized businesses, professionals and professional corporations, and their owners and employees in the Greater New Haven Market. The Bank of Southern Connecticut's target commercial customer has between $1.0 and $30.0 million in revenues, 15 to 150 employees, and borrowing needs of up to $3.0 million. The primary focus on this commercial market makes The Bank of Southern Connecticut uniquely qualified to move deftly in responding to the needs of its clients. The Bank of Southern Connecticut has been successful in winning business by offering a combination of competitive pricing for its services, quick decision making processes and a high level of personalized, "high touch" customer service.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- Maintaining capital at "well capitalized" levels;
- Maintaining high levels of asset quality;
- Maintaining a well diversified loan portfolio;
- Improving the efficiency ratio;
- Managing interest rate risk;
- Expanding the franchise and footprint through acquisition opportunities and the opening of additional branch offices;
- Developing secondary market capabilities; and
- Maintaining multiple sources of liquidity.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $58.5 million between December 31, 2005 and December 31, 2006, by $48.7 million between December 31, 2006 and December 31, 2007, by $72.9 million from December 31, 2007 to December 31, 2008 and by $21.3 million between December 31, 2008 and December 31, 2009. For the six months ended June 30, 2010, the Bank's balance sheet increased $8.3 million.

Equity was $51.2 million as of June 30, 2010 and the equity to assets ratio was 9.06% at June 30, 2010.

The Target's balance sheet increased by $35.7 million between December 31, 2005 and December 31, 2006 and by $6.3 million between December 31, 2006 and December 31, 2007. From December 31, 2007 to December 31, 2008 the balance sheet decreased $15.6 million. From December 31, 2008 and December 31, 2009 the Target increased total assets $20.7 million. For the six months ended June 30, 2010, the Target's balance sheet increased $24.5 million.

Equity was $15.7 million as of June 30, 2010 and the equity to assets ratio was 9.79% at June 30, 2010.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


Naugatuck Valley Financial
600,000
500,000
400,000
300,000
200,000
100,000
0
Total Assets ($000s)
60,000
50,000
40,000
30,000
20,000
10,000
0
Total Equity ($000s)
50,964
51,084
50,457
$355,346
$413,855
$462,527
$535,386
$556,955
$565,249
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Total assets
Total equity


Southern Connecticut Bancorp
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Total Assets ($000s)
30,000
25,000
20,000
15,000
10,000
5,000
0
Total Equity ($000s)
20,297
$88,574
$124,263
$130,564
$114,917
$135,610
$160,138
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Total assets
Total equity

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank and the Target at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

Naugatuck Valley Financial Selected Financial Condition (in thousands)	At June 30, 2010	At December 31, 2009	2008	2007	2006	2005
Total assets	$ 565,249	$ 556,955	$ 535,386	$ 462,527	$ 413,855	$ 355,346
Securities held-to-maturity	3,315	1,451	-	1,190	2,531	5,002
Securities available-for-sale	35,584	37,623	63,844	65,264	67,736	58,047
Loans receivable, net	482,481	473,304	431,976	359,831	308,376	259,427
Cash and cash equivalents	10,957	12,146	8,247	8,370	7,942	8,951
Deposits	394,286	380,931	363,026	321,398	289,198	240,846
Borrowed Funds	112,538	118,984	119,148	85,107	68,488	57,059
Total capital	51,220	50,308	45,589	50,457	51,084	50,964

Southern Connecticut Bancorp Selected Financial Condition (in thousands)	At June 30, 2010	At December 31, 2009	2008	2007	2006	2005
Total assets	$ 160,138	$ 135,610	$ 114,917	$ 130,564	$ 124,263	$ 88,574
Securities held-to-maturity	-	-	-	-	-	-
Securities available-for-sale	3,408	2,220	5,130	5,266	8,055	9,973
Loans receivable, net	121,778	109,865	89,241	85,995	75,306	55,882
Cash and cash equivalents	20,018	2,542	5,267	3,891	5,821	967
Deposits	140,340	117,556	93,970	107,422	101,274	65,280
Borrowed Funds	3,329	1,470	1,395	1,730	2,072	2,553
Total capital	15,683	15,633	18,541	20,084	20,332	20,297

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Naugatuck Valley Financial	At June 30,	At December 31,				
	2010	2009	2008	2007	2006	2005
Performance Ratios:						
Return on average assets	0.35%	0.37%	-0.06%	0.33%	0.38%	0.62%
Return on average equity	3.86%	4.10%	-0.64%	2.77%	2.79%	3.66%
Interest rate spread (1)	3.39%	3.00%	2.88%	2.76%	3.07%	3.68%
Net interest margin (2)	3.46%	3.09%	3.02%	2.95%	3.26%	3.87%
Noninterest expense to average assets	2.76%	2.68%	2.66%	2.86%	3.03%	3.27%
Efficiency ratio (3)	74.78%	78.43%	101.28%	87.18%	85.93%	80.61%
Average int-earning assets to average int-bearing	103.61%	103.77%	104.46%	105.65%	107.18%	111.20%
Average equity to average assets	9.14%	8.97%	9.71%	11.80%	13.65%	16.87%
Asset Quality Ratios:						
Allowance for loan losses as a percent of total loans	1.05%	0.84%	0.66%	0.60%	0.67%	0.72%
Allowance for loan losses as a percent of nonperforming loans	40.73%	66.60%	107.13%	222.99%	103.03%	638.78%
Net charge-offs to average outstanding loans during the	-0.01%	0.00%	-0.01%	0.02%	0.00%	0.01%
Nonperforming loans as a percent of total loans	2.58%	1.26%	0.62%	0.27%	0.65%	0.11%
Nonperforming assets as a percent of total assets	2.25%	1.10%	0.50%	0.21%	0.49%	0.10%
Capital Ratios:						
Total equity to total assets	9.06%	9.03%	8.52%	10.91%	12.34%	14.34%
Tier 1 capital (to adjusted assets) (4)	7.88%	7.76%	7.58%	8.81%	9.53%	11.42%
Tier 1 capital (to risk-weighted assets) (4)	10.25%	10.16%	10.36%	12.22%	13.56%	17.07%
Total capital (to risk-weighted assets) (4)	11.25%	11.10%	11.09%	12.88%	14.29%	17.88%
Other Data:						
Deposit accounts	30,928	30,712	30,721	29,489	27,385	25,592
Offices	10	10	10	9	9	6

Southern Connecticut Bancorp	At June 30,	At December 31,				
	2010	2009	2008	2007	2006	2005
Performance Ratios:						
Return on average assets	0.05%	-2.24%	0.12%	-0.45%	-0.12%	-0.33%
Return on average equity	0.45%	-17.50%	0.68%	-2.80%	-0.58%	-1.38%
Interest rate spread (1)	3.53%	2.68%	3.31%	3.51%	3.81%	4.04%
Net interest margin (2)	4.11%	3.45%	4.46%	4.89%	5.27%	5.02%
Noninterest expense to average assets	4.15%	4.46%	5.28%	5.28%	5.57%	5.53%
Efficiency ratio (3)	94.95%	118.74%	94.40%	100.54%	97.62%	101.33%
Average int-earning assets to average int-bearing	138.69%	144.11%	155.03%	148.32%	160.56%	168.28%
Average equity to average assets	11.25%	12.79%	17.05%	15.99%	20.46%	23.66%
Asset Quality Ratios:						
Allowance for loan losses as a percent of total loans	2.25%	2.46%	1.31%	1.43%	1.39%	1.37%
Allowance for loan losses as a percent of nonperforming loans	39.41%	47.36%	99.44%	100.08%	351.99%	134.37%
Net charge-offs to average outstanding loans during the period	0.07%	0.42%	0.36%	0.41%	0.05%	0.35%
Nonperforming loans as a percent of total loans	5.70%	5.19%	1.40%	1.43%	0.39%	1.02%
Nonperforming assets as a percent of total assets	4.44%	4.31%	1.10%	0.96%	0.24%	0.65%
Capital Ratios:						
Total equity to total assets	9.79%	11.56%	16.13%	15.38%	16.36%	22.92%
Tier 1 capital (to adjusted assets) (4)	10.89%	11.24%	15.64%	15.08%	17.56%	24.17%
Tier 1 capital (to risk-weighted assets) (4)	11.71%	11.99%	17.13%	18.80%	21.80%	29.17%
Total capital (to risk-weighted assets) (4)	12.97%	13.25%	18.46%	19.97%	22.96%	30.30%
Other Data:						
Deposit accounts	3,597	3,727	3,647	3,657	3,181	2,063
Offices	4	4	4	5	5	4

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $48.9 million from December 31, 2005 to December 31, 2006, by $51.5 million from December 31, 2006 to December 31, 2007, by $72.1 million from December 31, 2007 to December 31, 2008 and by $41.3 million from December 31, 2008 to December 31, 2009. The Bank increased net loans by $9.2 million from December 31, 2009 to June 30, 2010. As a percent of assets, the loan portfolio has increased from 73.01% to 85.36% between December 31, 2005 and June 30, 2010, respectively.

The Target's loan portfolio has increased by $19.4 million from December 31, 2005 to December 31, 2006, by $10.7 million from December 31, 2006 to December 31, 2007, by $3.2 million from December 31, 2007 to December 31, 2008 and by $20.6 million from December 31, 2008 to December 31, 2009. The Target increased net loans by $11.9 million from December 31, 2009 to June 30, 2010. As a percent of assets, the loan portfolio has increased from 63.09% to 76.05% between December 31, 2005 and June 30, 2010, respectively.

FIGURE 5 - NET LOANS RECEIVABLE CHART



Naugatuck Valley Financial
600,000
500,000
400,000
300,000
200,000
100,000
0
Loans receivable, net ($000s)
$259,427
$308,376
$359,831
$431,976
$473,304
$482,481
73.01%
74.51%
77.80%
80.68%
84.98%
85.36%
200.00%
180.00%
160.00%
140.00%
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
Net loans / Total asset Ratio
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Loans receivable, net
Net loans / Total assets



Southern Connecticut Bancorp
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Loans receivable, net ($000s)
$55,882
$75,306
$85,995
$89,241
$109,865
$121,778
63.09%
60.60%
65.86%
77.66%
81.02%
76.05%
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans / Total asset Ratio
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Loans receivable, net
Net loans / Total assets

Source: Offering Prospectus

Since December 31, 2005, the Bank's loan portfolio composition has shifted toward multi-family and commercial real estate and commercial loans and has shifted away from one-to-four-family residential real estate and home equity loans.

FIGURE 6 - LOAN MIX AS OF JUNE 30, 2010

Naugatuck Valley Financial ($000s)	At June 30, 2010		At December 31, 2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:												
One-to four-family	$ 225,624	45.97%	$ 229,693	47.74%	$ 216,201	49.51%	$ 193,787	53.24%	$ 179,374	57.27%	$ 156,900	59.44%
Multi-family and commercial	160,149	32.62%	134,931	28.05%	106,028	24.28%	70,051	19.25%	45,879	14.65%	33,608	12.73%
Construction	33,843	6.89%	46,298	9.62%	50,596	11.59%	41,041	11.27%	30,124	9.62%	24,943	9.45%
Total real estate loans	419,616	85.48%	410,922	85.41%	372,825	85.38%	304,879	83.76%	255,377	81.54%	215,451	81.62%
Consumer loans:												
Savings accounts	2,549	0.52%	1,113	0.23%	1,093	0.25%	1,272	0.35%	634	0.20%	785	0.30%
Personal	266	0.05%	256	0.05%	262	0.06%	302	0.08%	275	0.09%	212	0.08%
Automobile	185	0.04%	230	0.05%	271	0.06%	327	0.09%	186	0.06%	160	0.06%
Home equity	36,375	7.41%	37,276	7.75%	39,655	9.08%	40,517	11.13%	43,220	13.80%	37,628	14.25%
Total consumer loans	39,375	8.02%	38,875	8.08%	41,281	9.45%	42,418	11.65%	44,315	14.15%	38,785	14.69%
Commercial and industrial	31,899	6.50%	31,325	6.51%	22,567	5.17%	16,690	4.59%	13,508	4.31%	9,728	3.69%
Total loans	**490,890**	**100%**	**481,122**	**100%**	**436,673**	**100%**	**363,987**	**100%**	**313,200**	**100%**	**263,964**	**100%**
Less:												
Deferred loan origination costs (fees), net	(524)		(486)		(529)		(461)		(410)		(401)	
Allowance for loan losses	(5,119)		(3,996)		(2,869)		(2,163)		(2,071)		(1,878)	
Undisbursed construction loans	(2,766)		(3,336)		(1,299)		(1,532)		(2,343)		(2,258)	
Net loans	**$ 482,481**		**$ 473,304**		**$ 431,976**		**$ 359,831**		**$ 308,376**		**$ 259,427**	

Southern Connecticut Bancorp ($000s)	At June 30, 2010		At December 31, 2009	
	Amount	Percent	Amount	Percent
Commercial loans secured by RE	$ 71,107	57.02%	$ 63,837	56.60%
Commercial loans	50,074	40.15%	43,893	38.92%
Construction loans	3,171	2.54%	4,608	4.09%
Consumer installment loans	354	0.28%	449	0.40%
Total Loans	**$ 124,705**	**100.00%**	**$ 112,786**	**100.00%**

Source: Offering Prospectus

The two large components in the Bank's loan portfolio are 1-4 family residential loans, which account for 45.97% of the portfolio mix at June 30, 2010, and multi-family and commercial real estate loans, which account for 32.62% of the portfolio mix at June 30, 2010.

The Target's loan portfolio was heavily weighted in loans secured by commercial real estate as well as a moderate concentration in commercial and industrial loans at June 30, 2010.

FIGURE 7 - LOAN MIX AT JUNE 30, 2010

Naugatuck Valley Financial


Commercial and
Industrial
6.50%
Consumer
0.61%
Home Equity
7.41%
One-to Four-Family
45.97%
Construction
6.89%
Multi-family and
Commercial
32.62%

Southern Connecticut Bancorp


Consumer
installment loans
0.28%
Construction loans
2.54%
Commercial loans
40.15%
Commercial loans
secured by RE
57.02%

Source: Offering Prospectus

INVESTMENTS

The Bank's investment portfolio decreased $24.2 million between December 31, 2005 and June 30, 2010. The Target's investment portfolio decreased $6.6 million between December 31, 2005 and June 30, 2010.

FIGURE 8 - SECURITIES CHART


Naugatuck Valley Financial
Total investments, amortized cost ($000s)
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$63,049
$70,267
$66,454
$63,844
$39,074
$38,899
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010


Southern Connecticut Bancorp
Total investments, amortized cost ($000s)
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$9,973
$8,055
$5,266
$5,130
$2,220
$3,408
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table sets forth the amortized cost and fair values of the Bank's securities portfolio at the dates indicated. All of the securities were classified as available-for-sale at the dates indicated. The portfolio is predominately agency sponsored MBS.

FIGURE 9 – INVESTMENT MIX

Naugatuck Valley Financial	At June 30,		At December 31,					
	2010		2009		2008		2007	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale Securities								
U.S. Government and agency obligations	$ 1,526	$ 1,594	$ 1,529	$ 1,583	$ 1,537	$ 1,604	$ 2,749	$ 2,744
Mortgage-backed securities	22,454	23,533	23,561	24,500	42,297	43,030	31,352	31,261
Collateralized mortgage obligations	3,029	2,971	3,091	3,000	3,339	3,183	3,547	3,494
Municipal obligations	-	-	-	-	8,888	8,993	14,092	14,075
Money market preferred obligations	8,200	7,486	8,200	7,880	9,273	6,744	12,700	12,700
Corporate obligations	-	-	1,000	660	1,000	290	1,000	990
Held-to-maturity securities:								
U.S. Government and agency obligations	-	-	1,451	1,475	-	-	1,000	998
Interest-bearing balances	3,315	3,340	-	-	-	-	190	190
Total	**$ 38,524**	**$ 38,924**	**$ 38,832**	**$ 39,098**	**$ 66,334**	**$ 63,844**	**$ 66,630**	**$ 66,452**

Southern Connecticut Bancorp	At June 30, 2010
($000s)	Amortized Cost
U.S. Treasury bils	$ 3,350
Mortgage-backed securities	58
Total	**$ 3,408**

Source: Offering Prospectus

ASSET QUALITY

The Bank's nonperforming assets increased to $12.7 million at June 30, 2010 from $341 thousand at December 31, 2005. The Bank's nonperforming asset to total assets ratio increased from 0.10% at December 31, 2005 to 2.25% at June 30, 2010.

The Target's nonperforming asset to total assets ratio increased from 0.65% at December 31, 2005 to 4.44% at June 30, 2010.

FIGURE 10 - ASSET QUALITY CHART


Naugatuck Valley Financial
Total nonperforming assets ($000s)
Total nonperforming assets to total assets (%)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$341
0.10%
$2,010
0.49%
$970
0.21%
$2,678
0.50%
$6,140
1.10%
$12,734
2.25%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Total nonperforming assets
Total nonperforming assets to total assets

Source: Offering Prospectus

At June 30, 2010, the Bank's nonperforming loans to total loan ratio was 2.58% and the nonperforming assets to total assets ratio was 2.25%. The largest increase in the portfolio was in construction loans. Nonperforming one-to-four-family real estate loans increased by $254 thousand from December 31, 2009 to June 30, 2010. Nonperforming multi-family and commercial real estate increased by $692 thousand from December 31, 2009 to June 30, 2010. Nonperforming construction loans increased $4.2 million from December 31, 2009 to June 30, 2010.

FIGURE 11 - NONPERFORMING LOANS

Naugatuck Valley Financial	**June 30,**	**At December 31,**				
($000s)	**2010**	**2009**	**2008**	**2007**	**2006**	**2005**
Nonaccrual loans:						
One- to four-family	$ 2,080	$ 1,826	$ 1,100	$ 422	$ 423	$ 165
Construction	5,418	1,250	370	-	352	-
Multi-family and commercial real estate	2,807	2,114	1,001	356	1,036	120
Commercial business	899	452	142	144	142	9
Consumer	68	358	65	48	57	-
Total non performing loans	11,272	6,000	2,678	970	2,010	294
Troubled debt restructurings	1,295	-	-	-	-	-
Foreclosed real estate	167	140	-	-	-	47
Total nonperforming assets	$ 12,734	$ 6,140	$ 2,678	$ 970	$ 2,010	$ 341
Total nonperforming loans to total loans	2.58%	1.26%	0.62%	0.27%	0.65%	0.11%
Total nonperforming loans to total assets	2.22%	1.08%	0.50%	0.21%	0.49%	0.08%
Total nonperforming assets to total assets	2.25%	1.10%	0.50%	0.21%	0.49%	0.10%

Southern Connecticut Bancorp	**June 30,**	**At December 31,**	
($000s)	**2010**	**2009**	**2008**
Non-accrual loans	$ 6,415	$ 5,363	$ 882
Accruing loans contractually past due 90 days or more			
Loans past due 90 days or more and still accruing	508	484	196
Matured loans pending renewal and still accruing	180	-	189
Total	$ 688	$ 484	$ 384

Source: Offering Prospectus

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


Naugatuck Valley Financial
6,000
5,000
4,000
3,000
2,000
1,000
0
Allowance for loan and lease loss - ALLL - ($000s)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL / Loans (%)
1,878
2,071
2,163
2,869
3,996
5,119
0.72%
0.67%
0.60%
0.66%
0.84%
1.05%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
ALLL
ALLL to Loans


Southern Connecticut Bancorp
3,000
2,500
2,000
1,500
1,000
500
0
Allowance for loan and lease loss - ALLL - ($000s)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL / Loans (%)
1,183
2,769
2,799
1.37%
1.39%
1.43%
1.31%
2.46%
2.25%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
ALLL
ALLL to Loans, gross

Source: Offering Prospectus

FUNDING COMPOSITION

The Bank experienced deposit growth of $153.4 million between December 31, 2005 and June 30, 2010 as deposits increased from $240.8 million to $394.3 million. Borrowings trended upward between December 31, 2005 and June 30, 2010 as well, due to the Bank implementing leverage strategies. As of June 30, 2010, the Bank had outstanding borrowings of $112.5 million.

The Target's deposits fluctuated from December 31, 2005 through June 30, 2010, increasing a total of $75.1 million over the time period from $65.3 million to a total of $140.3 million. Borrowing levels increased by $776 thousand from $2.6 million as fo December 31, 2005 to $3.3 million as of June 30, 2010.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


Naugatuck Valley Financial
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Total deposits ($000s)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Total borrowed funds ($000s)
$240,846
$289,198
$321,398
$363,026
$380,931
$394,286
57,059
68,488
85,107
119,148
118,984
112,538
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Total deposits
Total borrowed funds


Southern Connecticut Bancorp
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Total deposits ($000s)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
Total borrowed funds ($000s)
$65,280
$101,274
$107,422
$93,970
$117,556
$140,340
2,553
2,072
1,730
1,395
1,470
3,329
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Total deposits
Total borrowed funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of June 30, 2010. The two largest components of the deposit mix are certificates of deposit and savings accounts.

FIGURE 14 - DEPOSIT MIX

Naugatuck Valley Financial


Money market savings accounts 6.43%
Checking and NOW accounts 15.02%
Certificate accounts 60.41%
Regular savings accounts 18.14%

Southern Connecticut Bancorp


Non Interest Bearing Checking 21.87%
Time Deposits 49.79%
Interest Bearing Checking, Money Market & Savings 28.35%

Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following table, which is based on information that the Bank provided to the Office of Thrift Supervision, presents the change in the net portfolio value of the Bank at June 30, 2010 (the latest date for which the information is available) that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that the Bank might take to counteract that change. The Bank's interest rate risk position is considered to be "Minimum Risk" according to TB-13a.

FIGURE 15 – INTEREST RATE RISK

Naugatuck Valley Financial	Net Portfolio Value			Portfolio Value of Assets	
Basis point ("bp") Change in rates	Amount	Change	% Change	NPV Ratio	Change (bp)
		($000s)			
300	$ 45,374	(16,320)	-26.45%	8.10%	(233)
200	53,212	(8,482)	-13.75%	9.29%	(114)
100	59,541	(2,153)	-3.49%	10.19%	(24)
50	61,307	(387)	-0.63%	10.42%	(1)
0	61,694	-	0.00%	10.43%	-
-50	60,956	(738)	-1.20%	10.27%	(16)
-100	59,461	(2,233)	-3.62%	10.01%	(42)

Source: Offering Prospectus

NET WORTH AND CAPITAL

At June 30, 2010 the Bank and the Target had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Naugatuck Valley Financial	Naugatuck Valley Financial Corporation (MHC)		Naugatuck Valley Savings & Loan (MHC)	
June 30, 2010	Actual	Capital Adequacy Target Ratio	Actual	Capital Adequacy Target Ratio
Total Capital to Risk Weighted Assets	NA	8.00%	11.42%	8.00%
Tier 1 Capital to Risk Weighted Assets	NA	4.00%	10.24%	4.00%
Tier 1 (leverage) Capital Ratio to Average Assets	NA	4.00%	7.88%	4.00%

Southern Connecticut Bancorp	Southern Connecticut Bancorp		The Bank of Southern Connecticut	
June 30, 2010	Actual	Capital Adequacy Target Ratio	Actual	Capital Adequacy Target Ratio
Total Capital to Risk Weighted Assets	12.97%	8.00%	12.22%	8.00%
Tier 1 Capital to Risk Weighted Assets	11.71%	4.00%	10.96%	4.00%
Tier 1 (leverage) Capital Ratio to Average Assets	10.89%	4.00%	10.18%	4.00%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's net income trended downward between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2008. For the twelve months ended December 31, 2009, the Bank achieved $2.0 million in net income, which represents an increase over the twelve months ended December 31, 2005. In the first six months of 2010, the Bank achieved $993 thousand in net income.

The Target's net income has been historically negative and it achieved modest profitability only once from December 31, 2005 to December 2009. In the first six months of 2010, the Target achieved $35 thousand of net income.

FIGURE 17 - NET INCOME CHART


Naugatuck Valley Financial
Twelve Months Ended
Six Months Ended
Net income (loss) ($000s)
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
$1,905
$1,448
$1,420
$(312)
$1,993
$993
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010


Southern Connecticut Bancorp
Twelve Months Ended
Six Months Ended
Net income (loss) ($000s)
$1,000
$500
$0
($500)
($1,000)
($1,500)
($2,000)
($2,500)
($3,000)
($3,500)
$(278)
$(118)
$(574)
$134
$(2,907)
$35
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010

Source: Offering Prospectus

The Bank's net interest spread and margin increased between the six months ended June 30, 2010 and the six months ended June 30, 2010. The increase was primarily attributable to the cost of funds decreasing at a faster rate compared to the yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

Naugatuck Valley Financial	Six Months Ended June30,					
	2010			2009		
Dollars in thousands	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:						
Loans	$ 479,210	$ 13,466	5.62%	$ 438,591	$ 12,765	5.82%
Fed Funds sold	3,762	1	0.05%	8,762	4	0.09%
Investment securities	38,876	862	4.43%	56,530	1,326	4.69%
Federal Home Loan Bank stock	6,252	-	0.00%	6,252	-	0.00%
Total interest-earning assets	528,100	14,329	5.43%	510,135	14,095	5.53%
Noninterest-earning assets	35,064			31,071		
Total assets	$ 563,164			$ 541,206		
Interest-bearing liabilities:						
Certificate accounts	$ 234,759	$ 3,292	2.80%	240,527	$ 4,071	3.39%
Regular savings accounts and escrow	71,315	194	0.54%	56,818	199	0.70%
Checking and NOW accounts	56,913	24	0.08%	53,577	23	0.09%
Money market savings accounts	26,289	117	0.89%	25,468	171	1.34%
Total interest-bearing deposits	389,276	3,627	1.86%	376,390	4,464	2.37%
FHLB advances	108,703	1,503	2.77%	109,299	2,166	3.96%
Other borrowings	11,717	57	0.97%	5,932	51	1.72%
Total interest-bearing liabilities	509,696	5,187	2.04%	491,621	6,681	2.72%
Noninterest-bearing liabilities	1,974			2,102		
Total liabilities	511,670			493,723		
Stockholders' equity	51,494			47,483		
Total liabilities and stockholders' equity	$ 563,164			$ 541,206		
Net interest income		$ 9,142			$ 7,414	
Interest rate spread			3.39%			2.81%
Net interest margin			3.46%			2.91%
Average interest-earning assets to average interest-bearing liabilities			103.61%			103.77%

Source: Offering Prospectus

Southern Connecticut Bancorp	**Six Months Ended June 30,**					
	2010			**2009**		
Dollars in thousands	**Average Balance**	**Interest and Dividends**	**Yield/ Cost**	**Average Balance**	**Interest and Dividends**	**Yield/ Cost**
Interest-earning assets:						
Loans (1)(2)	$ 117,918	$ 3,615	6.18%	$ 91,964	$ 2,879	6.31%
Short-term and other investments	10,985	42	0.77%	18,353	105	1.15%
Investments	3,295	9	0.55%	3,881	89	4.62%
Federal funds sold	-	-	0.00%	-	-	0.00%
Total interest-earning assets	132,198	3,666	5.59%	114,198	3,073	5.43%
Cash and due from banks	5,343			4,354		
Premises and equipment, net	2,425			2,692		
Allowance for loan losses	(2,777)			(2,259)		
Other	2,761			2,318		
Total Non interest-earning assets	7,752			7,105		
Total assets	$ 139,950			$ 121,303		
Interest-bearing liabilities:						
Time certificates	$ 55,690	$ 687	2.49%	$ 41,707	$ 677	3.27%
Savings deposits	2,362	8	0.68%	1,634	12	1.48%
Money market/checking deposits	34,146	186	1.10%	33,175	294	1.79%
Capital lease obligations	1,174	87	14.94%	1,180	88	15.04%
Repurchase agreements	1,944	5	0.52%	616	4	1.31%
Total interest bearing liabilities	95,316	973	2.06%	78,312	1,075	2.77%
Non-interest bearing deposits	27,990			24,655		
Accrued expenses and other liabilities	901			1,074		
Total Noninterest-bearing liabilities	28,891			25,729		
Total liabilities	124,207			104,041		
Stockholders' equity	15,743			17,262		
Total liabilities and stockholders' equity	$ 139,950			$ 121,303		
Net interest income		$ 2,693			$ 1,998	
Interest rate spread			3.53%			2.66%
Net interest margin			4.11%			3.53%
Average interest-earning assets to average interest-bearing liabilities			138.69%			145.82%

Source: Offering Prospectus

The Bank's spread and margin trended downward between December 31, 2005 and December 31, 2007, however from December 31, 2008 through June 30, 2010, the Bank's spread and margin increased as rates decreased. The Target's spread and margin decreased from December 31, 2005 to December 31, 2009 but increased in the six months of 2010.

FIGURE 19 - SPREAD AND MARGIN CHART


Naugatuck Valley Financial
Twelve Months Ended
Six Months Ended
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.87%
3.68%
3.26%
3.07%
2.95%
2.76%
3.02%
2.88%
3.09%
3.00%
3.46%
3.39%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Spread
Margin


Southern Connecticut Bancorp
Twelve Months Ended
Six Months Ended
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.02%
5.27%
4.89%
4.46%
3.45%
4.11%
4.04%
3.81%
3.51%
3.31%
2.68%
3.53%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
6/30/2010
Spread
Margin

Source: Offering Prospectus

FIGURE 20 - INCOME STATEMENT TRENDS

Naugatuck Valley Financial	For the Six Months Ended June 30,		For the Twelve Months Ended December 31,				
Selected Financial Condition ($000s)	2010	2009	2009	2008	2007	2006	2005
Interest income	$ 14,329	$ 14,095	$ 28,291	$ 28,203	$ 25,030	$ 20,750	$ 15,908
Interest expense	5,187	6,681	12,537	13,904	13,174	9,350	4,941
Net interest income	9,142	7,414	15,754	14,299	11,856	11,400	10,967
Provision (credit) for loan losses	1,171	557	1,144	675	151	192	32
Net interest income after provision (credit) for loan losses	7,971	6,857	14,610	13,624	11,705	11,208	10,935
Noninterest income	1,230	1,353	2,742	(1,048)	2,354	1,948	1,517
Noninterest expense	7,773	7,396	14,541	13,454	12,422	11,504	10,097
(Loss) income before income tax (benefit) expense	1,428	814	2,811	(878)	1,637	1,652	2,355
Income tax (benefit) expense	435	206	818	(566)	217	204	450
Net (loss) income (1)	$ 993	$ 608	$ 1,993	$ (312)	$ 1,420	$ 1,448	$ 1,905

Southern Connecticut Bancorp	For the Six Months Ended June 30,		For the Twelve Months Ended December 31,				
Selected Financial Condition ($000s)	2010	2009	2009	2008	2007	2006	2005
Interest income	$ 3,666	$ 3,073	$ 6,426	$ 7,000	$ 9,143	$ 7,080	$ 5,179
Interest expense	973	1,075	2,172	2,240	3,378	2,223	1,152
Net interest income	2,693	1,998	4,254	4,760	5,765	4,857	4,027
Provision (credit) for loan losses	118	2,081	1,992	226	538	253	216
Net interest income after provision (credit) for loan losses	2,575	(83)	2,262	4,534	5,227	4,604	3,811
Noninterest income	337	319	629	1,667	960	804	630
Noninterest expense	2,877	2,801	5,798	6,067	6,761	5,526	4,719
(Loss) income before income tax (benefit) expense	35	(2,565)	(2,907)	134	(574)	(118)	(278)
Income tax (benefit) expense	-	-	-	-	-	-	-
Net (loss) income (1)	$ 35	$ (2,565)	$ (2,907)	$ 134	$ (574)	$ (118)	$ (278)

Source: Offering Prospectus

LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank hold security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on its financial condition, results of operations or cash flows.

SUBSIDIARIES

Naugatuck Valley Savings and Loan is the wholly-owned subsidiary of Naugatuck Financial Corporation.

Bank of Southern Connecticut is the wholly-owned subsidiary of Southern Connecticut Bancorp.

2. Market Area Analysis

Connecticut Market Area:

The Bank is headquartered in Naugatuck, Connecticut, which is located in southwestern Connecticut approximately six miles south of Waterbury and 26 miles north of Bridgeport. In addition to its main office, it operates nine branch offices in the greater Naugatuck Valley market which is considered the Bank's market area. The greater Naugatuck Valley market encompasses the communities in the central and lower Naugatuck Valley regions in New Haven County, where the main office and eight of its branch offices are located, and Fairfield County, where one of its branch offices is located. The economy in the market area is primarily oriented to the service, retail, construction, and manufacturing industries.

The Target serves the Greater New Haven Market, which is comprised of the communities located in and around New Haven County in Southern Central Connecticut. The Greater New Haven Market is located in the center of, and is a critical component of, the commercial activity of the northeast corridor in New England. The market focus resides in the busy transportation and commercial area between New York City to the south, Hartford to the north, Providence to the east, and Boston to the northeast. The diversified economic base of this market region includes pharmaceutical, advanced manufacturing, healthcare, defense, technology, service and energy companies. The region is also one of New England's most popular tourist destinations, featuring popular shoreline and heritage sites. In addition, Southern Connecticut Bancorp's headquarters is located in downtown New Haven, in the area of Yale University's campus.

The following tables provide deposit and demographic data for the Bank's market area.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR NEW HAVEN, CT

Demographic Summary: New Haven, CT	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	824,008	851,493	859,693	3.34	0.96
0-14 Age Group (%)	20.55	18.88	18.79	(5.03)	0.47
15-34 Age Group (%)	26.24	25.86	26.40	1.87	3.04
35-54 Age Group (%)	30.02	28.43	25.71	(2.15)	(8.68)
55-69 Age Group (%)	12.11	16.15	18.04	37.76	12.82
70+ Age Group (%)	11.08	10.67	11.05	(0.44)	4.54
Median Age (actual)	37.00	39.30	39.30	6.22	0.00
Total Households (actual)	319,040	329,028	332,153	3.13	0.95
< $25K Households (%)	25.33	18.02	15.19	(26.62)	(14.89)
$25-49K Households (%)	25.67	20.46	16.56	(17.80)	(18.30)
$50-99K Households (%)	33.22	39.80	36.57	23.56	(7.24)
$100K+ Households (%)	15.78	21.72	31.68	41.91	47.23
Average Household Income ($)	62,220	77,462	89,199	24.50	15.15
Median Household Income ($)	48,834	62,374	73,227	27.73	17.40
Per Capita Income ($)	24,439	30,479	35,078	24.71	15.09

Source: SNL Securities & ESRI

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR FAIRFIELD, CT

Demographic Summary: Fairfield, CT	Base 2000	Current 2010	Projected 2015	% Change 2000 - 2010	% Change 2010 - 2015
Total Population (actual)	882,567	906,634	910,312	2.73	0.41
0-14 Age Group (%)	21.92	21.32	20.59	(0.09)	(3.03)
15-34 Age Group (%)	24.04	23.17	24.49	(0.96)	6.10
35-54 Age Group (%)	31.52	30.21	26.94	(1.54)	(10.47)
55-69 Age Group (%)	12.74	15.57	17.64	25.58	13.76
70+ Age Group (%)	9.78	9.72	10.34	2.10	6.78
Median Age (actual)	37.30	39.50	39.80	5.90	0.76
Total Households (actual)	324,232	332,615	333,861	2.59	0.37
< $25K Households (%)	17.98	12.09	9.29	(31.02)	(22.83)
$25-49K Households (%)	20.64	12.92	9.47	(35.81)	(26.40)
$50-99K Households (%)	30.35	31.24	28.45	5.57	(8.58)
$100K+ Households (%)	31.03	43.76	52.79	44.68	21.08
Average Household Income ($)	103,255	129,156	150,731	25.08	16.70
Median Household Income ($)	64,876	87,754	103,758	35.26	18.24
Per Capita Income ($)	38,350	47,705	55,646	24.39	16.65

Source: SNL Securities & ESRI

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this appraisal, there are a total of 257 thrifts that trade on public exchanges or are private companies. There are 142 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, (defined as the NYSE, NASDAQ or AMEX) since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter, as pink sheets, or private companies are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Institutions that were structured as Mutual Holding Companies (MHC's) were eliminated. 32 institutions were eliminated due to the MHC structure, leaving 110 remaining institutions.

Institutions outside of the New England region were eliminated. 93 institutions were eliminated due to being outside the target region.

Of the 17 remaining institutions, 6 institutions were eliminated due to their size. An institution was eliminated if total assets were below $450 million or above $1.6 billion.

Of the 11 remaining institutions, one institutions was eliminated because the IPO date is too recent.

Of the 10 remaining institutions, one was eliminated because it is the target of an announced merger, leaving 9 institutions, which is not a sufficient number.

In order to arrive at a group of 10 institutions, FinPro reviewed the selection screens. FinPro also considered that one institution, New England Bancshares, Inc., in the State of Connecticut recently switched charters from a thrift holding company to a bank holding company. New England Bancshares, Inc. undertook a second step conversion in 2005 and has completed the acquisition of two small commercial banks. FinPro believes that New England Bancshares represents a stronger comparable relative to other institutions not included in the Comparable Group and as such New England Bancshares was included as a Comparable.

Using the criteria established, the Comparable Group was created. It is important to note that none of the Comparables will be identical clones of the Bank, and as such, subjective adjustments will have to be made. A variance to the Comparable median was established for each data field.

FIGURE 23 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee	MA	8	07/20/2006
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield	MA	9	01/17/2007
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	10	12/20/1988
LEGC	Legacy Bancorp, Inc.	NASDAQ	Pittsfield	MA	20	10/26/2005
NEBS	New England Bancshares	NASDAQ	Enfield	CT	15	12/29/2005
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	27	05/27/1986
NFSB	Newport Bancorp, Inc.	NASDAQ	Newport	RI	6	07/07/2006
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield	MA	24	12/04/2007
WFD	Westfield Financial, Inc.	NASDAQ	Westfield	MA	11	01/04/2007
	Pro-forma Results*				14	
NVSL	Naugatuck Valley Financial Corporation (MHC)	NASDAQ	Naugatuck	CT	10	10/1/2004
SSE	Southern Connecticut Bancorp, Inc.	NYSE Amex	New Haven	CT	4	7/6/2001

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $450.4 million to $1.5 billion in total assets with a median of $824.4 million. The Bank's pro forma asset size, prior to the capital raise, was $723.9 million as of June 30, 2010. At the pro forma midpoint of the offering range including the merger, the Bank is expected to have assets of $743.8 million.

2. Profitability The Comparable Group had a median core ROAA of 0.34% and a median core ROAE of 3.39% for the last twelve months. The pro forma Bank, prior to the capital raise, had a core ROAA of 0.24% and a core ROAE of 2.71% for the twelve months ended June 30, 2010. On a pro forma basis including the conversion at the midpoint, the Bank's core ROAA and core ROAE are 0.21% and 1.87%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 8.67% with a high of 18.68% and a low of 7.10%. At June 30, 2010, the pro forma Bank, prior to the capital raise, had a tangible equity to tangible assets ratio of 8.15%. At the midpoint of the conversion and including the merger, the Bank would have a pro forma tangible equity to tangible assets ratio of 10.61%.

4. Balance Sheet Mix At June 30, 2010, the pro forma Bank, prior to the capital raise, had a loan to asset ratio of 84.13%. The median loan to asset ratio for the Comparables was 74.89%, ranging from a low of 38.45% to a high of 84.75%. On the liability side, the pro forma Bank's, prior to the capital raise, deposit to asset ratio was 74.02% at June 30, 2010 while the Comparable median was 70.41%, ranging from 54.27% to 75.81%. The pro forma Bank's borrowing to asset ratio prior to the capital raise of 15.84% is slightly below the Comparable median of 16.68%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the pro-forma Bank and the Comparable Group.

FIGURE 24 - KEY FINANCIAL INDICATORS

	NVSL at or for the Twelve Months Ended 6/30/10	SSE at or for the Twelve Months Ended 6/30/10	Pro-forma* at or for the Twelve Months Ended 6/30/10	Comparable Group Median Last Twelve Months
Balance Sheet Data				
Gross Loans to Deposits	123.67	88.77	113.65	100.22
Total Net Loans to Assets	85.59	76.46	84.13	74.89
Securities to Assets	7.99	2.17	6.73	14.81
Deposits to Assets	69.75	87.64	74.02	70.41
Borrowed Funds to Assets	19.91	2.08	15.84	16.68
Balance Sheet Growth				
Asset Growth Rate	5.27	17.27	7.35	3.22
Loan Growth Rate	8.54	28.57	12.08	3.82
Deposit Growth Rate	5.50	18.87	8.95	6.06
Capital				
Equity to Assets	7.89	9.15	8.56	10.45
Tangible Equity to Tangible Assets	7.87	9.15	8.15	8.67
Intangible Assets to Equity	0.13	-	0.44	1.86
Regulatory Core Capital to Assets	7.88	9.15	6.66	8.75
Equity + Reserves to Assets	8.79	10.91	9.22	11.28
Asset Quality				
Non-Performing Loans to Loans	3.70	5.15	2.52	1.44
Reserves to Non-Performing Loans	28.38	43.63	31.21	82.20
Non-Performing Assets to Assets	2.26	4.08	2.16	1.18
Non-Performing Assets to Equity	28.68	41.61	25.24	8.75
Reserves to Loans	1.05	2.25	0.79	0.94
Reserves to Non-Performing Assets + 90 Days De	21.62	38.79	29.37	47.22
Profitability				
Return on Average Assets	0.43	(0.22)	0.05	0.37
Return on Average Equity	4.76	(1.95)	0.55	2.96
Core Return on Average Assets	0.43	(0.22)	0.24	0.34
Core Return on Average Equity	4.71	(1.95)	2.71	3.39
Income Statement				
Yield on Average Earning Assets	5.51	5.29	5.37	5.17
Cost of Average Interest Bearing Liabilities	2.20	1.68	1.96	1.99
Net Interest Spread	3.29	3.09	3.09	3.13
Net Interest Margin	3.37	3.61	3.41	3.31
Noninterest Income to Average Assets	0.43	0.45	0.47	0.47
Noninterest Expense to Average Assets	2.67	4.24	3.34	2.73
Efficiency Ratio	73.80	101.24	82.25	74.75
Overhead Ratio	70.21	101.39	94.45	72.23

* Does not include adjustments resulting from the Second Step

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Asset Quality
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the pro forma Bank measured against the Comparable Group.

FIGURE 25 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	526,747	134.23	84.75	7.52	63.39	27.30
CBNK	Chicopee Bancorp, Inc.	556,973	119.42	78.04	11.95	65.69	17.29
HBNK	Hampden Bancorp, Inc.	584,039	99.73	73.97	17.67	71.92	11.13
HIFS	Hingham Institution for Savings	971,779	109.99	76.76	11.16	70.24	22.16
LEGC	Legacy Bancorp, Inc.	956,239	97.25	68.04	21.30	70.57	15.95
NEBS	New England Bancshares	692,596	100.70	75.81	9.56	75.81	13.35
NHTB	New Hampshire Thrift Bancshares, Inc.	993,206	90.49	65.94	24.28	73.42	16.06
NFSB	Newport Bancorp, Inc.	450,400	134.50	77.44	11.58	58.03	29.94
UBNK	United Financial Bancorp, Inc.	1,544,915	99.00	70.58	20.44	71.70	13.17
WFD	Westfield Financial, Inc.	1,234,948	71.31	38.45	55.22	54.27	25.68
	Average	851,184	105.66	70.98	19.07	67.50	19.20
	Median	824,418	100.22	74.89	14.81	70.41	16.68
	Maximum	1,544,915	134.50	84.75	55.22	75.81	29.94
	Minimum	450,400	71.31	38.45	7.52	54.27	11.13
	Pro-forma Results*	723,932	113.65	84.13	6.73	74.02	15.84
	Pro-forma Variance to the Comparable Median	(100,486)	13.43	9.24	(8.08)	3.61	(0.84)
NVSL	Naugatuck Valley Financial Corporation (MHC)	565,249	123.67	85.59	7.99	69.75	19.91
SSE	Southern Connecticut Bancorp, Inc.	160,138	88.77	76.46	2.17	87.64	2.08
	NVSL Variance to the Comparable Median	(259,169)	23.45	10.70	(6.82)	(0.66)	3.23
	SSE Variance to the Comparable Median	(664,280)	(11.45)	1.57	(12.64)	17.23	(14.60)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank's pro forma assets, at $723.9 million, are moderately below the Comparable Group median of $824.4 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $743.8 million.

Asset Composition - The Bank's pro forma loans to assets ratio of 84.13% is above the Comparable Group median of 74.89%. The pro forma Bank has a lower level of securities as a percentage of assets.

Funding Mix – The pro forma Bank funds itself through deposits, 74.02% of assets, and borrowings, 15.84% of assets. The Comparable Group has a deposits to assets ratio of 70.41% and a borrowing to asset ratio of 16.68%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 27. The Bank's interest rate risk position is considered to be "Minimum Risk". The pro forma increase in capital is expected to reduce the institution's interest rate risk. No similar data is available for the Comparable Group.

FIGURE 26 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Tang Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	8.63	8.24	4.91	8.46	9.26
CBNK	Chicopee Bancorp, Inc.	16.98	16.98	-	17.00	17.72
HBNK	Hampden Bancorp, Inc.	16.18	16.18	-	12.16	17.25
HIFS	Hingham Institution for Savings	7.10	7.10	-	7.10	7.76
LEGC	Legacy Bancorp, Inc.	9.66	8.20	12.93	7.30	10.67
NEBS	New England Bancshares	9.92	7.47	26.73	7.20	10.62
NHTB	New Hampshire Thrift Bancshares, Inc.	10.98	8.29	31.44	8.21	11.89
NFSB	Newport Bancorp, Inc.	9.04	9.04	-	9.03	9.83
UBNK	United Financial Bancorp, Inc.	12.20	11.73	3.72	11.30	12.83
WFD	Westfield Financial, Inc.	18.70	18.68	-	19.48	19.24
	Average	11.94	11.19	7.97	10.72	12.71
	Median	10.45	8.67	1.86	8.75	11.28
	Maximum	18.70	18.68	31.44	19.48	19.24
	Minimum	7.10	7.10	-	7.10	7.76
	Pro-forma Results*	8.56	8.15	0.44	6.66	9.22
	Pro-forma Variance to the Comparable Median	(1.89)	(0.52)	(1.42)	(2.09)	(2.06)
NVSL	Naugatuck Valley Financial Corporation (MHC)	7.89	7.87	0.13	7.88	8.79
SSE	Southern Connecticut Bancorp, Inc.	9.15	9.15	-	9.15	10.91
	NVSL Variance to the Comparable Median	(2.56)	(0.80)	(1.73)	(0.87)	(2.49)
	SSE Variance to the Comparable Median	(1.30)	0.48	(1.86)	0.40	(0.37)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to tangible assets ratio of 8.67% is above the pro forma Bank's, prior to the capital raise, ratio of 8.15%. The Bank's pro forma tangible equity to tangible assets ratio is projected to be 10.61% at the midpoint of the valuation range.

Positive	Neutral	Negative
Higher Loan to Assets	Similar Post-offering Capital ratio	
Lower Borrowings to Assets		
Higher Deposits to Assets		

The pro forma Bank's asset mix is stronger than the Comparable Group's mix. The pro forma Bank has a higher level of loans and deposits and a lower level of borrowings as a percentage of assets relative to the Comparable Group. The pro forma converted Bank has similar tangible capital levels at the midpoint of the range. Collectively a ***slight upward*** adjustment is warranted for financial condition.

ASSET QUALITY

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 27 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	2.79	26.61	2.38	25.09	0.74	26.61
CBNK	Chicopee Bancorp, Inc.	1.13	83.14	0.94	6.38	0.94	78.74
HBNK	Hampden Bancorp, Inc.	1.36	110.93	1.16	9.18	NA	95.62
HIFS	Hingham Institution for Savings	1.05	81.26	1.57	22.19	0.86	42.00
LEGC	Legacy Bancorp, Inc.	3.44	41.91	2.50	20.13	1.44	39.57
NEBS	New England Bancshares	2.19	41.74	2.11	21.34	0.92	32.99
NHTB	New Hampshire Thrift Bancshares, Inc.	1.05	130.22	0.37	3.40	1.52	NA
NFSB	Newport Bancorp, Inc.	0.32	311.21	0.30	2.69	1.00	259.65
UBNK	United Financial Bancorp, Inc.	1.51	58.79	1.20	8.31	0.89	52.43
WFD	Westfield Financial, Inc.	1.56	90.24	0.63	3.37	1.64	NA
	Average	1.64	97.61	1.32	12.21	1.11	78.45
	Median	1.44	82.20	1.18	8.75	0.94	47.22
	Maximum	3.44	311.21	2.50	25.09	1.64	259.65
	Minimum	0.32	26.61	0.30	2.69	0.74	26.61
	Pro-forma Results*	2.52	31.21	2.16	25.24	0.79	29.37
	Pro-forma Variance to the Comparable Median	1.08	(50.99)	0.98	16.49	(0.15)	(17.85)
NVSL	Naugatuck Valley Financial Corporation (MHC)	3.70	28.38	2.26	28.68	1.05	21.62
SSE	Southern Connecticut Bancorp, Inc.	5.15	43.63	4.08	41.61	2.25	38.79
	NVSL Variance to the Comparable Median	2.26	(53.82)	1.08	19.93	0.11	(25.60)
	SSE Variance to the Comparable Median	3.71	(38.57)	2.90	32.86	1.31	(8.43)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's pro forma, prior to capital raise, NPA to asset ratio of 2.16% was above the Comparable Group median NPA to asset ratio of 1.18%. The Bank's pro forma reserve level, 0.79% to total loans, is below the Comparable median of 0.94% of loans. The Bank's pro forma level of reserves to NPLs, at 31.21%, is below the Comparable Group median of 82.20%. The Bank's pro forma level of NPAs and NPLs increased substantially in the quarter ended June 30, 2010.

Positive	Neutral	Negative
		Higher NPLs and NPAs
		Lower ALLL to NPLs
		Lower ALLL to Loans

The pro forma Bank has a higher level of NPLs and NPAs and the increase came in the quarter ending June 30, 2010. The Bank has a lower level of reserves as a percentage of loans relative to the Comparable levels due to the FASB 141r adjustment created from the merger. The investment community is carefully scrutinizing asset quality. Taken collectively, a ***strong downward*** adjustment is warranted for asset quality.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased. Relative to the Comparable Group median, the pro forma Bank's asset, loan and deposit growth is higher. However, the contribution from SSE has caused the growth rates of the combined company to be high. On a going forward basis, this higher level of growth is not expected to continue.

FIGURE 28 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data			
CEBK	Central Bancorp, Inc.	(5.87)	(2.70)	(7.12)
CBNK	Chicopee Bancorp, Inc.	3.24	4.73	(2.18)
HBNK	Hampden Bancorp, Inc.	3.19	7.30	10.10
HIFS	Hingham Institution for Savings	12.74	7.60	16.46
LEGC	Legacy Bancorp, Inc.	0.78	(3.48)	6.09
NEBS	New England Bancshares	2.65	6.72	2.11
NHTB	New Hampshire Thrift Bancshares, Inc.	8.94	2.90	6.68
NFSB	Newport Bancorp, Inc.	0.10	(0.18)	(0.34)
UBNK	United Financial Bancorp, Inc.	24.96	26.34	33.56
WFD	Westfield Financial, Inc.	8.82	(1.45)	6.02
	Average	5.96	4.78	7.14
	Median	3.22	3.82	6.06
	Maximum	24.96	26.34	33.56
	Minimum	(5.87)	(3.48)	(7.12)
	Pro-forma Results*	7.35	12.08	8.95
	Pro-forma Variance to the Comparable Median	4.13	8.26	2.89
NVSL	Naugatuck Valley Financial Corporation (MHC)	5.27	8.54	5.50
SSE	Southern Connecticut Bancorp, Inc.	17.27	28.57	18.87
	NVSL Variance to the Comparable Median	2.05	4.72	(0.56)
	SSE Variance to the Comparable Median	14.05	24.75	12.81

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher asset, loan and deposit growth		

An ***moderate upward*** adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's pro forma, prior to capital raise, core ROAA and core ROAE are below the Comparable Group medians. The Bank's higher capitalization and benefit plan expenses following the offering are expected to reduce return on equity for the near term. The merger expenses and reduction in ongoing operating expenses should increase return on equity for the near term. On a pro forma basis, inclusive of the second step transaction at the midpoint of the range, the Bank's core ROAA and core ROAE are 0.21% and 1.87%, respectively (as shown in appraisal). Without the second step transaction, the pro forma core ROAA and core ROAE are 0.24% and 2.71%, respectively.

FIGURE 29 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
CEBK	Central Bancorp, Inc.	0.45	5.54	0.50	6.17
CBNK	Chicopee Bancorp, Inc.	(0.27)	(1.54)	(0.12)	(0.72)
HBNK	Hampden Bancorp, Inc.	(0.06)	(0.37)	NA	NA
HIFS	Hingham Institution for Savings	0.99	13.93	0.99	13.93
LEGC	Legacy Bancorp, Inc.	(0.86)	(6.53)	(0.42)	(3.17)
NEBS	New England Bancshares	0.38	3.75	0.34	3.39
NHTB	New Hampshire Thrift Bancshares, Inc.	0.78	8.23	0.60	6.32
NFSB	Newport Bancorp, Inc.	0.27	2.37	0.30	2.61
UBNK	United Financial Bancorp, Inc.	0.55	3.54	0.69	4.44
WFD	Westfield Financial, Inc.	0.35	1.66	0.33	1.57
	Average	0.26	3.06	0.36	3.84
	Median	0.37	2.96	0.34	3.39
	Maximum	0.99	13.93	0.99	13.93
	Minimum	(0.86)	(6.53)	(0.42)	(3.17)
	Pro-forma Results*	0.05	0.55	0.24	2.71
	Pro-forma Variance to the Comparable Median	(0.32)	(2.41)	(0.10)	(0.68)
NVSL	Naugatuck Valley Financial Corporation (MHC)	0.43	4.76	0.43	4.71
SSE	Southern Connecticut Bancorp, Inc.	(0.22)	(1.95)	(0.22)	(1.95)
	NVSL Variance to the Comparable Median	0.06	1.80	0.09	1.32
	SSE Variance to the Comparable Median	(0.59)	(4.91)	(0.56)	(5.34)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 30 - INCOME STATEMENT DATA

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
		LTM Income Statement							
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	5.69	2.08	3.41	3.41	0.33	2.74	76.31	73.88
CBNK	Chicopee Bancorp, Inc.	4.89	1.89	2.79	3.29	0.45	3.35	95.61	94.96
HBNK	Hampden Bancorp, Inc.	5.06	2.21	2.96	3.30	0.48	2.98	81.82	79.03
HIFS	Hingham Institution for Savings	5.18	1.89	3.18	3.26	0.18	1.58	44.49	41.33
LEGC	Legacy Bancorp, Inc.	5.16	2.03	2.75	3.09	0.59	3.09	86.03	83.15
NEBS	New England Bancshares	5.43	2.11	3.08	3.31	0.29	2.50	73.19	70.58
NHTB	New Hampshire Thrift Bancshares, Inc.	4.80	1.13	3.64	3.35	0.89	2.65	64.97	55.03
NFSB	Newport Bancorp, Inc.	5.49	2.11	3.19	3.41	0.50	2.98	80.34	77.23
UBNK	United Financial Bancorp, Inc.	5.24	1.74	3.47	3.60	0.61	2.72	67.70	61.90
WFD	Westfield Financial, Inc.	4.49	1.94	2.50	2.86	0.30	2.00	65.86	62.03
	Average	5.14	1.91	3.10	3.29	0.46	2.66	73.63	69.91
	Median	5.17	1.99	3.13	3.31	0.47	2.73	74.75	72.23
	Maximum	5.69	2.21	3.64	3.60	0.89	3.35	95.61	94.96
	Minimum	4.49	1.13	2.50	2.86	0.18	1.58	44.49	41.33
	Pro-forma Results*	5.37	1.96	3.09	3.41	0.47	3.34	82.25	94.45
	Pro-forma Variance to the Comparable Median	0.20	(0.03)	(0.04)	0.10	0.00	0.61	7.50	22.22
NVSL	Naugatuck Valley Financial Corporation (MHC)	5.51	2.20	3.29	3.37	0.43	2.67	73.80	70.21
SSE	Southern Connecticut Bancorp, Inc.	5.29	1.68	3.09	3.61	0.45	4.24	101.24	101.39
	NVSL Variance to the Comparable Median	0.34	0.21	0.16	0.06	(0.04)	(0.06)	(0.95)	(2.02)
	SSE Variance to the Comparable Median	0.12	(0.31)	(0.04)	0.30	(0.02)	1.51	26.49	29.16

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The cost of funds and the net interest spread medians are less reliable due to the lack of five data points.

The pro forma Bank has a 10 basis point advantage in net margin, but a 61 basis point disadvantage in noninterest expense as a percentage of average assets relative to the Comparable Group.

The pro forma Bank's efficiency ratio of 82.25% is above the Comparable median of 74.75%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a fully public company. However, the merger expenses and reduction in ongoing operating expenses should help decrease noninterest expense. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Conversion proceeds can be leveraged to generate addition earnings	Non interest income	Lower core ROAA and Lower core ROAE
Slightly higher margin		Higher noninterest expense
		Higher efficiency ratio

The Bank's pro forma profitability is below the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is mixed compared to the Comparable Group as the Bank has a higher margin, but higher noninterest expense. The Bank's historical earnings have been trending downward. After the conversion, the Bank will have capital that can be leveraged to enhance future earnings. Taken collectively, a ***downward*** adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the pro forma Bank, to the county data of the Comparable Group members.

FIGURE 31 – MARKET AREA DATA

Institution Name	County	Number of Branches 6/30/2009 (actual)	Bank's Deps in the County 6/30/2009 (actual)	Bank's Deposit Mkt Share (%)	Total Population 2010 (actual)	Population Per Branch (actual)	Population Change 2000-2010 (%)	Population Change 2010-2015 (%)	Median HH Income 2010 ($)	HH Income Change 2000-2010 (%)	HH Income Change 2010-2015 (%)	Unemp. Rate Jul-10 (%)
Central Bancorp, Inc.	Middlesex, MA	517	331,883	0.88	1,502,055	2,905	2.50	1.71	84,138	38.35	16.66	7.70
Central Bancorp, Inc.	Norfolk, MA	249	29,419	0.17	668,095	2,683	2.74	1.07	88,333	39.42	18.26	8.30
Deposit Weighted Market Data				0.66		2,833	2.52	1.66	84,480	38.44	16.79	7.75
Chicopee Bancorp, Inc	Hampden, MA	159	368,839	4.75	463,651	2,916	1.63	-0.05	50,841	28.00	14.67	11.20
Chicopee Bancorp, Inc	Hampshire, MA	59	11,595	0.38	155,464	2,635	2.11	-0.20	63,053	36.68	15.71	8.40
Deposit Weighted Market Data				3.51		2,840	1.64	-0.05	51,213	28.26	14.70	11.11
Hampden Bancorp, Inc	Hampden, MA	159	382,379	4.92	463,651	2,916	1.63	-0.05	50,841	28.00	14.67	11.20
Deposit Weighted Market Data				4.92		2,916	1.63	-0.05	50,841	28.00	14.67	11.20
Hingham Institution for Savings	Plymouth, MA	163	461,809	6.65	500,450	3,070	5.84	1.40	75,683	36.01	16.87	9.60
Hingham Institution for Savings	Norfolk, MA	249	95,852	0.55	668,095	2,683	2.74	1.07	88,333	39.42	18.26	8.30
Hingham Institution for Savings	Suffolk, MA	222	30,463	0.06	726,875	3,274	5.37	2.43	53,257	35.27	16.23	9.40
Deposit Weighted Market Data				0.80		2,990	5.31	1.40	76,583	36.53	17.06	9.38
Legacy Bancorp, Inc	Berkshire, MA	63	535,708	18.12	127,384	2,022	-5.61	-2.81	49,865	27.79	15.11	8.50
Legacy Bancorp, Inc.	Hampshire, MA	59	10,865	0.35	155,464	2,635	2.11	-0.20	63,053	36.68	15.71	8.40
Legacy Bancorp, Inc	Greene, NY	26	39,394	4.39	49,557	1,906	2.83	-1.20	45,362	23.93	14.62	7.90
Legacy Bancorp, Inc	Washington, NY	19	19,686	3.31	63,690	3,352	4.34	1.27	46,809	23.49	15.49	7.00
Legacy Bancorp, Inc	Albany, NY	131	19,179	0.12	299,469	2,286	1.66	-0.14	56,819	31.65	14.94	6.90
Legacy Bancorp, Inc.	Schoharie, NY	12	12,429	3.29	31,856	2,655	0.87	-0.04	45,131	23.47	14.88	8.20
Deposit Weighted Market Data				2.72		2,347	-4.30	-2.41	49,834	27.60	15.09	8.36
New England Bancshares, Inc.	Hartford, CT	287	420,500	1.50	885,075	3,084	3.25	0.99	64,279	26.59	15.05	9.90
New England Bancshares, Inc.	New Haven, CT	271	55,564	0.30	851,493	3,053	3.01	1.04	62,319	27.61	5.93	10.40
New England Bancshares, Inc.	Litchfield, CT	86	22,199	0.55	189,744	2,206	4.14	0.06	74,386	32.36	17.40	8.90
New England Bancshares, Inc.	Tolland, CT	41	20,064	0.95	150,350	3,667	10.26	2.03	78,072	32.25	15.48	8.30
Deposit Weighted Market Data				0.98		3,032	3.53	1.00	65,036	27.17	14.19	9.85
New Hampshire Thrift Bancshares, Inc.	Sullivan, NH	18	199,177	28.35 •	43,047	2,392	6.40	1.24	49,541	21.04	12.97	5.40
New Hampshire Thrift Bancshares, Inc.	Merrimack, NH	51	190,754	6.38	149,708	2,935	9.90	1.44	60,680	24.64	13.66	5.30
New Hampshire Thrift Bancshares, Inc.	Grafton, NH	59	113,671	6.13	87,242	1,479	6.73	1.69	52,431	24.58	15.07	4.60
New Hampshire Thrift Bancshares, Inc.	Hillsborough, NH	104	43,216	0.45	404,021	3,885	6.09	0.56	70,095	30.80	16.52	6.30
New Hampshire Thrift Bancshares, Inc.	Rutland, VT	26	107,027	12.04	62,891	2,419	-0.80	-0.64	49,040	33.34	14.84	6.80
New Hampshire Thrift Bancshares, Inc.	Windsor, VT	35	36,403	3.91	56,454	1,613	-1.68	-1.32	52,941	30.09	14.42	5.30
Deposit Weighted Market Data				4.06		2,742	5.86	0.90	54,484	25.61	14.10	5.51
Newport Bancorp, Inc.	New London, CT	97	48,554	1.07	265,769	2,740	2.58	0.08	64,743	27.80	13.28	8.80
Newport Bancorp, Inc.	Newport, RI	24	152,568	11.45	80,527	3,355	-5.74	-3.13	65,640	30.26	13.87	10.20
Newport Bancorp, Inc	Washington, RI	36	65,838	2.37	129,730	3,604	5.01	0.14	70,342	31.79	16.20	9.60
Deposit Weighted Market Data				3.08		3,032	-1.58	-1.74	66,636	30.19	14.34	9.80
United Financial Bancorp, Inc.	Hampden, MA	159	793,938	10.23	463,651	2,916	1.63	-0.05	50,841	28.00	14.67	11.20
United Financial Bancorp, Inc.	Worcester, MA	237	188,540	1.68	794,379	3,352	5.78	0.71	62,780	31.13	16.23	10.30
United Financial Bancorp, Inc.	Hampshire, MA	59	56,570	1.85	155,464	2,635	2.11	-0.20	63,053	36.68	15.71	8.40
Deposit Weighted Market Data				4.71		3,107	2.41	0.08	53,672	29.04	15.01	10.88
Westfield Financial, Inc	Hampden, MA	159	632,736	8.15	463,651	2,916	1.63	-0.05	50,841	28.00	14.67	11.20
Deposit Weighted Market Data				8.15		2,916	1.63	-0.05	50,841	28.00	14.67	11.20
Comparable Median				**3.30**		**2,916**	**2.03**	**0.01**	**54,078**	**28.13**	**14.69**	**9.82**
Naugatuck Valley Financial Corporation (MHC)	New Haven, CT	278	463,833	2.51	851,493	3,063	3.34	0.96	62,374	27.73	17.40	10.00
Naugatuck Valley Financial Corporation (MHC)	Fairfield, CT	419	35,640	0.13	906,634	2,164	2.73	0.41	87,754	35.26	18.24	8.40
Deposit Weighted Market Data						**2,522**	**3.30**	**0.92**	**64,185**	**28.27**	**17.46**	**9.89**
Connecticut		**1,313**			**3,535,787**	**2,693**	**3.82**	**0.94**	**70,340**	**30.46**	**14.72**	**9.40**
National		**99,546**			**311,212,863**	**3,126**	**10.59**	**3.85**	**54,442**	**29.12**	**12.39**	**9.50**

Sources: SNL Securities

The Bank's population per branch in its market area is lower than the Comparable Group median as well as Connecticut and national statistics. Historical population growth was higher for the state and national figures compared to the Bank's market area's population growth. However, the comparable median historical population growth was well below that of the market area. Projected population growth for the Bank's market area is projected to remain above the comparable median but below state and national levels. The Bank's market area median household income was above the Comparable Group median and national figures, but below the Connecticut state median. Household income growth in the Bank's market area is projected to be slightly above the Comparable Group median as well as the state and national figures. The Bank's market area unemployment percentage was slightly above the comparable median, the state average and the national average. Due to the various strengths and weaknesses of the Bank's market area, ***no adjustment*** was given.

Positive	Neutral	Negative
Higher Projected Median HH Income Growth		Population per branch
Higher Median HH Income		Unemployment Rate
Higher Projected Population Growth		

CASH DIVIDENDS

The industry has typically not disclosed dividend policies concurrent with conversion. Recently, a number of financial institutions have cut dividend rates in an effort to conserve capital.

FIGURE 32 - DIVIDEND DATA

Ticker	Short Name	*Dividends* Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data		
CEBK	Central Bancorp, Inc.	1.90	16.95
CBNK	Chicopee Bancorp, Inc.	-	-
HBNK	Hampden Bancorp, Inc.	1.20	NM
HIFS	Hingham Institution for Savings	2.43	26.10
LEGC	Legacy Bancorp, Inc.	2.43	NM
NEBS	New England Bancshares	1.16	19.05
NHTB	New Hampshire Thrift Bancshares, Inc.	5.10	44.44
NFSB	Newport Bancorp, Inc.	-	-
UBNK	United Financial Bancorp, Inc.	2.37	56.86
WFD	Westfield Financial, Inc.	3.16	364.29
	Average	1.98	65.96
	Median	2.14	22.58
	Maximum	5.10	364.29
	Minimum	-	-
	Pro-forma Results*	NA	NA
	Pro-forma Variance to the Comparable Median		
NVSL	Naugatuck Valley Financial Corporation (MHC)	1.93	34.29
SSE	Southern Connecticut Bancorp, Inc.	-	-
	NVSL Variance to the Comparable Median	(0.21)	11.71
	SSE Variance to the Comparable Median	(2.14)	(22.58)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

All but two of the Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 22.58%, ranging from a high of 364.29% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have a tangible equity to tangible assets ratio of 10.61%. The Bank will have adequate capital to pay cash dividends.

As such, ***no adjustment*** is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 33 - MARKET CAPITALIZATION DATA

Ticker	Short Name	Market Data					
		Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	17.56	10.54	14.17	7.96	21.50	20.16
CBNK	Chicopee Bancorp, Inc.	70.40	11.16	13.95	10.79	14.93	14.93
HBNK	Hampden Bancorp, Inc.	70.52	10.01	11.07	9.01	13.32	13.32
HIFS	Hingham Institution for Savings	80.59	37.94	38.50	28.31	32.47	32.47
LEGC	Legacy Bancorp, Inc.	71.41	8.22	11.52	7.64	13.66	11.90
NEBS	New England Bancshares	42.40	6.87	8.65	4.25	11.14	8.16
NHTB	New Hampshire Thrift Bancshares, Inc.	58.81	10.19	11.93	8.77	14.30	9.26
NFSB	Newport Bancorp, Inc.	42.75	11.75	12.99	10.91	13.86	13.86
UBNK	United Financial Bancorp, Inc.	219.85	13.48	15.16	11.31	13.64	13.13
WFD	Westfield Financial, Inc.	223.88	7.60	10.37	7.23	8.19	8.19
	Average	89.82	12.78	14.83	10.62	15.70	14.54
	Median	70.46	10.36	12.46	8.89	13.76	13.23
	Maximum	223.88	37.94	38.50	28.31	32.47	32.47
	Minimum	17.56	6.87	8.65	4.25	8.19	8.16
	Pro-forma Results*	51.10	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median						
NVSL	Naugatuck Valley Financial Corporation (MHC)	43.66	6.22	7.42	4.11	7.29	7.28
SSE	Southern Connecticut Bancorp, Inc.	16.18	6.00	6.85	2.04	5.82	5.82
	NVSL Variance to the Comparable Median	(26.80)	(4.14)	(5.04)	(4.78)	(6.47)	(5.95)
	SSE Variance to the Comparable Median	(54.28)	(4.36)	(5.61)	(6.86)	(7.94)	(7.41)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $17.6 million to a high of $223.9 million with a median market capitalization of $70.5 million. The Bank expects to have $51.1 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

A Slight Downward adjustment for this factor appears warranted as the Bank will have a lower market capitalization than the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. It is expected that industry regulation will increase as a result of the current crisis and there is a lack of clarity to the resulting regulatory framework. Both the Bank and the Comparable Group are expected to operate in substantially the same regulatory environment.

No adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The current team has considerable banking experience and has held similar positions in other financial institutions. The Bank's organizational chart is reasonable for an institution of its size and complexity.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, ***no adjustment*** appears to be warranted for this factor.

SUBSCRIPTION INTEREST

There have been ten second step conversion since January 1, 2008. The median price to tangible book value of these conversions was 76.9%. Northwest's price to pro forma tangible book value was above the others and is partially attributable to the size of the institution.

FIGURE 34 - SECOND STEP CONVERSIONS (SINCE 1/1/08) PRO FORMA DATA

					Price to Pro Forma		
Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	EPS (%)	Book Value (%)	Tangible Book Value (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	19,765	10.00	NM	61.8	65.0
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	10.00	24.8	89.0	103.8
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	8.00	17.3	63.0	63.0
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	10.00	12.3	81.2	81.2
ORIT	Oritani Financial Corp.	6/24/2010	413,632	10.00	32.8	90.6	90.6
FXCB	Fox Chase Bancorp, Inc.	6/29/2010	87,125	10.00	142.9	72.6	72.6
ONFC	Oneida Financial Corp.	7/7/2010	31,500	8.00	13.3	68.6	97.8
VPFG	ViewPoint Financial Group, Inc.	7/7/2010	198,573	10.00	99.2	93.6	93.9
COBK	Colonial Financial Services, Inc.	7/13/2010	22,950	10.00	27.8	64.7	64.7
JXSB	Jacksonville Bancorp, Inc.	7/15/2010	10,404	10.00	12.4	55.2	59.9
			Average		**42.5**	**74.0**	**79.2**
			Median		**24.8**	**70.6**	**76.9**

Source: SNL Securities

There was a first day "pop" for 2010 year-to-date, 2009 full year transactions, and 2008 full year transactions. The median price change after 1 day was 4.3%. However, of the ten second step conversions, two are currently trading above their IPO price. More importantly all of the 2010 conversions are trading below their IPO price.

FIGURE 35 - CONVERSIONS PRICE APPRECIATION

				Percentage Change in Price				
Ticker	Name	IPO Date	Gross Proceeds ($)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	19,765	10.40	14.90	13.50	4.00	(4.77)
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	13.50	13.00	14.00	18.00	11.70
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	7.50	11.88	13.13	36.25	31.88
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	5.50	5.00	4.00	(2.80)	(7.50)
ORIT	Oritani Financial Corp.	6/24/2010	413,632	3.10	-	(0.90)	NA	(1.60)
FXCB	Fox Chase Bancorp, Inc.	6/29/2010	87,125	(4.10)	(3.70)	(1.80)	NA	(4.00)
ONFC	Oneida Financial Corp.	7/7/2010	31,500	(6.25)	(3.13)	(1.25)	NA	(3.75)
VPFG	ViewPoint Financial Group, Inc.	7/7/2010	198,573	(5.00)	(2.90)	(3.00)	NA	(11.20)
COBK	Colonial Financial Services, Inc.	7/13/2010	22,950	0.50	(1.60)	(2.60)	NA	(2.00)
JXSB	Jacksonville Bancorp, Inc.	7/15/2010	10,404	6.50	5.80	1.30	NA	(1.50)
			Average	**3.2**	**3.9**	**3.6**	**13.9**	**0.7**
			Median	**4.3**	**2.5**	**0.2**	**11.0**	**(2.9)**

Source: SNL Securities, data as of 9/8/2010

Strong Downward adjustment is given for subscription interest. There are 5 MHCs currently in the subscription phase of their second step process. The success or failure of these companies may result in a future adjustment.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Asset Quality	Strong Downward
Balance Sheet Growth	Moderate Upward
Earnings Quality, Predictability and Growth	Downward
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	Slight Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	Strong Downward Adjustment

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 13.

Discussion of Weight Given to Valuation Multiples

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all publicly traded thrifts and the recent and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are skewed by credit costs. As such, this approach was given limited consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion is estimated to be $51,103,200. Based upon a range below and above the midpoint value, the respective values are $45,076,080 at the minimum and $57,130,310 at the maximum respectively. At the super maximum of the range, the offering value would be $64,061,490. At the minimum as adjusted of the range, the offering value would be $42,025,005.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 36 - VALUE RANGE

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	5,110,320	$ 10.00	$ 51,103,200
Range:			
- Minimum, Adj.	4,202,501	$ 10.00	42,025,005
- Minimum	4,507,608	10.00	45,076,080
- Maximum	5,713,031	10.00	57,130,310
- Super Maximum	6,406,149	10.00	64,061,490

Source: FinPro Inc. Pro forma Model

FIGURE 37 – APPRAISED VALUE

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares	4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 42,025,005	$ 45,076,080	$ 51,103,200	$ 57,130,310	$ 64,061,490
Exchange Shares	1,381,313	1,381,313	1,625,075	1,868,836	2,149,161
Exchange Percent	32.87%	30.64%	31.80%	32.71%	33.55%
Conversion Shares	2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Conversion Percent	48.40%	45.12%	46.83%	48.17%	49.40%
Merger Shares	787,138	1,092,245	1,092,245	1,092,245	1,092,245
Merger Percent	18.73%	24.23%	21.37%	19.12%	17.05%
Gross Proceeds	$ 17,289,425	$ 20,340,500	$ 23,930,000	$ 27,519,500	$ 31,647,430
Exchange Value	$ 13,813,130	$ 13,813,130	$ 16,250,750	$ 18,688,360	$ 21,491,610
Exchange Ratio	0.4863	0.4863	0.5722	0.6580	0.7567
Exchange Value per Minority Share	$ 4.86	$ 4.86	$ 5.72	$ 6.58	$ 7.57

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

The appraised value of the institution resulted in an exchange value per minority share that ranges from $4.86 per share at the minimum to $7.57 per share at the super maximum, with an exchange value per share of $5.72 at the midpoint.

FIGURE 38 – CONVERSION OFFERING PRICING MULTIPLES

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min Adj	NM						
	Min	NM						
Price-Core Earnings Ratio P/E	Mid	NM	21.97	18.14	30.91	30.91	20.21	14.72
	Max	NM						
	Smax	NM						
	Min Adj	55.49%						
	Min	57.31%						
Price-to-Book Ratio P/B	Mid	62.46%	78.53%	74.98%	89.00%	89.00%	71.29%	72.37%
	Max	67.25%						
	Smax	72.31%						
	Min Adj	57.97%						
	Min	59.74%						
Price-to-Tangible Book Ratio P/TB	Mid	65.02%	86.25%	84.49%	138.23%	138.23%	79.68%	77.25%
	Max	69.88%						
	Smax	75.02%						
	Min Adj	5.70%						
	Min	6.09%						
Price-to-Assets Ratio P/A	Mid	6.87%	9.79%	8.89%	18.44%	18.44%	8.01%	6.85%
	Max	7.65%						
	Smax	8.54%						

Source: FinPro Calculations

FIGURE 39 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	NM	32.26	62.46%	65.02%	6.87%
Comparable Group Median	16.36	18.14	74.98%	84.49%	8.89%
(Discount) Premium	NA	77.84%	-16.70%	-23.04%	-22.72%

Source: SNL data, FinPro Calculations

As Figure 39 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a 23.04% discount to the Comparable Group on a tangible book basis.

FIGURE 40 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	NM	41.67	72.31%	75.02%	8.54%
Comparable Group Median	16.36	18.14	74.98%	84.49%	8.89%
(Discount) Premium	NA	129.71%	-3.56%	-11.21%	-3.94%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a 11.21% discount to the Comparable Group on a tangible book basis.

FIGURE 41 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) Full Conversion	NM	28.57	57.31%	59.74%	6.09%
Comparable Group Median	16.36	18.14	74.98%	84.49%	8.89%
(Discount) Premium	NA	57.50%	-23.57%	-29.29%	-31.50%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a 29.29% discount to the Comparable Group on a tangible book basis.

COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

As Figure 42 demonstrates, the Bank's offering price to tangible book value per share range is in between the high end and low end of the pending second step conversion comparable tangible book basis. The Bank is priced between 57.97% and 75.02% of tangible book value per share.

FIGURE 42 - COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

Ticker	Institution	State	Type	Gross Proceeds ($)	Price/TBVS Min to SuperMax (%)
KFFG	Kaiser Federal Financial	CA	Second Step	99,188	66.36 - 85.11
ACFC	Atlantic Coast Financial Corp.	GA	Second Step	26,450	37.82 - 52.55
HBOS	Heritage Financial Group	GA	Second Step	105,800	75.3 - 91.4
NFBK	Northfield Bancorp	NJ	Second Step	409,975	75.47 - 96.99
FFCO	FedFirst Financial Corp.	PA	Second Step	26,781	52.03 - 70.13
NVSL*	**Naugatuck Valley Financial (MHC)**	**CT**	**Second Step**	**$ 31,079**	**59.74 - 75.02**

Source: SNL Securities, FinPro calculations
*Offering data is presented at the supermax for all deal; Price/Tangible Book Range presents values at the minimum and supermax. Since NVSL plans to acquire SSE immediately following the conversion, a minimum as adjusted range exists. At this minimum as adjusted level, the price/TBVS would by 57.97%.

Comparison of the Exchange Value and Stock Price

Figure 43 – Comparison of the Exchange Value Per Minority Share and Stock Price


$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
Price ($)
May-09
June-09
July-09
August-09
September-09
October-09
November-09
December-09
January-10
February-10
March-10
April-10
May-10
June-10
July-10
August-10
NVSL Stock Price
Minimum as Adjusted
Minimum
Midpoint
Maximum
SuperMaximum

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, the Bank's stock price is currently between the midpoint and the maximum of the range.

VALUATION CONCLUSION

We believe that the discount on a tangible book basis at the midpoint is appropriate relative to the Comparable Group. The resulting pro forma multiples are inline with other pending offerings.

It is, therefore, FinPro's opinion that as of September 8, 2010, the estimated pro forma market value of the Bank in a full offering was $51,103,200 at the midpoint of a range with a minimum of $45,076,080 to a maximum of $57,130,310 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $64,061,490. Assuming an adjusted minimum value, the value in a full offering is $42,025,005.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

Naugatuck Valley Financial Corp.

Exhibit 1: Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments; various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and an online mergers and acquisitions course for the American Bankers Association.

About the Firm . . .

- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

About the Author, Dennis Gibney. . .

- Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.
- Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.
- Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.



About the Author, Matthew Miller . . .

- Matthew has particular expertise in strategic planning and branch profitability and improvement analysis. He also specializes in de novo bank formation and is responsible for FinPro's strategic planning model.



Exhibit 2 – Consolidated Balance Sheet (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands, except share data)

	June 30, 2010	December 31, 2009	December 31, 2008
	(Unaudited)	*(Audited)*	
ASSETS			
Cash and due from depository institutions	$ 10,141	$ 9,003	$ 8,214
Investment in federal funds	816	3,143	33
Investment securities available-for-sale, at fair value	35,584	37,623	63,844
Investment securities held-to-maturity, at amortized cost	3,315	1,451	-
Loans held for sale, at fair value	561	-	-
Loans receivable, net	482,481	473,304	431,976
Accrued income receivable	2,004	2,074	2,099
Foreclosed real estate, net	167	140	-
Premises and equipment, net	9,842	9,948	10,565
Bank owned life insurance	9,088	8,920	8,579
Federal Home Loan Bank of Boston stock, at cost	6,252	6,252	6,252
Other assets	4,998	5,097	3,824
Total assets	$565,249	$556,955	$535,386
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Deposits	$394,286	$380,931	$363,026
Borrowed funds	112,538	118,984	119,148
Mortgagors' escrow accounts	4,935	4,888	4,562
Other liabilities	2,270	1,844	3,061
Total liabilities	514,029	506,647	489,797
Commitments and contingencies			
Stockholders' equity			
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 7,604,375 shares issued; shares outstanding - 7,022,659 at June 30, 2010, 7,022,866 at December 31, 2009, and 7,026,894 at December 31, 2008	76	76	76
Paid-in capital	33,872	33,756	33,637
Retained earnings	25,685	24,849	23,303
Unearned ESOP shares (193,735 shares at June 30, 2010, 193,735 shares at December 31, 2009 and 213,624 shares at December 31, 2008)	(1,937)	(1,937)	(2,136)
Unearned stock awards (31,640 shares at June 30, 2010, 32,340 shares at December 31, 2009 and 61,780 shares at December 31, 2008)	(347)	(355)	(680)
Treasury Stock, at cost (583,549 shares at June 30, 2010, 583,342 shares at December 31, 2009 and 579,314 shares at December 31, 2008)	(6,134)	(6,132)	(6,107)
Accumulated other comprehensive income (loss)	5	51	(2,504)
Total stockholders' equity	51,220	50,308	45,589
Total liabilities and stockholders' equity	$565,249	$556,955	$535,386

Exhibit 2 – Consolidated Balance Sheet (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS *(Dollars in thousands)*	June 30, 2010 *(Unaudited)*	December 31, 2009	 2008
Cash and due from banks (Note 2)	$ 20,018	$ 2,542	$ 5,267
Short-term investments	9,576	15,383	8,638
Cash and cash equivalents	29,594	17,925	13,905
Interest bearing certificates of deposit	99	347	1,643
Available for sale securities (at fair value) (Note 3)	3,408	2,220	5,130
Federal Home Loan Bank stock (Note 7)	66	66	66
Loans receivable (Note 4)			
Loans receivable	124,577	112,634	90,424
Allowance for loan losses	(2,799)	(2,769)	(1,183)
Loans receivable, net	121,778	109,865	89,241
Accrued interest receivable	548	480	412
Premises and equipment (Note 5)	2,350	2,486	2,754
Other real estate owned	112	-	-
Other assets held for sale (Note 18)	373	373	375
Other assets	1,810	1,848	1,391
Total assets	$ 160,138	$ 135,610	$ 114,917
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities			
Deposits (Note 6)			
Noninterest bearing deposits	$ 30,677	$ 29,835	$ 28,214
Interest bearing deposits	109,663	87,721	65,756
Total deposits	140,340	117,556	93,970
Repurchase agreements	2,157	294	215
Capital lease obligations (Note 8)	1,172	1,175	1,181
Accrued expenses and other liabilities	786	953	1,010
Total liabilities	144,455	119,978	96,376
Commitments and Contingencies (Notes 7, 8 and 14)			
Shareholders' Equity (Notes 10 and 15)			
Preferred stock, no par value; shares authorized: 500,000; none issued	-	-	-
Common stock, par value $.01; shares authorized: 5,000,000; shares issued and outstanding: - 2,696,902 at June 30, 2010, 2,695,902 at December 31, 2009, and 2,688,152 at December 31, 2008	27	27	27
Additional paid-in capital	22,564	22,560	22,521
Accumulated deficit	(6,908)	(6,943)	(4,035)
Accumulated other comprehensive (loss) income - net unrealized (loss) gain on available for sale securities	-	(12)	28
	15,683	15,632	18,541
Total liabilities and shareholders' equity	$ 160,138	$ 135,610	$ 114,917

Exhibit 3 – Consolidated Statements of Income (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except earnings per share)

	For the Six Months Ended June 30,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Interest and dividend income					
Interest on loans	$13,466	$12,765	$25,954	$24,556	$21,681
Interest and dividends on investments and deposits	863	1,330	2,337	3,647	3,349
Total interest income	14,329	14,095	28,291	28,203	25,030
Interest expense					
Interest on deposits	3,627	4,464	8,477	9,271	9,750
Interest on borrowed funds	1,560	2,217	4,060	4,633	3,424
Total interest expense	5,187	6,681	12,537	13,904	13,174
Net interest income	9,142	7,414	15,754	14,299	11,856
Provision for loan losses	1,171	557	1,144	675	151
Net interest income after provision for loan losses	7,971	6,857	14,610	13,624	11,705
Noninterest income					
Fees for services related to deposit accounts	490	493	1,060	1,053	955
Fees for other services	386	299	574	529	559
Income from bank owned life insurance	167	171	341	315	308
Income from investment advisory services, net	95	158	271	299	260
Gain (loss) on investments	11	176	388	(3,398)	65
Other income	81	56	108	154	207
Total noninterest income (loss)	1,230	1,353	2,742	(1,048)	2,354
Noninterest expense					
Compensation, taxes and benefits	4,196	3,827	7,692	7,521	6,914
Office occupancy	1,178	1,093	2,151	2,173	1,966
Computer processing	462	470	916	861	733
Directors compensation	388	317	560	493	494
Professional fees	370	216	674	518	504
FDIC insurance premiums	332	625	946	132	35
Advertising	166	185	330	534	594
Office supplies	64	54	207	195	201
Loss on foreclosed real estate, net	31	9	36	1	-
Other expenses	586	600	1,029	1,026	981
Total noninterest expense	7,773	7,396	14,541	13,454	12,422
Income (loss) before tax provision (benefit)	1,428	814	2,811	(878)	1,637
Income tax provision (benefit)	435	206	818	(566)	217
Net income (loss)	$ 993	$ 608	$ 1,993	$ (312)	$ 1,420
Earnings (loss) per share - basic and diluted	$ 0.15	$ 0.09	$ 0.29	$ (0.05)	$ 0.20

Exhibit 3 – Statements of Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except earnings per share)	For the Six Months Ended June 30,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)				
Interest Income:					
Interest and fees on loans	$3,615	$ 2,879	$ 6,102	$6,334	$ 7,539
Interest on securities	9	89	121	196	259
Interest on Federal funds sold and short-term and other investments	42	105	203	470	1,345
Total interest income	3,666	3,073	6,426	7,000	9,143
Interest Expense:					
Interest expense on deposits	881	983	1,990	2,055	3,192
Interest expense on capital lease obligations	87	88	176	176	176
Interest expense on repurchase agreements and other borrowings	5	4	7	9	10
Total interest expense	973	1,075	2,173	2,240	3,378
Net interest income	2,693	1,998	4,253	4,760	5,765
Provision for loan losses	118	2,081	1,992	226	538
Net interest income (loss) after provision for loan losses	2,575	(83)	2,261	4,534	5,227
Noninterest Income:					
Service charges and fees	235	274	507	577	610
Gain on sale of branch	-	-	-	875	-
Gain on sale of loans	-	-	-	-	45
Gain on sale of available for sale securities	29	-	-	-	-
Other noninterest income	73	45	122	215	305
Total noninterest income	337	319	629	1,667	960
Noninterest Expense:					
Salaries and benefits	1,519	1,540	3,089	3,688	3,460
Occupancy and equipment	327	342	678	685	853
Professional services	408	272	510	358	786
Data processing and other outside services	200	200	413	397	421
FDIC Insurance	109	143	247	79	124
Other operating expenses	314	304	860	860	1,117
Total noninterest expense	2,877	2,801	5,797	6,067	6,761
Net income (loss)	$ 35	$ (2,565)	$ (2,907)	$ 134	$ (574)
Basic and diluted income (loss) per share	$ 0.01	$ (0.95)	$ (1.08)	$ 0.05	$ (0.19)

Exhibit 04 - Consolidated Statements of Equity and Comprehensive Income (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2007	$ 76	$ 33,483	$ 24,233
ESOP shares released - 19,889 shares	-	(29)	-
Dividends paid ($0.23 per common share)	-	-	(614)
Stock based compensation - 1,000 shares awarded	-	-	(4)
Stock based compensation - 29,246 shares vested	-	-	-
Stock based compensation - options	-	183	-
Treasury stock acquired - 241,840 shares	-	-	-
Comprehensive income:			
Net income	-	-	(312)
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at December 31, 2008	76	33,637	23,303
ESOP shares released - 19,889 shares	-	(87)	-
Dividends paid ($0.17 per common share)	-	-	(447)
Stock based compensation - 29,446 shares vested	-	-	-
Stock based compensation - options	-	206	-
Treasury stock acquired - 4,028 shares	-	-	-
Comprehensive income:			
Net income	-	-	1,993
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at December 31, 2009	76	33,756	24,849
Dividends paid ($0.06 per common share)	-	-	(157)
Stock based compensation - 700 shares vested	-	-	-
Stock based compensation - options	-	116	-
Treasury stock acquired - 207 shares	-	-	-
Comprehensive income:			
Net income	-	-	993
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at June 30, 2010 *(Unaudited)*	$ 76	$ 33,872	$ 25,685
Balance at December 31, 2008	76	33,637	23,303
Dividends paid ($0.11 per common share)	-	-	(290)
Stock based compensation - 700 shares vested	-	-	-
Stock based compensation - options	-	109	-
Treasury stock acquired - 81 shares	-	-	-
Comprehensive income:			
Net income	-	-	608
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at June 30, 2009 *(Unaudited)*	$ 76	$ 33,746	$ 23,621

Exhibit 04 - Consolidated Statements of Equity and Comprehensive Income (NVSL)

Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
$ (2,335)	$ (995)	$ (3,889)	$ (116)	$ 50,457
199	-	-	-	170
-	-	-	-	(614)
-	(9)	13	-	-
-	324	-	-	324
-	-	-	-	183
-	-	(2,231)	-	(2,231)
-	-	-	-	-
			(2,388)	-
-	-	-	-	(2,700)
(2,136)	(680)	(6,107)	(2,504)	45,589
199	-	-	-	112
-	-	-	-	(447)
-	325	-	-	325
-	-	-	-	206
-	-	(25)	-	(25)
-	-	-	-	-
			2,555	-
-	-	-	-	4,548
(1,937)	(355)	(6,132)	51	50,308
-	-	-	-	(157)
-	8	-	-	8
-	-	-	-	116
-	-	(2)	-	(2)
-	-	-	-	-
			(46)	-
-	-	-	-	947
$ (1,937)	(347)	$ (6,134)	$ 5	$ 51,220
(2,136)	(680)	(6,107)	(2,504)	45,589
-	-	-	-	(290)
-	8	-	-	8
-	-	-	-	109
-	-	(1)	-	(1)
-	-	-	-	-
			1,869	-
-	-	-	-	2,477
$ (2,136)	(672)	$ (6,108)	$ (635)	$ 47,892

Exhibit 04 - Consolidated Statements of Equity and Comprehensive Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	Number of Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	2,941,297	$ 29	$ 24,148	$ (3,595)	$ (250)	$ 20,332
Comprehensive loss:						
Net loss	-	-	-	(574)	-	(574)
Unrealized holding gain on available for sale securities	-	-	-	-	210	210
Total comprehensive loss						(364)
Directors fees settled in common stock	2,605	-	20	-	-	20
Exchange of stock options	20,532	-	10	-	-	10
Exercise of stock options	1,280	-	10	-	-	10
Restricted stock compensation (Note 10)	4,000	-	28	-	-	28
Stock option compensation (Note 10)	-	-	48	-	-	48
Balance, December 31, 2007	2,969,714	29	24,264	(4,169)	(40)	20,084
Comprehensive income:						
Net income	-	-	-	134	-	134
Unrealized holding gain on available for sale securities	-	-	-	-	68	68
Total comprehensive income						202
Restricted stock compensation (Note 10)	6,750	-	55	-	-	55
Stock option compensation (Note 10)	-	-	20	-	-	20
Stock repurchase (Note 10)	(288,312)	(2)	(1,818)	-	-	(1,820)
Balance, December 31, 2008	2,688,152	27	22,521	(4,035)	28	18,541
Comprehensive loss:						
Net loss	-	-	-	(2,907)	-	(2,907)
Unrealized holding loss on available for sale securities	-	-	-	-	(40)	(40)
Total comprehensive loss						(2,947)
Restricted stock compensation (Note 10)	7,750	-	54	-	-	54
Stock option compensation (Note 10)	-	-	(15)	-	-	(15)
Other	-	-	-	(1)		(1)
Balance, December 31, 2009	2,695,902	$ 27	$ 22,560	$ (6,943)	$ (12)	$ 15,632

Exhibit 04 - Consolidated Statements of Equity and Comprehensive Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, Continued

(Dollars in thousands)	Number of Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
For the Six Month Period Ended June 30, 2010 and 2009 (unaudited)						
Balance, December 31, 2009	2,695,902	$ 27	$ 22,560	$ (6,943)	(12)	$ 15,632
Comprehensive income:						
Net income	-	-	-	35	-	35
Unrealized holding gain on available for sale securities	-	-	-	-	11	11
Total comprehensive income						46
Restricted stock compensation (Note 10)	1,000	-	4	-	-	4
Other		-		-	1	1
Balance, June 30, 2010	2,696,902	$ 27	$ 22,564	$ (6,908)	$ -	$ 15,683
Balance, December 31, 2008	2,688,152	27	22,521	(4,035)	28	18,541
Comprehensive loss:						
Net loss	-	-	-	(2,565)	-	(2,565)
Unrealized holding loss on available for sale securities	-	-	-	-	(28)	(28)
Total comprehensive loss						(2,593)
Restricted stock compensation (Note 10)	1,750	-	28	-	-	28
Stock option compensation (Note 10)	-	-	(15)	-	-	(15)
Balance, June 30, 2009	2,689,902	$ 27	$ 22,534	$ (6,600)	$ -	$ 15,961

Exhibit 05 – Consolidated Statements of Cash Flows (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended June 30,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Cash flows from operating activities					
Net income (loss)	$ 993	$ 608	$ 1,993	$ (312)	$ 1,420
Adjustments to reconcile net income to net cash provided by operating activities:					
Provision for loan losses	1,171	557	1,144	675	151
Depreciation and amortization expense	396	426	821	835	776
Net amortization (accretion) from investments	24	35	60	51	(21)
Amortization of intangible assets	17	17	34	34	34
Provision for deferred tax (benefit)	-	-	704	(1,574)	11
Loss (gain) on investment securities	(11)	(176)	(388)	3,398	(65)
Stock-based compensation	342	332	656	813	698
Loans originated for sale	(9,885)	-	-	-	-
Gain on sale of loans	(71)	-	-	-	-
Proceeds from sale of loans	9,396	-	-	-	-
Net change in:					
Accrued income receivable	70	140	25	(65)	(130)
Deferred loan fees	39	(18)	(43)	68	51
Cash surrender value of life insurance	(167)	(171)	(341)	(315)	(308)
Other assets	716	76	(2,291)	(39)	(35)
Other liabilities	208	501	222	(110)	98
Net cash provided by operating activities	3,238	2,327	2,596	3,459	2,680
Cash flows from investing activities					
Proceeds from maturities and repayments of available-for-sale securities	3,388	5,489	10,022	7,501	12,236
Proceeds from sale of available-for-sale securities	7,775	10,508	19,264	13,171	8,441
Proceeds from sale of held-to-maturity securities	-	-	110	-	-
Proceeds from maturities of held-to-maturity securities	217	27	-	1,190	1,390
Purchase of available-for-sale securities	(8,995)	-	-	(25,017)	(17,598)
Purchase of held-to-maturity securities	(2,089)	(1,566)	(1,566)	-	(250)
Loan originations net of principal payments	(11,365)	(15,053)	(42,570)	(72,888)	(51,656)
Purchase of Federal Home Loan Bank of Boston stock	-	-	-	(1,619)	(734)
Purchase of property and equipment	(293)	(72)	(212)	(775)	(325)
Proceeds from the sale of other real estate owned	140	-	-	-	-
Net cash provided (used) by investing activities	(11,222)	(667)	(14,952)	(78,437)	(48,496)

Exhibit 05 – Consolidated Statements of Cash Flows (NVSL)

	For the Six Months Ended June 30,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Cash flows from financing activities					
Net change in time deposits	6,299	2,442	(3,859)	33,353	37,335
Net change in other deposit accounts	7,056	8,237	21,764	8,275	(5,135)
Advances from Federal Home Loan Bank of Boston	13,900	-	52,550	55,915	46,927
Repayment of Advances from Federal Home Loan Bank of Boston	(18,057)	(17,613)	(58,418)	(22,373)	(30,538)
Net change in mortgagors' escrow accounts	47	325	327	691	376
Change in short-term borrowings	(2,290)	5,422	4,363	1,839	229
Common stock repurchased	(1)	-	(25)	(2,231)	(2,364)
Cash dividends to common stockholders	(159)	(289)	(447)	(614)	(589)
Proceeds from exercise of options	-	-	-	-	3
Net cash provided by financing activities	6,795	(1,476)	16,255	74,855	46,244
Increase (decrease) in cash and cash equivalents	(1,189)	184	3,899	(123)	428
Cash and cash equivalents at beginning of year	12,146	8,247	8,247	8,370	7,942
Cash and cash equivalents at end of year	$10,957	$ 8,431	$12,146	$ 8,247	$ 8,370
Supplemental disclosures					
Non-cash investing activities:					
Transfer of loans to foreclosed real estate	$ 287	$ 223	$ 140	$ -	$ -
Cash paid during the year for:					
Interest	$ 5,213	$ 6,335	$12,283	$13,950	$13,130
Income taxes	501	226	286	943	296

Exhibit 05 – Consolidated Statements of Cash Flows (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SI

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Six Months Ended June 30, 2010	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
	(Unaudited)				
Cash Flows From Operations					
Net income (loss)	$ 35	$ (2,565)	$ (2,907)	$ 134	$ (574)
Adjustments to reconcile net income (loss) to net cash used in operating activities:					
Amortization and accretion of premiums and discounts on investments, net	(2)	2	26	4	-
Provision for loan losses	118	2,081	1,992	226	538
Gain on sale of branch	-	-	-	(875)	-
Share based compensation	4	13	39	75	106
Loans originated for sale, net of principal payments received	-	-	-	(59)	(327)
Proceeds from the sale of loans	-	-	-	-	195
Gain on sale of loans	-	-	-	-	(45)
Gain on sale of available for sale securities	(29)	-	-	-	-
Depreciation and amortization	141	146	290	300	407
Increase in cash surrender of life insurance	(20)	(22)	(40)	(46)	(44)
Write-down of other assets held for sale	-	6	2	40	89
Changes in assets and liabilities:					
(Decrease) increase in deferred loan fees	(24)	(18)	54	25	3
(Increase) decrease in accrued interest receivable	(68)	50	(69)	122	(66)
(Increase) decrease in other assets	58	(8)	(417)	(96)	50
Decrease (increase) in accrued expenses and other liabilities	(167)	31	(58)	(433)	742
Net cash provided by (used in) operating activities	46	(284)	(1,088)	(583)	1,074
Cash Flows From Investing Activities					
Purchases of interest bearing certificates of deposit	-	-	-	(1,643)	-
Proceeds from maturities of interest bearing certificates of deposit	248	92	1,295	-	-
Purchases of available for sale securities	(39,415)	(4,156)	(9,206)	(11,500)	-
Principal repayments on available for sale securities	47	-	-	-	-
Proceeds from maturities / calls of available for sale securities	36,072	6,000	12,050	11,700	3,000
Proceeds from sales of available for sale securities	2,151	-	-	-	-
Net payments on sale of branch	-	-	-	(496)	-
Net increase in loans receivable	(12,119)	(7,147)	(23,198)	(10,333)	(11,290)
Purchases of premises and equipment	(5)	(9)	(22)	(114)	(64)
Proceeds from the sale of other real estate owned	-	-	528	-	-
Acquisition of mortgage broker	-	-	-	(130)	-
Net cash used in investing activities	(13,021)	(5,220)	(18,553)	(12,516)	(8,354)
Cash Flows From Financing Activities					
Net increase (decrease) in demand, savings and money market deposits	3,212	2,947	5,287	(4,732)	3,086
Net increase in certificates of deposit	19,572	21,114	18,299	544	3,063
Net increase (decrease) in repurchase agreements	1,863	794	80	(330)	(339)
Principal repayments on capital lease obligations	(3)	(3)	(5)	(5)	(2)
Stock repurchased	-	-	-	(1,820)	-
Proceeds from exercise of stock options	-	-	-	-	9
Net cash provided by (used in) financing activities	24,644	24,852	23,661	(6,343)	5,817
Net increase (decrease) in cash and cash equivalents	11,669	19,348	4,020	(19,442)	(1,463)
Cash and cash equivalents					
Beginning	17,925	13,905	13,905	33,347	34,810
Ending	$ 29,594	$ 33,253	$ 17,925	$ 13,905	$ 33,347

(Continued)

Exhibit 05 – Consolidated Statements of Cash Flows (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	For the Six Months Ended June 30,		For the Year Ended December 31,		
(In thousands)	2010	2009	2009	2008	2007
	(Unaudited)				
Supplemental Disclosures of Cash Flow Information:					
Cash paid for:					
Interest	$ 940	$ 1,035	$ 2,124	$ 2,247	$ 3,366
Income taxes	$ 1	$ 1	$ 1	$ 1	$ 1
Supplemental Disclosures of Non-Cash Investing and Financing Activities:					
Assets and liabilities transferred in sale of branch:					
Premises and equipment	$ -	$ -	$ -	$ 645	$ -
Loans receivable	$ -	$ -	$ -	$ 7,249	$ -
Deposits	$ -	$ -	$ -	$ 9,264	$ -
Transfer of loans held for sale to loans receivable	$ -	$ -	$ -	$ 413	$ 59
Transfer of loans receivable to other real estate owned	$ 112	$ 271	$ 528	$ -	$ -
Transfer of premises and equipment to assets held for sale	$ -	$ -	$ -	$ -	$ 415
Unrealized holding gains (losses) on available for sale securities arising during the period	$ 12	$ (28)	$ (40)	$ 68	$ 210

Exhibit 6.
Income Reconciliation of TFR to Consolidated Statements
Naugatuck Valley Financial Corporation (MHC)

Description		Net Income ($ in 000's)
9/30/2009 TFR	(3 months)	$ 769
12/31/2009 TFR	(3 months)	795
3/31/2010 TFR	(3 months)	392
6/30/2010 TFR	(3 months)	778
Net Income for 12 Months Ended 6/30/2010		2,734
Consolidated net income for 12 months ended 6/30/2010		2,379
Variance		(355)
Adjustments		
Interest on deposits with banks		51
Interest on ESOP loan		107
Income tax (benefit) expense		182
Other expenses		(694)
Total Adjustments		(354)
Variance - Rounding		$ (1)

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
The following 115 institutions were eliminated - Listed on OTCBB, Pink Sheets, Private - 142 Remain							
1st Security Bancorp Inc.	Private		No	WE	WA	NA	NA
American Savings Bank, F.S.B.	Private		No	WE	HI	4,874,695	NA
Anchor Bancorp	Private		No	WE	WA	544,829	NA
Gateway Community Financial Corp.	Private		No	MA	NJ	NA	NA
Magna Bank	Private		No	SE	TN	462,299	NA
National Consumer Cooperative Bank	Private		No	MA	DC	1,854,252	NA
Santander Holdings USA, Inc.	Private	08/12/1986	No	NE	MA	83,083,942	NA
Appalachian Bancshares, Inc.	Pink		No	SE	GA	NA	NA
ASB Financial Corp.	Pink	05/11/1995	No	MW	OH	228,343	NA
BancAffiliated, Inc.	Pink	06/01/2001	No	SW	TX	187,209	NA
BFC Financial Corporation	Pink		No	SE	FL	6,150,265	NA
Community Investors Bancorp, Inc.	Pink	02/07/1995	No	MW	OH	124,337	NA
Crazy Woman Creek Bancorp Incorporated	Pink	03/29/1996	No	WE	WY	157,575	NA
East Side Financial, Inc.	Pink	11/01/1991	No	SE	FL	94,697	NA
Fidelity Federal Bancorp	Pink	08/31/1987	No	MW	IN	261,837	NA
First BancTrust Corporation	Pink	04/19/2001	No	MW	IL	395,712	NA
First Capital Bancshares, Inc.	Pink	10/29/1999	No	SE	NC	62,766	NA
First Federal of South Carolina, FSB (MHC)	Pink	11/14/1994	No	SE	SC	118,854	853,964
First Star Bancorp, Inc.	Pink	05/15/1987	No	MA	PA	517,815	NA
FPB Financial Corp.	Pink	07/01/1999	No	SW	LA	170,100	NA
Guaranty Bancorp, Inc.	Pink		No	NE	NH	365,713	NA
Guaranty Financial Corp. (MHC)	Pink	06/21/1993	No	MW	WI	1,310,933	NA
Home Savings Bank	Pink		No	MW	OH	NA	NA
Independence Federal Savings Bank	Pink	06/06/1985	No	MA	DC	122,936	NA
Lexington B&L Financial Corp.	Pink	06/06/1996	No	MW	MO	139,547	NA
LifeStore Financial Group (MHC)	Pink	10/07/1996	No	SE	NC	299,982	538,221
Peoples Bancorp	Pink	07/07/1987	No	MW	IN	475,917	NA
Prince George's Federal Savings Bank	Pink		No	MA	MD	101,980	NA
Redwood Financial, Inc.	Pink	07/10/1995	No	MW	MN	179,161	NA
SE Financial Corp.	Pink	05/06/2004	No	MA	PA	311,550	NA
Seneca-Cayuga Bancorp, Inc. (MHC)	Pink	07/11/2006	No	MA	NY	236,327	1,309,275
SFB Bancorp, Inc.	Pink	05/30/1997	No	SE	TN	57,946	NA
SFSB, Inc. (MHC)	Pink	12/31/2004	No	MA	MD	199,796	1,636,594
Sistersville Bancorp, Inc.	Pink	06/26/1997	No	SE	WV	49,505	NA
Southern Community Bancshares, Inc.	Pink	12/23/1996	No	SE	AL	69,751	NA
St. Joseph Bancorp, Inc.	Pink	02/02/2009	No	MW	MO	25,180	NA
Washington Federal Bank for Savings	Pink	03/01/1995	No	MW	IL	NA	NA
Webster City Federal Bancorp (MHC)	Pink	08/15/1994	No	MW	IA	94,786	2,300,000
AJS Bancorp, Inc. (MHC)	OTCBB	12/27/2001	No	MW	IL	251,441	1,227,544
Alamogordo Financial Corp. (MHC)	OTCBB	05/16/2000	No	SW	NM	181,236	918,000
Alaska Pacific Bancshares, Inc.	OTCBB	07/01/1999	No	WE	AK	177,616	NA
Allied First Bancorp, Inc.	OTCBB	12/31/2001	No	MW	IL	169,948	NA
AMB Financial Corp.	OTCBB	04/01/1996	No	MW	IN	187,061	NA
American Bank Holdings, Inc.	OTCBB		No	MA	MD	537,347	NA
Auburn Bancorp, Inc. (MHC)	OTCBB	08/18/2008	No	NE	ME	NA	NA
Ben Franklin Financial, Inc. (MHC)	OTCBB	10/19/2006	No	MW	IL	114,238	1,091,062
Blue River Bancshares, Inc.	OTCBB	06/23/1998	No	MW	IN	261,382	NA
BV Financial, Inc. (MHC)	OTCBB	01/14/2005	No	MA	MD	159,910	1,454,750
CCSB Financial Corp.	OTCBB	01/09/2003	No	MW	MO	99,599	NA
Charter Financial Corporation (MHC)	OTCBB	10/17/2001	No	SE	GA	1,146,076	15,857,924
CKF Bancorp, Inc.	OTCBB	01/04/1995	No	MW	KY	131,665	NA
Cullman Bancorp, Inc. (MHC)	OTCBB	10/09/2009	No	SE	AL	222,810	1,382,013
Delanco Bancorp, Inc. (MHC)	OTCBB	04/02/2007	No	MA	NJ	138,048	899,099
DSA Financial Corporation	OTCBB	07/30/2004	No	MW	IN	123,979	NA
East Texas Financial Services, Inc.	OTCBB	01/10/1995	No	SW	TX	236,400	NA
Equitable Financial Corp. (MHC)	OTCBB	11/09/2005	No	MW	NE	190,119	1,813,630
Eureka Financial Corporation (MHC)	OTCBB	01/07/1999	No	MA	PA	124,371	730,239
Fairmount Bancorp, Inc.	OTCBB	06/03/2010	No	MA	MD	71,937	NA
FFW Corporation	OTCBB	04/05/1993	No	MW	IN	334,033	NA
First Bancorp of Indiana, Inc.	OTCBB	04/07/1999	No	MW	IN	344,244	NA
First Independence Corporation	OTCBB	10/08/1993	No	MW	KS	182,226	NA
First Niles Financial, Inc.	OTCBB	10/27/1998	No	MW	OH	108,275	NA
Flatbush Federal Bancorp, Inc. (MHC)	OTCBB	10/21/2003	No	MA	NY	153,504	1,484,208

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
FSB Community Bankshares, Inc. (MHC)	OTCBB	08/15/2007	No	MA	NY	220,022	946,050
Georgetown Bancorp, Inc. (MHC)	OTCBB	01/06/2005	No	NE	MA	211,545	1,527,487
Gouverneur Bancorp, Inc. (MHC)	OTCBB	03/23/1999	No	MA	NY	146,990	1,311,222
Great American Bancorp, Inc.	OTCBB	06/30/1995	No	MW	IL	155,012	NA
Greenville Federal Financial Corporation (MHC)	OTCBB	01/05/2006	No	MW	OH	123,167	1,264,126
Harvard Illinois Bancorp, Inc.	OTCBB	04/09/2010	No	MW	IL	166,907	NA
Hibernia Homestead Bancorp, Inc.	OTCBB	01/28/2009	No	SW	LA	71,815	NA
Home City Financial Corporation	OTCBB	12/30/1996	No	MW	OH	144,390	NA
Home Federal Bancorp, Inc. of Louisiana (MHC)	OTCBB	01/21/2005	No	SW	LA	185,145	2,135,375
Home Financial Bancorp	OTCBB	07/02/1996	No	MW	IN	72,232	NA
Home Loan Financial Corporation	OTCBB	03/26/1998	No	MW	OH	163,491	NA
Hometown Bancorp, Inc. (MHC)	OTCBB	06/29/2007	No	MA	NY	156,919	1,309,275
KS Bancorp, Inc.	OTCBB	12/30/1993	No	SE	NC	343,601	NA
Liberty Bancorp, Inc.	OTCBB	07/24/2006	No	MW	MO	486,079	NA
Lincoln Park Bancorp (MHC)	OTCBB	12/20/2004	No	MA	NJ	157,800	999,810
Little Bank, Inc.	OTCBB		No	SE	NC	293,075	NA
Logansport Financial Corp.	OTCBB	06/14/1995	No	MW	IN	155,887	NA
Malaga Financial Corporation	OTCBB		No	WE	CA	818,000	NA
Midland Capital Holdings Corporation	OTCBB	06/30/1993	No	MW	IL	118,235	NA
Mid-Southern Savings Bank, FSB (MHC)	OTCBB	04/09/1998	No	MW	IN	NA	NA
Minden Bancorp, Inc. (MHC)	OTCBB	07/02/2002	No	SW	LA	199,593	800,112
Monadnock Bancorp, Inc.	OTCBB	06/29/2006	No	NE	NH	110,611	NA
Mutual Federal Bancorp, Inc. (MHC)	OTCBB	04/06/2006	No	MW	IL	73,320	2,545,813
North Penn Bancorp, Inc.	OTCBB	10/02/2007	No	MA	PA	161,916	NA
Northeast Indiana Bancorp, Inc.	OTCBB	06/28/1995	No	MW	IN	258,194	NA
NorthWest Indiana Bancorp	OTCBB		No	MW	IN	690,011	NA
Northwestern Bancorp	OTCBB		No	MW	MI	952,455	NA
Osage Bancshares, Inc.	OTCBB	01/18/2007	No	SW	OK	159,752	NA
Ottawa Savings Bancorp, Inc. (MHC)	OTCBB	07/15/2005	No	MW	IL	201,440	1,223,701
Patriot Federal Bank	OTCBB	12/31/2005	No	MA	NY	79,483	NA
Peoples-Sidney Financial Corporation	OTCBB	04/28/1997	No	MW	OH	140,900	NA
Perpetual Federal Savings Bank	OTCBB	04/19/1991	No	MW	OH	359,643	NA
Polonia Bancorp (MHC)	OTCBB	01/16/2007	No	MA	PA	215,215	1,818,437
Quaint Oak Bancorp, Inc.	OTCBB	07/05/2007	No	MA	PA	100,281	NA
RMG Capital Corporation	OTCBB		No	WE	CA	707,179	NA
Roebling Financial Corp, Inc.	OTCBB	10/01/2004	No	MA	NJ	167,178	NA
Royal Financial, Inc.	OTCBB	01/21/2005	No	MW	IL	91,433	NA
San Luis Trust Bank, FSB	OTCBB		No	WE	CA	323,820	NA
Security Federal Corporation	OTCBB	10/30/1987	No	SE	SC	961,675	NA
Sound Financial, Inc. (MHC)	OTCBB	01/09/2008	No	WE	WA	340,926	1,621,435
South Street Financial Corp.	OTCBB	10/03/1996	No	SE	NC	312,284	NA
SouthFirst Bancshares, Inc.	OTCBB	02/14/1995	No	SE	AL	131,735	NA
Sturgis Bancorp, Inc.	OTCBB	11/10/1988	No	MW	MI	372,732	NA
Sugar Creek Financial Corp. (MHC)	OTCBB	04/04/2007	No	MW	IL	96,214	498,784
Third Century Bancorp	OTCBB	06/30/2004	No	MW	IN	126,133	NA
United Tennessee Bankshares, Inc.	OTCBB	01/05/1998	No	SE	TN	166,217	NA
United-American Savings Bank	OTCBB	08/06/2010	No	MA	PA	NA	NA
Versailles Financial Corporation	OTCBB	01/11/2010	No	MW	OH	NA	NA
Wake Forest Bancshares, Inc. (MHC)	OTCBB	04/03/1996	No	SE	NC	110,943	635,000
Wawel Savings Bank (MHC)	OTCBB	04/01/2004	No	MA	NJ	95,883	1,304,153
Wells Financial Corp.	OTCBB	04/11/1995	No	MW	MN	249,726	NA
William Penn Bancorp, Inc. (MHC)	OTCBB	04/16/2008	No	MA	PA	NA	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
The following 32 institutions were eliminated - MHCs - 110 Remain							
Pathfinder Bancorp, Inc. (MHC)	NASDAQ	11/16/1995	No	MA	NY	396,332	1,583,239
Greene County Bancorp, Inc. (MHC)	NASDAQ	12/30/1998	No	MA	NY	495,323	2,304,632
LaPorte Bancorp, Inc. (MHC)	NASDAQ	10/15/2007	No	MW	IN	438,455	2,522,013
MSB Financial Corp. (MHC)	NASDAQ	01/05/2007	No	MA	NJ	358,743	3,091,344
Magyar Bancorp, Inc. (MHC)	NASDAQ	01/24/2006	No	MA	NJ	543,454	3,200,450
Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	05/20/2008	No	MA	PA	695,333	3,383,875
FedFirst Financial Corporation (MHC)	NASDAQ	04/07/2005	No	MA	PA	356,197	3,636,875
Lake Shore Bancorp, Inc. (MHC)	NASDAQ	04/04/2006	No	MA	NY	460,441	3,636,875
PSB Holdings, Inc. (MHC)	NASDAQ	10/05/2004	No	NE	CT	489,359	3,729,846
Alliance Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/03/1995	No	MA	PA	448,446	3,973,750
Naugatuck Valley Financial Corporation (MHC)	NASDAQ	10/01/2004	No	NE	CT	565,249	4,182,407
United Community Bancorp (MHC)	NASDAQ	03/31/2006	No	MW	IN	492,104	4,655,200
Cheviot Financial Corp. (MHC)	NASDAQ	01/06/2004	No	MW	OH	351,046	5,455,313
Northeast Community Bancorp, Inc. (MHC)	NASDAQ	07/06/2006	No	MA	NY	516,975	7,273,750
SI Financial Group, Inc. (MHC)	NASDAQ	10/01/2004	No	NE	CT	889,435	7,286,975
Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/30/2005	No	MA	PA	538,260	7,415,626
Heritage Financial Group (MHC)	NASDAQ	06/30/2005	No	SE	GA	661,876	7,868,875
Atlantic Coast Federal Corporation (MHC)	NASDAQ	10/05/2004	No	SE	GA	901,374	8,728,500
K-Fed Bancorp (MHC)	NASDAQ	03/31/2004	No	WE	CA	866,802	8,861,750
Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	04/06/2005	No	MA	NY	524,358	9,257,500
Rockville Financial, Inc. (MHC)	NASDAQ	05/23/2005	No	NE	CT	1,602,014	10,689,250
Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	01/23/2008	No	NE	MA	1,728,228	13,164,109
Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	03/04/2004	No	MA	NJ	1,113,610	16,791,758
ViewPoint Financial Group, Inc.	NASDAQ	07/07/2010	No	SW	TX	2,764,461	19,857,337
Roma Financial Corporation (MHC)	NASDAQ	07/12/2006	No	MA	NJ	1,456,871	22,584,995
Waterstone Financial, Inc. (MHC)	NASDAQ	10/05/2005	No	MW	WI	1,881,025	23,050,183
Northfield Bancorp, Inc. (MHC)	NASDAQ	11/08/2007	No	MA	NJ	2,208,165	24,641,684
Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	07/16/2007	No	MA	PA	4,876,298	45,792,775
Kearny Financial Corp. (MHC)	NASDAQ	02/24/2005	No	MA	NJ	2,339,813	50,916,250
Capitol Federal Financial (MHC)	NASDAQ	04/01/1999	No	MW	KS	8,543,357	52,192,817
Investors Bancorp, Inc. (MHC)	NASDAQ	10/12/2005	No	MA	NJ	8,866,139	64,844,373
TFS Financial Corporation (MHC)	NASDAQ	04/23/2007	No	MW	OH	10,940,202	227,119,132

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
The following 93 institutions were eliminated - Outside of the Region - 17 Remain							
Astoria Financial Corporation	NYSE	11/18/1993	No	MA	NY	19,669,998	NA
New York Community Bancorp, Inc.	NYSE	11/23/1993	No	MA	NY	42,010,747	NA
Provident Financial Services, Inc.	NYSE	01/16/2003	No	MA	NJ	6,823,487	NA
Abington Bancorp, Inc.	NASDAQ	06/28/2007	No	MA	PA	1,268,213	NA
BCSB Bancorp, Inc.	NASDAQ	04/11/2008	No	MA	MD	622,316	NA
Beacon Federal Bancorp, Inc.	NASDAQ	10/02/2007	No	MA	NY	1,071,773	NA
Cape Bancorp, Inc.	NASDAQ	02/01/2008	No	MA	NJ	1,072,297	NA
Carver Bancorp, Inc.	NASDAQ	10/25/1994	No	MA	NY	803,919	NA
CMS Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	NY	242,566	NA
Colonial Financial Services, Inc.	NASDAQ	07/13/2010	No	MA	NJ	579,203	2,294,969
Oneida Financial Corp.	NASDAQ	07/07/2010	No	MA	NY	613,310	3,937,388
Dime Community Bancshares, Inc.	NASDAQ	06/26/1996	No	MA	NY	4,148,295	NA
Elmira Savings Bank, FSB	NASDAQ	03/01/1985	No	MA	NY	499,244	NA
ESB Financial Corporation	NASDAQ	06/13/1990	No	MA	PA	1,947,688	NA
ESSA Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	PA	1,067,153	NA
Fidelity Bancorp, Inc.	NASDAQ	06/24/1988	No	MA	PA	708,106	NA
Flushing Financial Corporation	NASDAQ	11/21/1995	No	MA	NY	4,252,187	NA
Fox Chase Bancorp, Inc.	NASDAQ	06/29/2010	No	MA	PA	1,242,967	NA
Harleysville Savings Financial Corporation	NASDAQ	08/04/1987	No	MA	PA	867,109	NA
Hudson City Bancorp, Inc.	NASDAQ	06/07/2005	No	MA	NJ	60,933,134	NA
Northwest Bancshares, Inc.	NASDAQ	12/18/2009	No	MA	PA	8,136,133	NA
OBA Financial Services, Inc.	NASDAQ	01/22/2010	No	MA	MD	NA	NA
Ocean Shore Holding Co.	NASDAQ	12/21/2009	No	MA	NJ	798,790	NA
OceanFirst Financial Corp.	NASDAQ	07/03/1996	No	MA	NJ	2,219,682	NA
Oritani Financial Corp.	NASDAQ	06/24/2010	No	MA	NJ	2,477,420	NA
Parkvale Financial Corporation	NASDAQ	07/16/1987	No	MA	PA	1,842,380	NA
Provident New York Bancorp	NASDAQ	01/15/2004	No	MA	NY	2,963,706	NA
Rome Bancorp, Inc.	NASDAQ	03/30/2005	No	MA	NY	329,637	NA
Severn Bancorp, Inc.	NASDAQ		No	MA	MD	1,002,284	NA
TF Financial Corporation	NASDAQ	07/13/1994	No	MA	PA	720,768	NA
TrustCo Bank Corp NY	NASDAQ		No	MA	NY	3,828,904	NA
WSB Holdings, Inc.	NASDAQ	08/03/1988	No	MA	MD	417,707	NA
WSFS Financial Corporation	NASDAQ	11/26/1986	No	MA	DE	3,791,866	NA
WVS Financial Corp.	NASDAQ	11/29/1993	No	MA	PA	354,668	NA
Flagstar Bancorp, Inc.	NYSE	04/30/1997	No	MW	MI	13,693,830	NA
Anchor BanCorp Wisconsin Inc.	NASDAQ	07/16/1992	No	MW	WI	3,998,929	NA
Bank Mutual Corporation	NASDAQ	10/30/2003	No	MW	WI	3,482,576	NA
BankFinancial Corporation	NASDAQ	06/24/2005	No	MW	IL	1,565,639	NA
Central Federal Corporation	NASDAQ	12/30/1998	No	MW	OH	275,101	NA
CFS Bancorp, Inc.	NASDAQ	07/24/1998	No	MW	IN	1,095,280	NA
Citizens Community Bancorp, Inc.	NASDAQ	11/01/2006	No	MW	WI	576,367	NA
FFD Financial Corporation	NASDAQ	04/03/1996	No	MW	OH	206,465	NA
First Bancshares, Inc.	NASDAQ	12/22/1993	No	MW	MO	NA	NA
First Capital, Inc.	NASDAQ	01/04/1999	No	MW	IN	457,973	NA
First Clover Leaf Financial Corp.	NASDAQ	07/11/2006	No	MW	IL	563,228	NA
First Defiance Financial Corp.	NASDAQ	10/02/1995	No	MW	OH	2,038,656	NA
First Federal of Northern Michigan Bancorp, Inc.	NASDAQ	04/04/2005	No	MW	MI	226,950	NA
First Franklin Corporation	NASDAQ	01/26/1988	No	MW	OH	281,002	NA
Jacksonville Bancorp, Inc.	NASDAQ	07/15/2010	No	MW	IL	296,738	1,040,400
First Place Financial Corp.	NASDAQ	01/04/1999	No	MW	OH	3,153,585	NA
First Savings Financial Group, Inc.	NASDAQ	10/07/2008	No	MW	IN	501,490	NA
HF Financial Corp.	NASDAQ	04/08/1992	No	MW	SD	1,253,015	NA
HMN Financial, Inc.	NASDAQ	06/30/1994	No	MW	MN	975,243	NA
HopFed Bancorp, Inc.	NASDAQ	02/09/1998	No	MW	KY	1,106,431	NA
Kentucky First Federal Bancorp (MHC)	NASDAQ	03/03/2005	No	MW	KY	NA	NA
LSB Financial Corp.	NASDAQ	02/03/1995	No	MW	IN	378,580	NA
Meta Financial Group, Inc.	NASDAQ	09/20/1993	No	MW	IA	961,301	NA
MutualFirst Financial, Inc.	NASDAQ	12/30/1999	No	MW	IN	1,441,894	NA
NASB Financial, Inc.	NASDAQ	09/27/1985	No	MW	MO	1,415,928	NA
North Central Bancshares, Inc.	NASDAQ	03/21/1996	No	MW	IA	452,130	NA
Park Bancorp, Inc.	NASDAQ	08/12/1996	No	MW	IL	214,117	NA
Pulaski Financial Corp.	NASDAQ	12/03/1998	No	MW	MO	1,387,994	NA
PVF Capital Corp.	NASDAQ	12/30/1992	No	MW	OH	859,585	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
River Valley Bancorp	NASDAQ	12/20/1996	No	MW	IN	394,441	NA
United Community Financial Corp.	NASDAQ	07/09/1998	No	MW	OH	2,314,109	NA
Wayne Savings Bancshares, Inc.	NASDAQ	01/09/2003	No	MW	OH	407,460	NA
BankAtlantic Bancorp, Inc.	NYSE	11/29/1983	No	SE	FL	4,655,600	NA
Athens Bancshares Corporation	NASDAQ	01/07/2010	No	SE	TN	281,964	NA
Citizens South Banking Corporation	NASDAQ	10/01/2002	No	SE	NC	1,077,431	NA
Community Financial Corporation	NASDAQ	03/30/1988	No	SE	VA	552,306	NA
First Advantage Bancorp	NASDAQ	11/30/2007	No	SE	TN	345,089	NA
First Community Bank Corporation of America	NASDAQ	05/16/2003	No	SE	FL	516,393	NA
First Federal Bancshares of Arkansas, Inc.	NASDAQ	05/03/1996	No	SE	AR	678,099	NA
First Financial Holdings, Inc.	NASDAQ	11/10/1983	No	SE	SC	3,324,344	NA
Jefferson Bancshares, Inc.	NASDAQ	07/02/2003	No	SE	TN	630,656	NA
Superior Bancorp	NASDAQ	12/10/1998	No	SE	AL	3,358,335	NA
Teche Holding Company	NYSE Amex	04/19/1995	No	SW	LA	765,484	NA
GS Financial Corp.	NASDAQ	04/01/1997	No	SW	LA	273,951	NA
Home Bancorp, Inc.	NASDAQ	10/03/2008	No	SW	LA	709,318	NA
Louisiana Bancorp, Inc.	NASDAQ	07/10/2007	No	SW	LA	327,743	NA
OmniAmerican Bancorp, Inc.	NASDAQ	01/21/2010	No	SW	TX	1,130,101	NA
United Western Bancorp, Inc.	NASDAQ	10/18/1996	No	SW	CO	2,221,183	NA
BofI Holding, Inc.	NASDAQ	03/14/2005	No	WE	CA	1,421,081	NA
Broadway Financial Corporation	NASDAQ	01/09/1996	No	WE	CA	551,569	NA
Eagle Bancorp Montana, Inc.	NASDAQ	04/05/2010	No	WE	MT	325,739	NA
First Financial Northwest, Inc.	NASDAQ	10/10/2007	No	WE	WA	1,306,639	NA
First PacTrust Bancorp, Inc.	NASDAQ	08/23/2002	No	WE	CA	881,491	NA
Home Federal Bancorp, Inc.	NASDAQ	12/20/2007	No	WE	ID	869,222	NA
Provident Financial Holdings, Inc.	NASDAQ	06/28/1996	No	WE	CA	1,399,401	NA
Riverview Bancorp, Inc.	NASDAQ	10/01/1997	No	WE	WA	863,424	NA
Territorial Bancorp Inc.	NASDAQ	07/13/2009	No	WE	HI	1,446,809	NA
Timberland Bancorp, Inc.	NASDAQ	01/13/1998	No	WE	WA	732,418	NA
Washington Federal, Inc.	NASDAQ	11/17/1982	No	WE	WA	13,709,895	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 257 public thrifts							
The following 6 institutions were eliminated - Outside Size Range - 11 Remain							
Mayflower Bancorp, Inc.	NASDAQ		No	NE	MA	255,530	NA
Danvers Bancorp, Inc.	NASDAQ	01/10/2008	No	NE	MA	2,529,273	NA
Brookline Bancorp, Inc.	NASDAQ	07/09/2002	No	NE	MA	2,659,418	NA
Berkshire Hills Bancorp, Inc.	NASDAQ	06/28/2000	No	NE	MA	2,747,528	NA
NewAlliance Bancshares, Inc.	NYSE	04/02/2004	Yes	NE	CT	8,712,097	NA
People's United Financial, Inc.	NASDAQ	04/16/2007	No	NE	CT	21,950,300	NA
The following institution was eliminated - IPO Date is too recent - 10 Remain							
Peoples Federal Bancshares, Inc.	NASDAQ	07/07/2010	No	NE	MA	575,095	NA
The following institution was eliminated - Merger Target - 9 Remain							
LSB Corporation	NASDAQ	05/02/1986	Yes	NE	MA	796,917	NA
The following institution was added as the peer group needs to have 10 instiutions. This instution is a fully converted thrift that recently changed charters							
New England Bancshares, Inc.	NASDAQ	12/29/2005	No	NE	CT	692,596	NA
Comparable Group							
Central Bancorp, Inc.	NASDAQ	10/24/1986	No	NE	MA	526,747	NA
Chicopee Bancorp, Inc.	NASDAQ	07/20/2006	No	NE	MA	556,973	NA
Hampden Bancorp, Inc.	NASDAQ	01/17/2007	No	NE	MA	584,039	NA
Hingham Institution for Savings	NASDAQ	12/20/1988	No	NE	MA	971,779	NA
Legacy Bancorp, Inc.	NASDAQ	10/26/2005	No	NE	MA	956,239	NA
New England Bancshares, Inc.	NASDAQ	12/29/2005	No	NE	CT	692,596	NA
New Hampshire Thrift Bancshares, Inc.	NASDAQ	05/27/1986	No	NE	NH	993,206	NA
Newport Bancorp, Inc.	NASDAQ	07/07/2006	No	NE	RI	450,400	NA
United Financial Bancorp, Inc.	NASDAQ	12/04/2007	No	NE	MA	1,544,915	NA
Westfield Financial, Inc.	NASDAQ	01/04/2007	No	NE	MA	1,234,948	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*					
	Comparable Thrift Data											
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986	526,747	134.23	84.75	7.52	63.39	27.30
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee	MA	8	07/20/2006	556,973	119.42	78.04	11.95	65.69	17.29
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield	MA	9	01/17/2007	584,039	99.73	73.97	17.67	71.92	11.13
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	10	12/20/1988	971,779	109.99	76.76	11.16	70.24	22.16
LEGC	Legacy Bancorp, Inc.	NASDAQ	Pittsfield	MA	20	10/26/2005	956,239	97.25	68.04	21.30	70.57	15.95
NEBS	New England Bancshares	NASDAQ	Enfield	CT	15	12/29/2005	692,596	100.70	75.81	9.56	75.81	13.35
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	27	05/27/1986	993,206	90.49	65.94	24.28	73.42	16.06
NFSB	Newport Bancorp, Inc.	NASDAQ	Newport	RI	6	07/07/2006	450,400	134.50	77.44	11.58	58.03	29.94
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield	MA	24	12/04/2007	1,544,915	99.00	70.58	20.44	71.70	13.17
WFD	Westfield Financial, Inc.	NASDAQ	Westfield	MA	11	01/04/2007	1,234,948	71.31	38.45	55.22	54.27	25.68
	Average						851,184	105.66	70.98	19.07	67.50	19.20
	Median						824,418	100.22	74.89	14.81	70.41	16.68
	Maximum						1,544,915	134.50	84.75	55.22	75.81	29.94
	Minimum						450,400	71.31	38.45	7.52	54.27	11.13
	Pro-forma Results*				14		723,932	113.65	84.13	6.73	74.02	15.84
	Pro-forma Variance to the Comparable Median						(100,486)	13.43	9.24	(8.08)	3.61	(0.84)
NVSL	Naugatuck Valley Financial Corporation (MHC)	NASDAQ	Naugatuck	CT	10	10/1/2004	565,249	123.67	85.59	7.99	69.75	19.91
SSE	Southern Connecticut Bancorp, Inc.	NYSE Amex	New Haven	CT	4	7/6/2001	160,138	88.77	76.46	2.17	87.64	2.08
	NVSL Variance to the Comparable Median						(259,169)	23.45	10.70	(6.82)	(0.66)	3.23
	SSE Variance to the Comparable Median						(664,280)	(11.45)	1.57	(12.64)	17.23	(14.60)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	8.63	8.24	4.91	8.46	9.26
CBNK	Chicopee Bancorp, Inc.	16.98	16.98	-	17.00	17.72
HBNK	Hampden Bancorp, Inc	16.18	16.18	-	12.16	17.25
HIFS	Hingham Institution for Savings	7.10	7.10	-	7.10	7.76
LEGC	Legacy Bancorp, Inc.	9.66	8.20	12.93	7.30	10.67
NEBS	New England Bancshares	9.92	7.47	26.73	7.20	10.62
NHTB	New Hampshire Thrift Bancshares, Inc.	10.98	8.29	31.44	8.21	11.89
NFSB	Newport Bancorp, Inc	9.04	9.04	-	9.03	9.83
UBNK	United Financial Bancorp, Inc.	12.20	11.73	3.72	11.30	12.83
WFD	Westfield Financial, Inc.	18.70	18.68	-	19.48	19.24
	Average	11.94	11.19	7.97	10.72	12.71
	Median	10.45	8.67	1.86	8.75	11.28
	Maximum	18.70	18.68	31.44	19.48	19.24
	Minimum	7.10	7.10	-	7.10	7.76
	Pro-forma Results*	8.56	8.15	0.44	6.66	9.22
	Pro-forma Variance to the Comparable Median	(1.89)	(0.52)	(1.42)	(2.09)	(2.06)
NVSL	Naugatuck Valley Financial Corporation (MHC)	7.89	7.87	0.13	7.88	8.79
SSE	Southern Connecticut Bancorp, Inc.	9.15	9.15	-	9.15	10.91
	NVSL Variance to the Comparable Median	(2.56)	(0.80)	(1.73)	(0.87)	(2.49)
	SSE Variance to the Comparable Median	(1.30)	0.48	(1.86)	0.40	(0.37)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
		Asset Quality for the Most Recent Period End					
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	2.79	26.61	2.38	25.09	0.74	26.61
CBNK	Chicopee Bancorp, Inc.	1.13	83.14	0.94	6.38	0.94	78.74
HBNK	Hampden Bancorp, Inc.	1.36	110.93	1.16	9.18	NA	95.62
HIFS	Hingham Institution for Savings	1.05	81.26	1.57	22.19	0.86	42.00
LEGC	Legacy Bancorp, Inc.	3.44	41.91	2.50	20.13	1.44	39.57
NEBS	New England Bancshares	2.19	41.74	2.11	21.34	0.92	32.99
NHTB	New Hampshire Thrift Bancshares, Inc	1.05	130.22	0.37	3.40	1.52	NA
NFSB	Newport Bancorp, Inc.	0.32	311.21	0.30	2.69	1.00	259.65
UBNK	United Financial Bancorp, Inc.	1.51	58.79	1.20	8.31	0.89	52.43
WFD	Westfield Financial, Inc.	1.56	90.24	0.63	3.37	1.64	NA
	Average	1.64	97.61	1.32	12.21	1.11	78.45
	Median	1.44	82.20	1.18	8.75	0.94	47.22
	Maximum	3.44	311.21	2.50	25.09	1.64	259.65
	Minimum	0.32	26.61	0.30	2.69	0.74	26.61
	Pro-forma Results*	2.52	31.21	2.16	25.24	0.79	29.37
	Pro-forma Variance to the Comparable Median	1.08	(50.99)	0.98	16.49	(0.15)	(17.85)
NVSL	Naugatuck Valley Financial Corporation (MHC)	3.70	28.38	2.26	28.68	1.05	21.62
SSE	Southern Connecticut Bancorp, Inc.	5.15	43.63	4.08	41.61	2.25	38.79
	NVSL Variance to the Comparable Median	2.26	(53.82)	1.08	19.93	0.11	(25.60)
	SSE Variance to the Comparable Median	3.71	(38.57)	2.90	32.86	1.31	(8.43)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	LTM Profitability				LTM Income Statement							
		Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data												
CEBK	Central Bancorp, Inc.	0.45	5.54	0.50	6.17	5.69	2.08	3.41	3.41	0.33	2.74	76.31	73.88
CBNK	Chicopee Bancorp, Inc.	(0.27)	(1.54)	(0.12)	(0.72)	4.89	1.89	2.79	3.29	0.45	3.35	95.61	94.96
HBNK	Hampden Bancorp, Inc.	(0.06)	(0.37)	NA	NA	5.06	2.21	2.96	3.30	0.48	2.98	81.82	79.03
HIFS	Hingham Institution for Savings	0.99	13.93	0.99	13.93	5.18	1.89	3.18	3.26	0.18	1.58	44.49	41.33
LEGC	Legacy Bancorp, Inc.	(0.86)	(6.53)	(0.42)	(3.17)	5.16	2.03	2.75	3.09	0.59	3.09	86.03	83.15
NEBS	New England Bancshares	0.38	3.75	0.34	3.39	5.43	2.11	3.08	3.31	0.29	2.50	73.19	70.58
NHTB	New Hampshire Thrift Bancshares, Inc.	0.78	8.23	0.60	6.32	4.80	1.13	3.64	3.35	0.89	2.65	64.97	55.03
NFSB	Newport Bancorp, Inc.	0.27	2.37	0.30	2.61	5.49	2.11	3.19	3.41	0.50	2.98	80.34	77.23
UBNK	United Financial Bancorp, Inc.	0.55	3.54	0.69	4.44	5.24	1.74	3.47	3.60	0.61	2.72	67.70	61.90
WFD	Westfield Financial, Inc.	0.35	1.66	0.33	1.57	4.49	1.94	2.50	2.86	0.30	2.00	65.86	62.03
	Average	0.26	3.06	0.36	3.84	5.14	1.91	3.10	3.29	0.46	2.66	73.63	69.91
	Median	0.37	2.96	0.34	3.39	5.17	1.99	3.13	3.31	0.47	2.73	74.75	72.23
	Maximum	0.99	13.93	0.99	13.93	5.69	2.21	3.64	3.60	0.89	3.35	95.61	94.96
	Minimum	(0.86)	(6.53)	(0.42)	(3.17)	4.49	1.13	2.50	2.86	0.18	1.58	44.49	41.33
	Pro-forma Results*	0.05	0.55	0.24	2.71	5.37	1.96	3.09	3.41	0.47	3.34	82.25	94.45
	Pro-forma Variance to the Comparable Median	(0.32)	(2.41)	(0.10)	(0.68)	0.20	(0.03)	(0.04)	0.10	0.00	0.61	7.50	22.22
NVSL	Naugatuck Valley Financial Corporation (MHC)	0.43	4.76	0.43	4.71	5.51	2.20	3.29	3.37	0.43	2.67	73.80	70.21
SSE	Southern Connecticut Bancorp, Inc.	(0.22)	(1.95)	(0.22)	(1.95)	5.29	1.68	3.09	3.61	0.45	4.24	101.24	101.39
	NVSL Variance to the Comparable Median	0.06	1.80	0.09	1.32	0.34	0.21	0.16	0.06	(0.04)	(0.06)	(0.95)	(2.02)
	SSE Variance to the Comparable Median	(0.59)	(4.91)	(0.56)	(5.34)	0.12	(0.31)	(0.04)	0.30	(0.02)	1.51	26.49	29.16

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
CEBK	Central Bancorp, Inc.	(5.87)	(2.70)	(7.12)
CBNK	Chicopee Bancorp, Inc.	3.24	4.73	(2.18)
HBNK	Hampden Bancorp, Inc.	3.19	7.30	10.10
HIFS	Hingham Institution for Savings	12.74	7.60	16.46
LEGC	Legacy Bancorp, Inc.	0.78	(3.48)	6.09
NEBS	New England Bancshares	2.65	6.72	2.11
NHTB	New Hampshire Thrift Bancshares, Inc.	8.94	2.90	6.68
NFSB	Newport Bancorp, Inc.	0.10	(0.18)	(0.34)
UBNK	United Financial Bancorp, Inc.	24.96	26.34	33.56
WFD	Westfield Financial, Inc.	8.82	(1.45)	6.02
	Average	5.96	4.78	7.14
	Median	3.22	3.82	6.06
	Maximum	24.96	26.34	33.56
	Minimum	(5.87)	(3.48)	(7.12)
	Pro-forma Results*	7.35	12.08	8.95
	Pro-forma Variance to the Comparable Median	4.13	8.26	2.89
NVSL	Naugatuck Valley Financial Corporation (MHC)	5.27	8.54	5.50
SSE	Southern Connecticut Bancorp, Inc.	17.27	28.57	18.87
	NVSL Variance to the Comparable Median	2.05	4.72	(0.56)
	SSE Variance to the Comparable Median	14.05	24.75	12.81

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Market Data						Dividends	
		Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	17.56	10.54	14.17	7.96	21.50	20.16	1.90	16.95
CBNK	Chicopee Bancorp, Inc.	70.40	11.16	13.95	10.79	14.93	14.93	-	-
HBNK	Hampden Bancorp, Inc.	70.52	10.01	11.07	9.01	13.32	13.32	1.20	NM
HIFS	Hingham Institution for Savings	80.59	37.94	38.50	28.31	32.47	32.47	2.43	26.10
LEGC	Legacy Bancorp, Inc.	71.41	8.22	11.52	7.64	13.66	11.90	2.43	NM
NEBS	New England Bancshares	42.40	6.87	8.65	4.25	11.14	8.16	1.16	19.05
NHTB	New Hampshire Thrift Bancshares, Inc.	58.81	10.19	11.93	8.77	14.30	9.26	5.10	44.44
NFSB	Newport Bancorp, Inc.	42.75	11.75	12.99	10.91	13.86	13.86	-	-
UBNK	United Financial Bancorp, Inc.	219.85	13.48	15.16	11.31	13.64	13.13	2.37	56.86
WFD	Westfield Financial, Inc.	223.88	7.60	10.37	7.23	8.19	8.19	3.16	364.29
	Average	89.82	12.78	14.83	10.62	15.70	14.54	1.98	65.96
	Median	70.46	10.36	12.46	8.89	13.76	13.23	2.14	22.58
	Maximum	223.88	37.94	38.50	28.31	32.47	32.47	5.10	364.29
	Minimum	17.56	6.87	8.65	4.25	8.19	8.16	-	-
	Pro-forma Results*	51.10	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median								
NVSL	Naugatuck Valley Financial Corporation (MHC)	43.66	6.22	7.42	4.11	7.29	7.28	1.93	34.29
SSE	Southern Connecticut Bancorp, Inc.	16.18	6.00	6.85	2.04	5.82	5.82	-	-
	NVSL Variance to the Comparable Median	(26.80)	(4.14)	(5.04)	(4.78)	(6.47)	(5.95)	(0.21)	11.71
	SSE Variance to the Comparable Median	(54.28)	(4.36)	(5.61)	(6.86)	(7.94)	(7.41)	(2.14)	(22.58)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
		Current Pricing Data as of 9/8/10						
	Comparable Thrift Data							
CEBK	Central Bancorp, Inc.	7.12	7.48	8.93	7.75	49.00	52.25	3.40
CBNK	Chicopee Bancorp, Inc.	NM	139.50	NM	NM	74.75	74.75	12.69
HBNK	Hampden Bancorp, Inc.	27.82	27.82	NM	NM	75.21	75.21	12.20
HIFS	Hingham Institution for Savings	8.32	8.32	8.76	8.76	116.84	116.84	8.29
LEGC	Legacy Bancorp, Inc.	NM	NM	NM	NM	60.17	69.10	7.48
NEBS	New England Bancshares	15.61	14.72	16.36	18.14	61.69	84.20	6.12
NHTB	New Hampshire Thrift Bancshares, Inc.	7.96	8.43	8.71	11.57	71.26	109.99	5.98
NFSB	Newport Bancorp, Inc.	20.98	21.32	34.56	31.08	84.78	84.78	9.49
UBNK	United Financial Bancorp, Inc.	17.74	17.00	26.43	21.09	98.84	102.65	14.27
WFD	Westfield Financial, Inc.	NM	NM	54.29	55.41	92.74	92.74	18.00
	Average	15.08	30.57	22.58	21.97	78.53	86.25	9.79
	Median	15.61	15.86	16.36	18.14	74.98	84.49	8.89
	Maximum	27.82	139.50	54.29	55.41	116.84	116.84	18.00
	Minimum	7.12	7.48	8.71	7.75	49.00	52.25	3.40
	Pro-forma Results*	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median							
NVSL	Naugatuck Valley Financial Corporation (MHC)	15.55	14.25	17.77	17.88	85.28	85.40	7.73
SSE	Southern Connecticut Bancorp, Inc.	NM	150.00	NM	NA	103.18	103.18	10.10
	NVSL Variance to the Comparable Median	(0.06)	(1.61)	1.41	(0.26)	10.30	0.91	(1.16)
	SSE Variance to the Comparable Median	NA	NA	NA	NA	28.20	18.69	1.21

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Income							
		Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	739	711	0.35	0.37	2,434	2,708	1.36	1.18
CBNK	Chicopee Bancorp, Inc.	127	127	0.02	0.02	(1,459)	(682)	(0.12)	(0.26)
HBNK	Hampden Bancorp, Inc	622.00	NA	NA	0.09	(353)	NA	NA	(0.05)
HIFS	Hingham Institution for Savings	2,421	2,421	1.14	1.14	9,186	9,186	4.33	4.33
LEGC	Legacy Bancorp, Inc.	(1,376)	(1,929)	(0.24)	(0.17)	(8,133)	(3,952)	(0.44)	(1.01)
NEBS	New England Bancshares	681	722	0.12	0.11	2,538	2,293	0.38	0.42
NHTB	New Hampshire Thrift Bancshares, Inc.	2,002	1,892	0.30	0.32	7,307	5,611	0.88	1.17
NFSB	Newport Bancorp, Inc.	501	493	0.14	0.14	1,226	1,352	0.38	0.34
UBNK	United Financial Bancorp, Inc.	2,933	3,061	0.20	0.19	7,807	9,803	0.64	0.51
WFD	Westfield Financial, Inc.	(386)	(1,122)	(0.03)	(0.01)	4,149	3,923	0.14	0.14
	Average	826	708	0.22	0.22	2,470	3,360	0.84	0.68
	Median	652	711	0.14	0.13	2,486	2,708	0.38	0.38
	Maximum	2,933	3,061	1.14	1.14	9,186	9,803	4.33	4.33
	Minimum	(1,376)	(1,929)	(0.24)	(0.17)	(8,133)	(3,952)	(0.44)	(1.01)
	Pro-forma Results*	NA	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median								
NVSL	Naugatuck Valley Financial Corporation (MHC)	680	742	0.11	0.10	2,379	2,357	0.35	0.35
SSE	Southern Connecticut Bancorp, Inc.	17	17	0.01	0.01	(308)	NA	NA	(0.11)
	NVSL Variance to the Comparable Median	29	31	(0.03)	(0.03)	(107)	(351)	(0.03)	(0.03)
	SSE Variance to the Comparable Median	(635)	(694)	(0.13)	(0.12)	(2,794)	NA	NA	NA

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 9

Industry Multiples

Pricing Data as of September 8, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Thrifts											
ABBC	Abington Bancorp, Inc	10.31	208.05	25.78	25.78	NM	NM	98.75	98.75	16.55	1.94	NM
ABCW	Anchor BanCorp Wisconsin Inc	0.68	14.74	NM	NM	NM	NM	NM	NM	0.38	-	-
AF	Astoria Financial Corporation	12.44	1,217.60	18.29	18.29	25.39	27.62	99.24	116.88	6.19	4.18	106.12
AFCB	Athens Bancshares Corporation	10.90	30.27	24.77	29.49	NA	NA	60.29	60.84	10.74	1.83	NA
BKMU	Bank Mutual Corporation	5.06	231.29	63.25	NM	38.92	NM	58.25	67.38	6.65	2.37	184.62
BBX	BankAtlantic Bancorp, Inc	0.90	52.54	NM	NM	NM	NM	62.98	78.45	1.04	-	-
BFIN	BankFinancial Corporation	9.08	191.22	NM	NM	NM	77.96	73.72	81.95	12.21	3.08	NM
BCSB	BCSB Bancorp, Inc	9.52	29.72	17.00	16.85	NM	NM	58.88	58.97	4.86	-	-
BFED	Beacon Federal Bancorp, Inc.	10.50	68.11	10.94	10.37	12.65	10.88	64.40	64.40	6.39	1.90	24.10
BHLB	Berkshire Hills Bancorp, Inc.	17.74	248.98	17.74	15.47	NM	NM	64.74	118.54	9.06	3.61	NM
BOFI	BofI Holding, Inc	11.71	119.27	6.65	7.14	5.27	6.78	95.61	95.61	8.42	-	-
BYFC	Broadway Financial Corporation	2.19	3.82	1.71	1.71	NM	NM	22.13	22.13	0.71	-	NM
BRKL	Brookline Bancorp, Inc	9.81	579.16	20.44	22.01	23.36	24.74	117.62	129.66	21.79	3.47	80.95
CBNJ	Cape Bancorp, Inc.	7.70	102.51	32.08	20.65	NM	NM	78.34	95.12	9.56	-	-
CARV	Carver Bancorp, Inc	3.43	8.52	NM	NA	NM	NA	21.06	21.16	1.08	2.92	NM
CEBK	Central Bancorp, Inc	10.54	17.56	7.12	7.48	8.93	7.75	49.00	52.25	3.40	1.90	16.95
CFBK	Central Federal Corporation	1.00	4.12	NM	NM	NM	NM	40.50	41.10	1.53	-	-
CITZ	CFS Bancorp, Inc	4.45	48.27	12.36	12.36	NM	NM	42.80	42.83	4.41	0.90	NM
CBNK	Chicopee Bancorp, Inc	11.16	70.40	NM	139.50	NM	NM	74.75	74.75	12.69	-	-
CZWI	Citizens Community Bancorp, Inc.	4.18	21.37	34.83	18.94	29.86	12.05	37.91	42.85	3.71	-	-
CSBC	Citizens South Banking Corporation	5.47	59.35	NM	NM	NM	NM	79.02	81.14	5.68	2.93	NM
CMSB	CMS Bancorp, Inc	10.65	19.84	NM	NM	NM	NM	93.50	93.50	8.18	-	-
COBK	Colonial Financial Services, Inc	9.80	40.90	7.90	8.17	13.07	10.52	84.34	84.34	7.06	-	-
CFFC	Community Financial Corporation	3.58	15.61	4.97	4.97	5.04	5.04	41.51	41.51	2.89	-	-
DNBK	Danvers Bancorp, Inc.	15.36	324.66	16.00	17.46	23.27	22.94	111.65	126.24	12.98	0.52	12.12
DCOM	Dime Community Bancshares, Inc.	12.42	429.01	10.35	10.20	11.61	11.19	136.34	165.61	10.34	4.51	52.34
EBMT	Eagle Bancorp Montana, Inc	9.25	37.77	16.52	16.61	17.13	17.28	72.03	72.03	11.59	3.03	50.97
ESBK	Elmira Savings Bank, FSB	15.16	29.69	8.61	9.01	9.19	9.44	78.70	120.07	6.18	5.28	48.48
ESBF	ESB Financial Corporation	13.12	157.86	9.94	10.37	11.93	10.92	91.04	120.74	8.11	3.05	36.36
ESSA	ESSA Bancorp, Inc	11.33	153.21	31.47	38.63	29.82	32.63	86.73	86.73	14.36	1.77	52.63
FFDF	FFD Financial Corporation	14.00	14.15	10.00	10.00	14.74	14.74	77.35	77.35	6.85	4.86	71.58
FSBI	Fidelity Bancorp, Inc	5.10	15.55	NM	8.92	NM	NM	37.45	40.03	2.22	1.57	NM
FABK	First Advantage Bancorp	10.60	44.18	33.12	38.34	66.25	33.44	65.23	65.23	12.86	1.89	125.00
FBSI	First Bancshares, Inc	7.06	10.95	NM	NM	NM	NM	45.65	45.93	5.12	-	-
FCAP	First Capital, Inc.	15.54	43.30	11.10	11.01	18.49	18.29	90.66	102.50	9.46	4.89	86.90
FCLF	First Clover Leaf Financial Corp	5.34	42.25	8.34	10.24	35.60	28.28	54.48	65.07	7.53	4.49	160.00
FCFL	First Community Bank Corporation of America	1.20	6.55	NM	NM	NM	NM	33.43	33.43	1.32	-	-
FDEF	First Defiance Financial Corp	10.00	81.18	13.16	11.07	33.33	14.97	40.17	58.97	4.05	-	13.33
FFBH	First Federal Bancshares of Arkansas, Inc	1.90	9.21	5.28	5.28	NM	NM	32.65	32.65	1.39	-	-
FFNM	First Federal of Northern Michigan Bancorp, Inc	2.59	7.47	5.89	NM	NM	NM	31.79	32.87	3.29	-	-
FFCH	First Financial Holdings, Inc	9.00	148.74	NM	NM	NM	NM	57.47	67.44	4.56	2.22	NM
FFNW	First Financial Northwest, Inc	4.05	76.16	NM	NM	NM	NM	40.77	40.77	5.83	-	NM
FFHS	First Franklin Corporation	6.20	10.45	NM	NM	NM	NM	47.89	47.89	3.72	-	-
FPTB	First PacTrust Bancorp, Inc	9.75	41.38	NM	NM	NM	NM	53.53	53.53	4.80	2.05	NM
FPFC	First Place Financial Corp	3.63	61.62	NM	NM	NM	NM	33.56	35.25	2.00	-	-
FSFG	First Savings Financial Group, Inc	13.35	32.24	14.51	5.98	13.09	9.15	60.19	71.48	6.43	-	7.84
FBC	Flagstar Bancorp, Inc	2.55	391.08	NM	NM	NM	NM	48.29	48.29	2.91	-	-
FFIC	Flushing Financial Corporation	10.64	332.37	10.64	9.75	10.75	9.78	87.55	91.85	7.82	4.89	52.53
FXCB	Fox Chase Bancorp, Inc	9.60	139.65	60.00	60.00	NM	NM	67.68	67.68	11.24	-	-
GSLA	GS Financial Corp	11.83	14.82	26.89	NM	NM	NM	52.41	52.41	5.43	3.38	571.43

Exhibit 9

Industry Multiples

Pricing Data as of September 8, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
HBNK	Hampden Bancorp, Inc.	10.01	70.52	27.82	27.82	NM	NM	75.21	75.21	12.20	1.20	NM
HARL	Harleysville Savings Financial Corporation	15.00	55.11	10.42	10.42	11.03	10.90	105.00	105.00	6.36	5.07	55.88
HFFC	HF Financial Corp.	9.95	69.08	15.55	12.78	9.95	8.58	73.15	76.69	5.51	4.52	45.00
HIFS	Hingham Institution for Savings	37.94	80.59	8.32	8.32	8.76	8.76	116.84	116.84	8.29	2.43	26.10
HMNF	HMN Financial, Inc.	4.00	17.24	NM	NM	NM	NA	26.19	26.19	1.81	-	-
HBCP	Home Bancorp, Inc.	13.25	111.94	17.43	NA	28.19	NA	84.65	85.88	15.84	-	-
HOME	Home Federal Bancorp, Inc.	12.61	210.43	NM	NM	32.33	NM	102.24	102.24	24.21	1.74	56.41
HFBC	HopFed Bancorp, Inc.	9.20	66.16	5.00	5.25	13.94	6.96	66.67	67.35	5.87	5.22	54.55
HCBK	Hudson City Bancorp, Inc.	11.92	6,277.20	10.28	11.94	10.46	11.25	113.24	116.55	10.30	5.03	52.63
JXSB	Jacksonville Bancorp, Inc.	9.85	18.95	27.36	104.79	11.59	14.69	72.70	81.20	6.39	3.04	35.24
JFBI	Jefferson Bancshares, Inc.	3.50	23.31	NM	NA	NM	NA	41.23	NA	3.70	-	(0.78)
LEGC	Legacy Bancorp, Inc.	8.22	71.41	NM	NM	NM	NM	60.17	69.10	7.48	2.43	NM
LABC	Louisiana Bancorp, Inc.	14.60	61.11	24.33	26.78	26.07	29.12	91.42	91.42	18.75	-	-
LSBX	LSB Corporation	20.85	93.96	14.89	20.56	17.82	26.98	146.62	146.62	11.79	1.73	25.64
LSBI	LSB Financial Corp.	9.77	15.18	8.42	8.42	18.09	18.09	44.00	44.00	4.01	-	69.44
MFLR	Mayflower Bancorp, Inc.	9.17	19.12	14.33	15.19	15.03	NA	91.05	91.06	7.54	2.62	39.34
CASH	Meta Financial Group, Inc.	34.00	104.91	7.66	8.01	11.26	14.29	150.16	156.32	10.90	1.53	17.22
MFSF	MutualFirst Financial, Inc.	7.00	48.89	9.21	7.13	35.00	12.48	47.64	50.17	3.47	3.43	120.00
NASB	NASB Financial, Inc.	13.65	107.39	NM	NM	10.50	20.01	64.96	66.00	7.58	-	34.62
NHTB	New Hampshire Thrift Bancshares, Inc.	10.19	58.81	7.96	8.43	8.71	11.57	71.26	109.99	5.98	5.10	44.44
NYB	New York Community Bancorp, Inc.	16.48	7,177.78	13.29	13.42	12.78	13.76	131.78	246.05	17.08	6.07	77.52
NAL	NewAlliance Bancshares, Inc.	12.44	1,307.16	19.44	20.12	21.45	21.36	89.28	144.35	15.00	2.25	48.28
NFSB	Newport Bancorp, Inc.	11.75	42.75	20.98	21.32	34.56	31.08	84.78	84.78	9.49	-	-
FFFD	North Central Bancshares, Inc.	13.16	17.79	NM	NM	11.86	14.27	46.19	46.19	4.02	0.30	3.60
NWBI	Northwest Bancshares, Inc.	11.17	1,237.37	18.62	17.98	28.64	23.58	94.40	109.12	15.21	3.58	101.99
OBAF	OBA Financial Services, Inc.	11.02	51.01	NA	NA	NA	NA	63.82	NA	13.47	-	NA
OSHC	Ocean Shore Holding Co.	10.55	77.10	14.65	14.65	14.07	14.07	77.25	77.25	9.65	2.27	31.58
OCFC	OceanFirst Financial Corp.	11.50	216.46	10.65	10.65	11.86	11.26	111.10	111.10	9.75	4.17	57.73
OABC	OmniAmerican Bancorp, Inc.	11.19	133.19	46.62	46.62	NA	NA	66.30	66.30	11.79	-	NA
ONFC	Oneida Financial Corp.	7.70	55.17	17.50	24.37	16.04	11.68	94.81	164.83	9.03	6.82	82.09
ORIT	Oritani Financial Corp.	9.84	553.03	NM	NM	65.60	70.39	85.96	85.96	22.32	3.05	172.22
PFED	Park Bancorp, Inc.	4.27	5.09	NM	NM	NM	NM	23.44	23.44	2.38	-	-
PVSA	Parkvale Financial Corporation	6.53	36.11	NM	NA	NM	NA	41.41	61.54	1.99	3.06	NM
PEOP	Peoples Federal Bancshares, Inc.	10.50	74.99	NA	NA	NA	NA	NA	NA	NA	-	NA
PBCT	People's United Financial, Inc.	13.06	4,843.78	NM	53.84	56.78	40.45	88.71	132.11	21.88	4.75	267.39
PROV	Provident Financial Holdings, Inc.	5.55	63.31	4.96	4.96	42.69	NM	49.56	49.56	4.52	0.72	30.77
PFS	Provident Financial Services, Inc.	12.01	719.70	13.05	12.35	17.16	15.99	79.00	129.25	10.55	3.66	62.86
PBNY	Provident New York Bancorp	8.18	315.90	17.04	18.27	15.73	19.20	73.64	119.61	10.66	2.93	46.15
PULB	Pulaski Financial Corp.	6.45	69.79	6.45	6.41	NM	NM	79.96	84.11	4.90	5.89	NM
PVFC	PVF Capital Corp.	1.89	48.46	NM	NM	17.18	17.37	58.22	58.22	5.64	-	-
RIVR	River Valley Bancorp	15.00	22.66	9.15	10.17	8.29	8.63	83.77	84.01	5.82	5.60	46.41
RVSB	Riverview Bancorp, Inc.	1.84	41.35	2.88	2.85	NM	NM	23.45	33.58	2.33	-	-
ROME	Rome Bancorp, Inc.	9.14	61.95	20.77	23.44	16.32	16.93	101.08	101.08	18.79	3.94	63.39
SVBI	Severn Bancorp, Inc.	4.21	42.38	52.62	52.62	NM	NM	53.63	53.86	4.34	-	NM
SUPR	Superior Bancorp	1.17	14.70	NM	NM	NM	NM	10.62	11.88	0.44	-	-
TSH	Teche Holding Company	31.56	65.94	9.07	9.04	9.20	8.99	88.53	93.15	8.62	4.50	41.40

Exhibit 9
Industry Multiples
Pricing Data as of September 8, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
TBNK	Territorial Bancorp Inc.	16.80	205.52	14.48	15.35	NA	NA	92.15	92.15	14.20	1.67	NA
THRD	TF Financial Corporation	20.00	53.71	13.16	13.23	12.82	13.88	73.25	78.09	7.45	4.00	51.28
TSBK	Timberland Bancorp, Inc.	4.03	28.39	12.59	10.16	NM	NM	40.58	44.56	3.96	-	NM
TRST	TrustCo Bank Corp NY	5.24	403.47	14.56	16.93	13.44	14.45	157.85	158.19	10.52	5.04	65.00
UCFC	United Community Financial Corp.	1.33	41.09	NM	NM	NM	NM	19.32	19.37	1.78	-	-
UBNK	United Financial Bancorp, Inc.	13.48	219.85	17.74	17.00	26.43	21.09	98.84	102.65	14.27	2.37	56.86
UWBK	United Western Bancorp, Inc.	0.40	11.77	NM	NM	NM	NM	10.03	10.03	0.53	-	-
VPFG	ViewPoint Financial Group, Inc.	8.88	309.60	24.67	24.67	26.91	26.41	145.43	146.18	11.20	1.80	44.59
WFSL	Washington Federal, Inc.	14.91	1,676.99	33.89	33.89	14.62	36.00	91.35	NA	12.23	1.34	19.61
WAYN	Wayne Savings Bancshares, Inc.	8.10	24.33	9.20	NA	10.00	NA	64.07	67.78	5.97	2.96	27.16
WFD	Westfield Financial, Inc.	7.60	223.88	NM	NM	54.29	55.41	92.74	92.74	18.00	3.16	364.29
WSB	WSB Holdings, Inc.	2.26	17.86	NM	NM	NM	NM	34.24	34.24	4.28	-	NM
WSFS	WSFS Financial Corporation	36.45	309.34	25.31	25.99	NM	55.65	98.78	104.08	6.94	1.32	342.86
WVFC	WVS Financial Corp.	10.97	22.57	NM	NA	60.94	NA	81.20	81.20	6.36	5.83	355.56
	All Thrift Average	9.88	313.48	17.16	19.84	21.37	20.21	71.29	79.68	8.01	1.98	56.21
	All Thrift Median	9.83	60.23	14.41	13.33	15.73	14.72	72.37	77.25	6.85	1.79	34.62

Exhibit 9
Industry Multiples
Pricing Data as of September 8, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
ALLB	Alliance Bancorp, Inc. of Pennsylvania (MHC)	7.50	50.22	NM	187.50	50.00	50.00	103.41	103.41	11.20	1.60	80.00
ACFC	Atlantic Coast Federal Corporation (MHC)	2.29	30.72	NM	NM	NM	NM	57.76	57.87	3.41	-	-
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	8.67	705.89	30.96	28.08	27.09	26.81	107.46	133.64	14.53	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	2.94	37.89	NM	NM	NM	NM	51.79	51.79	7.23	1.36	NM
CFFN	Capitol Federal Financial (MHC)	25.48	1,885.30	27.70	27.70	26.82	NA	196.38	196.38	22.07	7.85	241.05
CHEV	Cheviot Financial Corp. (MHC)	8.45	74.83	35.19	35.19	44.45	44.47	106.73	106.73	21.33	5.21	226.32
CSBK	Clifton Savings Bancorp, Inc. (MHC)	8.32	217.46	26.00	26.00	28.69	28.69	123.94	123.94	19.53	2.88	75.86
FFCO	FedFirst Financial Corporation (MHC)	4.70	29.71	23.50	23.11	33.57	31.81	67.61	69.87	8.35	-	-
GCBC	Greene County Bancorp, Inc. (MHC)	17.23	71.01	14.36	NA	14.60	NA	159.47	159.47	14.33	4.06	58.47
HBOS	Heritage Financial Group (MHC)	8.90	92.54	NM	96.64	NM	NM	148.40	154.87	13.98	4.04	NM
ISBC	Investors Bancorp, Inc. (MHC)	10.91	1,253.49	19.48	19.36	23.21	22.96	140.89	145.06	14.14	-	-
KRNY	Kearny Financial Corp. (MHC)	8.85	604.84	NM	88.27	NM	91.14	124.47	NA	25.85	2.26	200.00
KFFB	Kentucky First Federal Bancorp (MHC)	10.00	78.41	62.50	58.44	NM	NM	135.53	181.86	32.94	4.00	NM
KFED	K-Fed Bancorp (MHC)	8.10	107.65	13.50	13.44	31.15	30.79	113.67	118.73	12.42	5.43	NA
LSBK	Lake Shore Bancorp, Inc. (MHC)	7.95	48.21	18.07	18.07	16.91	16.91	83.80	83.80	10.49	3.02	48.94
LPSB	LaPorte Bancorp, Inc. (MHC)	7.15	32.78	13.75	13.26	11.53	15.39	65.47	80.27	7.48	-	-
MGYR	Magyar Bancorp, Inc. (MHC)	3.63	20.99	1.49	1.52	5.34	6.10	47.75	47.75	3.86	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	7.25	44.24	36.25	36.25	NM	NM	64.65	64.65	6.36	1.66	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	10.71	241.03	17.85	14.77	23.28	22.46	116.74	123.46	13.95	-	-
MSBF	MSB Financial Corp. (MHC)	7.94	41.17	49.62	49.62	49.62	49.62	NA	NA	NA	1.51	75.00
NVSL	Naugatuck Valley Financial Corporation (MHC)	6.22	43.66	15.55	14.25	17.77	17.88	85.28	85.40	7.73	1.93	34.29
NECB	Northeast Community Bancorp, Inc. (MHC)	5.77	76.31	NM	133.64	NM	NM	70.76	72.01	14.76	2.08	NM
NFBK	Northfield Bancorp, Inc. (MHC)	10.91	475.03	27.28	31.93	30.31	32.38	118.83	123.88	21.51	1.83	50.00
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.74	16.75	9.91	10.17	9.11	10.40	67.57	79.96	4.29	1.78	16.22
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	7.12	71.42	13.69	13.12	21.58	19.16	126.56	126.56	13.27	2.81	60.61
PSBH	PSB Holdings, Inc. (MHC)	4.10	26.77	NM	17.19	20.50	12.66	61.04	73.40	5.47	-	-
RCKB	Rockville Financial, Inc. (MHC)	11.88	232.28	15.63	15.63	18.86	19.05	137.93	138.91	13.98	2.02	36.51
ROMA	Roma Financial Corporation (MHC)	10.64	327.06	53.20	46.03	NM	72.51	151.29	151.69	22.51	3.01	228.57
SIFI	SI Financial Group, Inc. (MHC)	6.22	73.26	25.92	33.35	34.56	40.46	90.26	95.16	8.24	1.93	33.33
TFSL	TFS Financial Corporation (MHC)	9.33	2,876.58	NM	78.77	NM	NM	163.30	164.21	26.29	-	700.00
UCBA	United Community Bancorp (MHC)	6.90	54.13	NM	NM	53.08	49.06	97.57	97.57	11.00	6.38	323.08
WSBF	Waterstone Financial, Inc. (MHC)	3.89	121.56	NM	NM	NM	NM	70.15	70.15	6.46	-	-
	All MHC's Average	8.33	314.47	25.06	41.90	26.91	32.31	105.05	109.42	13.51	2.15	95.70
	All MHC's Median	7.95	74.05	21.49	27.70	25.05	27.75	106.73	105.07	13.27	1.88	42.73

Exhibit 9
Industry Multiples
Pricing Data as of September 8, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut Thrifts											
NAL	NewAlliance Bancshares, Inc.	12.44	1,307.16	19.44	20.12	21.45	21.36	89.28	144.35	15.00	2.25	48.28
PBCT	People's United Financial, Inc.	13.06	4,843.78	NM	53.84	56.78	40.45	88.71	132.11	21.88	4.75	267.39
	Connecticut Fully Converted Average	12.75	3,075.47	19.44	36.98	39.12	30.91	89.00	138.23	18.44	3.50	157.84
	Connecticut Fully Converted Median	12.75	3,075.47	19.44	36.98	39.12	30.91	89.00	138.23	18.44	3.50	157.84
	Connecticut Mutual Holding Companies											
PSBH	PSB Holdings, Inc. (MHC)	4.10	26.77	NM	17.19	20.50	12.66	61.04	73.40	5.47	-	-
RCKB	Rockville Financial, Inc. (MHC)	11.88	232.28	15.63	15.63	18.86	19.05	137.93	138.91	13.98	2.02	36.51
SIFI	SI Financial Group, Inc. (MHC)	6.22	73.26	25.92	33.35	34.56	40.46	90.26	95.16	8.24	1.93	33.33
	Connecticut MHCs Average	7.40	110.77	20.78	22.06	24.64	24.06	96.41	102.49	9.23	1.32	23.28
	Connecticut MHCs Median	6.22	73.26	20.78	17.19	20.50	19.05	90.26	95.16	8.24	1.93	33.33
	Comparable Group											
CEBK	Central Bancorp, Inc.	10.54	17.56	7.12	7.48	8.93	7.75	49.00	52.25	3.40	1.90	16.95
CBNK	Chicopee Bancorp, Inc.	11.16	70.40	NM	139.50	NM	NM	74.75	74.75	12.69	-	-
HBNK	Hampden Bancorp, Inc.	10.01	70.52	27.82	27.82	NM	NM	75.21	75.21	12.20	1.20	NM
HIFS	Hingham Institution for Savings	37.94	80.59	8.32	8.32	8.76	8.76	116.84	116.84	8.29	2.43	26.10
LEGC	Legacy Bancorp, Inc.	8.22	71.41	NM	NM	NM	NM	60.17	69.10	7.48	2.43	NM
NEBS	New England Bancshares, Inc.	6.87	42.40	15.61	14.72	16.36	18.14	61.69	84.20	6.12	1.16	19.05
NHTB	New Hampshire Thrift Bancshares, Inc.	10.19	58.81	7.96	8.43	8.71	11.57	71.26	109.99	5.98	5.10	44.44
NFSB	Newport Bancorp, Inc.	11.75	42.75	20.98	21.32	34.56	31.08	84.78	84.78	9.49	-	-
UBNK	United Financial Bancorp, Inc.	13.48	219.85	17.74	17.00	26.43	21.09	98.84	102.65	14.27	2.37	56.86
WFD	Westfield Financial, Inc.	7.60	223.88	NM	NM	54.29	55.41	92.74	92.74	18.00	3.16	364.29
	Comparable Average		89.82	15.08	30.57	22.58	21.97	78.53	86.25	9.79	1.98	65.96
	Comparable Median		70.46	15.61	15.86	16.36	18.14	74.98	84.49	8.89	2.14	22.58
	All Thrift Average		313.48	17.16	19.84	21.37	20.21	71.29	79.68	8.01	1.98	56.21
	All Thrift Median		60.23	14.41	13.33	15.73	14.72	72.37	77.25	6.85	1.79	34.62
	All MHC's Average		314.47	25.06	41.90	26.91	32.31	105.05	109.42	13.51	2.15	95.70
	All MHC's Median		74.05	21.49	27.70	25.05	27.75	106.73	105.07	13.27	1.88	42.73
	Connecticut Fully Converted Average		3,075.47	19.44	36.98	39.12	30.91	89.00	138.23	18.44	3.50	157.84
	Connecticut Fully Converted Median		3,075.47	19.44	36.98	39.12	30.91	89.00	138.23	18.44	3.50	157.84
	Connecticut MHCs Average		110.77	20.78	22.06	24.64	24.06	96.41	102.49	9.23	1.32	23.28
	Connecticut MHCs Median		73.26	20.78	17.19	20.50	19.05	90.26	95.16	8.24	1.93	33.33

Exhibit 10

Second Step Conversions 2008, 2009, 2010 YTD

					Price to Pro Forma			Percentage Change in Price				
Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	EPS (%)	Book Value (%)	Tangible Book Value (%)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	19,765	10.00	NM	61.8	65.0	10.40	14.90	13.50	4.00	(4.77)
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	10.00	24.8	89.0	103.8	13.50	13.00	14.00	18.00	11.70
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	8.00	17.3	63.0	63.0	7.50	11.88	13.13	36.25	31.88
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	10.00	12.3	81.2	81.2	5.50	5.00	4.00	(2.80)	(7.50)
ORIT	Oritani Financial Corp.	6/24/2010	413,632	10.00	32.8	90.6	90.6	3.10	-	(0.90)	NA	(1.60)
FXCB	Fox Chase Bancorp, Inc.	6/29/2010	87,125	10.00	142.9	72.6	72.6	(4.10)	(3.70)	(1.80)	NA	(4.00)
ONFC	Oneida Financial Corp.	7/7/2010	31,500	8.00	13.3	68.6	97.8	(6.25)	(3.13)	(1.25)	NA	(3.75)
VPFG	ViewPoint Financial Group, Inc.	7/7/2010	198,573	10.00	99.2	93.6	93.9	(5.00)	(2.90)	(3.00)	NA	(11.20)
COBK	Colonial Financial Services, Inc.	7/13/2010	22,950	10.00	27.8	64.7	64.7	0.50	(1.60)	(2.60)	NA	(2.00)
JXSB	Jacksonville Bancorp, Inc.	7/15/2010	10,404	10.00	12.4	55.2	59.9	6.50	5.80	1.30	NA	(1.50)
			Average		**42.5**	**74.0**	**79.2**	**3.2**	**3.9**	**3.6**	**13.9**	**0.7**
			Median		**24.8**	**70.6**	**76.9**	**4.3**	**2.5**	**0.2**	**11.0**	**(2.9)**

Exhibit 11. Consolidated Merger Pro Forma Balance Sheet (w/o second step conversion)

June 30, 2010 Schedules Balance Sheet (Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Assets:				
Cash and cash equivalents	$ 10,141	$ 20,018	$ (8,640)	$ 21,519
Investments in federal funds	816	9,576	-	10,392
Investments AFS	35,584	3,507	-	39,091
Investments HTM	3,315	$0	$0	3,315
Loans Held for Sale	561	$0		561
Loans receivable, net	482,481	$121,778	($34)	604,225
Premises and equipment, net	9,842	2,350	(100)	12,092
FHLB Stock, at cost	6,252	66	-	6,318
Goodwill	-	-	919	919
Core Deposit Intangible	-	-	2,223	2,223
Other Intangible Assets	70	-	-	70
Bank Owned Life Insurance	9,088	858	-	9,946
Other Assets	$7,099	$1,985	4,177	13,261
Total Assets	$ 565,249	$ 160,138	$ (1,455)	$ 723,932
Liabilities				
Deposits	$ 394,286	$140,340	$1,231	$ 535,857
Borrowings	112,538	2,157	-	114,695
Other Liabilities	7,205	1,958	2,263	11,426
Total Liabilities	$ 514,029	$ 144,455	$ 3,494	$ 661,978
Common Stock	76	27	(16)	87
APIC	33,872	22,564	(11,653)	44,783
RE	25,685	(6,908)	6,720	25,497
Accumulated other Compenhensive (loss) income	5	-	-	5
Treasury Stock	(6,134)	-		(6,134)
ESOP	(1,937)	-		(1,937)
MRP	(347)	-		(347)
Total Equity	$ 51,220	$ 15,683	$ (4,949)	$ 61,954
Total Liabilities and Equity	$ 565,249	$ 160,138	$ (1,455)	$ 723,932

Exhibit 11. Consolidated Merger Pro Forma Balance Sheet (w/o second step conversion)

December 31, 2009 Schedules Balance Sheet (Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Assets:				
Cash and cash equivalents	$ 9,003	$ 2,542	$ (9,102)	$ 2,443
Investments in federal funds	3,143	15,383	-	18,526
Investments AFS	37,623	2,567	-	40,190
Investments HTM	$1,451	$0	$0	1,451
Loans Held for Sale	$0	$0	$0	-
Loans receivable, net	$473,304	$109,865	($34)	583,135
Premises and equipment, net	9,948	2,486	(100)	12,334
FHLB Stock, at cost	6,252	66	-	6,318
Goodwill	-	-	1,236	1,236
Core Deposit Intangible	-	-	2,223	2,223
Other Intangible Assets	84	-	-	84
Bank Owned Life Insurance	8,920	838	-	9,758
Other Assets	$7,227	$1,863	4,177	13,267
Total Assets	$ 556,955	$ 135,610	$ (1,600)	$ 690,965
Liabilities				
Deposits	$380,931	$117,556	$1,231	$ 499,718
Borrowings	118,984	294	-	119,278
Other Liabilities	6,732	2,128	2,263	11,123
Total Liabilities	$ 506,647	$ 119,978	$ 3,494	$ 630,119
Common Stock	76	27	(16)	87
APIC	33,756	22,560	(11,649)	44,667
RE	24,849	(6,943)	6,559	24,465
Accumulated other Compenhensive (loss) income	51	(12)	12	51
Treasury Stock	(6,132)			(6,132)
ESOP	(1,937)			(1,937)
MRP	(355)			(355)
Total Equity	$ 50,308	$ 15,632	$ (5,094)	$ 60,846
Total Liabilities and Equity	$ 556,955	$ 135,610	$ (1,600)	$ 690,965

Exhibit 12. Consolidated Merger Pro forma Income Statment (w/o second step conversion)

June 30, 2010 Schedules
Income Statement: 6 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Interest income and dividend income	$ 14,329	$ 3,666	$ (422)	$ 17,573
Interest expense	5,187	973	($224)	5,936
Net interest income	9,142	2,693	(198)	11,637
Provision for loan losses	1,171	118	-	1,289
Net interest income after provision	7,971	2,575	(198)	10,348
Noninterest income	1,230	337	-	1,567
Noninterest expense	7,773	2,877	1,580	12,230
Income (loss) before income taxes	1,428	35	(1,778)	(315)
Income Tax (expense) benefit	435	-	(591)	(156)
Net income (loss)	$ 993	$ 35	$ (1,187)	$ (159)

December 31, 2009 Schedules
Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Interest income and dividend income	$ 28,291	$ 6,426	($844)	$ 33,873
Interest expense	12,537	2,173	(448)	14,262
Net interest income	15,754	4,253	($396)	19,611
Provision for loan losses	1,144	1,992	-	3,136
Net interest income after provision	14,610	2,261	($396)	16,475
Noninterest income	2,742	629	-	3,371
Noninterest expense	14,541	5,797	2,264	22,602
Income (loss) before income taxes	2,811	(2,907)	(2,660)	(2,756)
Income Tax (expense) benefit	818	-	(1,800)	(982)
Net income (loss)	$ 1,993	$ (2,907)	$ (860)	$ (1,774)

June 30, 2010 Schedules
Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,524	$ 7,019	$ (844)	$ 34,699
Interest expense	11,042	2,070	$ (448)	12,664
Net interest income	17,482	4,949	$ (396)	22,035
Provision for loan losses	1,757	30	$ -	1,787
Net interest income after provision	15,725	4,919	$ (396)	20,248
Noninterest income	2,621	646	$ -	3,267
Noninterest expense	14,920	5,873	$ 2,264	23,057
Income (loss) before income taxes	3,426	(308)	$ (2,660)	458
Income Tax (expense) benefit	1,047	-	$ (916)	131
Net income (loss)	$ 2,379	$ (308)	$ (1,744)	$ 327

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2010
Includes SOP 93-6

	Bank	Comparables		State	
		Mean	Median	Mean	Median
	26.32				
	28.57				
Price-Core Earnings Ratio P/E	32.26	21.97	18.14	30.91	30.91
	37.04				
	41.67				
	55.49%				
	57.31%				
Price-to-Book Ratio P/B	62.46%	78.53%	74.98%	89.00%	89.00%
	67.25%				
	72.31%				
	57.97%				
	59.74%				
Price-to-Tangible Book Ratio P/TB	65.02%	86.25%	84.49%	138.23%	138.23%
	69.88%				
	75.02%				
	5.70%				
	6.09%				
Price-to-Assets Ratio P/A	6.87%	9.79%	8.89%	18.44%	18.44%
	7.65%				
	8.54%				

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2010
Includes SOP 93-6

	Bank	Comparables		State		National	
		Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	26.32 28.57 32.26 37.04 41.67	21.97	18.14	30.91	30.91	20.21	14.72
Price-to-Book Ratio P/B	55.49% 57.31% 62.46% 67.25% 72.31%	78.53%	74.98%	89.00%	89.00%	71.29%	72.37%
Price-to-Tangible Book Ratio P/TB	57.97% 59.74% 65.02% 69.88% 75.02%	86.25%	84.49%	138.23%	138.23%	79.68%	77.25%
Price-to-Assets Ratio P/A	5.70% 6.09% 6.87% 7.65% 8.54%	9.79%	8.89%	18.44%	18.44%	8.01%	6.85%

Valuation Parameters		
Prior Twelve Mos. Earning Base Period Ended June 30, 2010	$	385 (1)
Pre-Conversion Book Value As of June 30, 2010	$	61,954
Pre-Conversion Assets As of June 30, 2010	$	723,932
Return on Money		0.79% (2)
Conversion Expenses	$	1,949
		3.81% (3)
Proceeds Not Invested	$	2,154 (4)
Estimated ESOP Borrowings	$	1,436
ESOP Purchases		6.00% (5)
Cost of ESOP Borrowings	$	72 (5)
Cost of ESOP Borrowings		0.00% (5)
Amort of ESOP Borrowings		20 Years
Amort of MRP Amount		5 Years
Estimated MRP Amount	$	718 (6)
MRP Purchases		3.00%
MRP Expense	$	144
Stock Foundation Amount	$	- (7)
Stock Foundation Amount		0.00% 0.00%
Foundation Opportunity Cost	$	-
Tax Benefit	$	- (8)
Tax Rate		34.00%
Percentage Sold		59.56%
Amount to be issued to Public	$	23,930 (9)
Earnings Multiple		12

(1) Net income for the twelve months ended June 30, 2010.
(2) Net Return assumes a reinvestment rate of 1.20 percent (the 1 year Treasury at June 30, 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3.	V= $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$	=	$51,103,200
2.	V= $\frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$	=	$51,103,200
1.	V= $\frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$	=	$51,103,200

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	5,110,320	$	10.00	$	51,103,200
Range:					
- Minimum, Adj.	4,202,501	$	10.00		42,025,005
- Minimum	4,507,608		10.00		45,076,080
- Maximum	5,713,031		10.00		57,130,310
- Super Maximum	6,406,149		10.00		64,061,490
			31.98%		

Pre Foundation

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares	4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 42,025,005	$ 45,076,080	$ 51,103,200	$ 57,130,310	$ 64,061,490
Exchange Shares	1,381,313	,3 81,313	,6 25,075	,8 68,836	2,149,161
Exchange Percent	32.87%	30.64%	31.80%	32.71%	33.55%
Conversion Shares	2,034,050	2,0 34,050	2,393,000	2,751,950	3,164,743
Conversion Percent	48.40%	45.12%	46.83%	48.17%	49.40%
Merger Shares	787,138	1,092,245	1,092,245	1,092,245	1,092,245
Merger Percent	18.73%	24.23%	21.37%	19.12%	17.05%
Gross Proceeds	$ 17,289,425	$ 20,340,500	$ 23,930,000	$ 27,519,500	$ 31,647,430
Exchange Value	$ 13,813,130	$ 13,813,130	$ 16,250,750	$ 18,688,360	$ 21,491,610
Exchange Ratio	0.4863	0.4863	0.5722	0.6580	0.7567
Exchange Value per Minority Share	$ 4.86	$ 4.86	$ 5.72	$ 6.58	$ 7.57

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

Conversion Proceeds	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered	4,202,5014	,5 07,6085	,1 10,3205	,7 13,031	6,406,149
Conversion Shares Offered	2,034,0502	,0 34,0502	,3 93,0002	,7 51,950	3,164,743
Merger Shares Used to Complete Offering	-305,108	0	0	0	0
Price Per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647
Plus: Value issued to Foundation	-	-	-	-	-
Pro Forma Market Capitalization	17,289	20,341	23,930	27,520	31,647
Gross Proceeds	17,289	20,341	23,930	27,520	31,647
Less: Est. Conversion Expenses	(1,724)	(1,831)	(1,949)	(2,067)	(2,203)
Net Proceeds	15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	27	27	27	27	27
Less: ESOP Adjustment	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(610)	(610)	(718)	(826)	(949)
Net Proceeds Reinvested	$ 13,762	$ 16,707	$ 19,854	$ 23,003	$ 26,623
Funds required to Effect the merger	$ 7,282	$ 7,282	$ 7,282	$ 7,282	$ 7,282
Estimated Incremental Rate of Return	0.79%	0.79%	0.79%	0.79%	0.79%
Estimated Incremental Return	$ 109	$ 132	$ 157	$ 182	$ 210
Pro-forma impact of Funding the merger	(58)	(58)	(58)	(58)	(58)
Less: Cost of ESOP	-	-	-	-	-
Less: Amortization of ESOP	(40)	(40)	(47)	(54)	(63)
Less: Option Expense	(111)	(111)	(131)	(150)	(173)
Less: MRP Adjustment	(81)	(81)	(95)	(109)	(125)
Pro-forma Net Income	(181)	(158)	(174)	(189)	(209)
Earnings Before Conversion	385	385	385	385	385
Earnings Excluding Adjustment	204	227	211	196	176
Earnings Adjustment	1,294	1,294	1,294	1,294	1,294
Earnings After Conversion	$ 1,498	$ 1,521	$ 1,505	$ 1,490	$ 1,470

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at June 30, 2010	$ 61,954	$ 61,954	$ 61,954	$ 61,954	$ 61,954
Net Conversion Proceeds	15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	27	27	27	$ 27	$ 27
Plus: Value issued to Foundation	-	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-	-
Less: ESOP Adjustment	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(610)	(610)	(718)	(826)	(949)
Pro-forma Equity	$ 75,716	$ 78,661	$ 81,808	$ 84,957	$ 88,577
Less: Intangible	3,212	3,212	3,212	3,212	3,212
Pro-forma Tangible Equity	$ 72,504	$ 75,449	$ 78,596	$ 81,745	$ 85,365
Pro-forma Assets					
Total Assets at June 30, 2010	$ 723,932	$ 723,932	$ 723,932	$ 723,932	$ 723,932
Net Conversion Proceeds	15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	27	27	27	27	27
Plus: Value issued to Foundation	-	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-	-
Less: ESOP Adjustment	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(610)	(610)	(718)	(826)	(949)
Pro-forma Total Assets	737,694	740,639	743,786	746,935	750,555
Stockholder's Equity Per Share *					
Equity at June 30, 2010	$ 14.74	$ 13.74	$ 12.12	$ 10.84	$ 9.67
Estimated Net Proceeds	$ 3.70	$ 4.11	$ 4.30	$ 4.46	$ 4.60
Plus: MHC Adjustment	0.01	0.01	0.01	-	-
Plus: Value issued to Foundation	-	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-	-
Less: ESOP Stock	(0.29)	(0.27)	(0.28)	(0.29)	(0.30)
Less: MRP Stock	(0.15)	(0.14)	(0.14)	(0.14)	(0.15)
Pro-forma Equity Per Share *	18.02	17.45	16.01	14.87	13.83
Less: Intangible	0.76	0.71	0.63	0.56	0.50
Pro-forma Tangible Equity Per Share *	$ 17.25	$ 16.74	$ 15.38	$ 14.31	$ 13.33

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	0.10	0.09	0.08	0.07	0.06
Incremental return Per Share	0.03	0.03	0.03	0.03	0.03
Funding of merger adjustment	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
ESOP Adjustment Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share	0.32	0.30	0.27	0.24	0.21
Pro Forma Earnings Per Share *	$ 0.38	$ 0.35	$ 0.31	$ 0.27	$ 0.24
Shares Utilized for EPS	3,985,5824	2 90,6894	8 55,6815	4 19,991	6,069,155
Pro-forma Ratios					
Price/EPS No Adjustment	NM	NM	NM	NM	NM
Price/EPS with Adjustment	26.32	28.57	32.26	37.04	41.67
Price/Book Value per Share	55.49%	57.31%	62.46%	67.25%	72.31%
Price/Tangible Book Value	57.97%	59.74%	65.02%	69.88%	75.02%
Market Value/Assets	5.70%	6.09%	6.87%	7.65%	8.54%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered	1,729	2,034	2,393	2,752	3,165
Price Per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647
Estimated Insider Purchases	(525)	(525)	(525)	(525)	(525)
ESOP Purchases	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Proceeds to Base Fee On	$ 15,544	$ 18,596	$ 21,969	$ 25,344	$ 29,223
Underwriters Percentage	3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee	$ 544	$ 651	$ 769	$ 887	$ 1,023
Other Expenses	1,180	1,180	1,180	1,180	1,180
Total Expense	$ 1,724	$ 1,831	$ 1,949	$ 2,067	$ 2,203

Share Calculations					
Shares Sold	2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Exchange Shares	1,381,313	1,381,313	1,625,075	1,868,836	2,149,161
Merger Shares	1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering	(305,108)	-	-	-	-
Shares Issued to Foundation	-	-	-	-	-
Shares Outstanding	4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Fully Diluted Shares Outstanding * Exchange Ratio	3,314,385	3,314,385	3,899,837	4,484,608	5,157,300
Less: New ESOP Adjustment	(122,043)	(122,043)	(143,580)	(165,117)	(189,884)
Plus: New SOP 93-6 ESOP Shares	6,102	6,102	7,179	8,255	9,494
Merger Shares	1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering	(305,108)	-	-	-	-
Shares for all EPS Calculations	3,985,582	4,290,689	4,855,681	5,419,991	6,069,155
MRP Shares	61,021	61,021	71,790	82,558	94,942
MRP Shares Amortized this Period	12,204	12,204	14,358	16,512	18,988
Option Shares	203,405	203,405	239,300	275,195	316,474
Option Shares Amortized this Period	40,681	40,681	47,860	55,039	63,295

MRP Dilution					
EPS	$ 0.05	$ 0.05	$ 0.04	$ 0.04	$ 0.03
Tangible Book Value/Share	$ 17.15	$ 16.65	$ 15.31	$ 14.25	$ 13.28
Voting Dilution	-1.43%	-1.34%	-1.39%	-1.42%	-1.46%
Option Dilution					
EPS	$ 0.05	$ 0.05	$ 0.05	$ 0.04	$ 0.03
Tangible Book Value/Share	$ 16.92	$ 16.45	$ 15.14	$ 14.11	$ 13.17
Voting Dilution	-4.62%	-4.32%	-4.47%	-4.60%	-4.71%

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Six Months Ended
June 30, 2010
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min Adj	NM						
	Min	NM						
Price-Core Earnings Ratio P/E	Mid	NM	21.97	18.14	30.91	30.91	20.21	14.72
	Max	NM						
	Smax	NM						
	Min Adj	55.49%						
	Min	57.31%						
Price-to-Book Ratio P/B	Mid	62.46%	78.53%	74.98%	89.00%	89.00%	71.29%	72.37%
	Max	67.25%						
	Smax	72.31%						
	Min Adj	57.97%						
	Min	59.74%						
Price-to-Tangible Book Ratio P/TB	Mid	65.02%	86.25%	84.49%	138.23%	138.23%	79.68%	77.25%
	Max	69.88%						
	Smax	75.02%						
	Min Adj	5.70%						
	Min	6.09%						
Price-to-Assets Ratio P/A	Mid	6.87%	9.79%	8.89%	18.44%	18.44%	8.01%	6.85%
	Max	7.65%						
	Smax	8.54%						

Valuation Parameters

Six Months Ended Period Ended June 30, 2010	Y	$	(130) (1)
Pre-Conversion Book Value As of June 30, 2010	B	$	61,954
Pre-Conversion Assets As of June 30, 2010	A	$	723,932
Return on Money	R		0.79% (2)
Conversion Expenses		$	1,949
	X		3.81% (3)
Proceeds Not Invested		$	2,154 (4)
Estimated ESOP Borrowings		$	1,436
ESOP Purchases	E		6.00% (5)
Cost of ESOP Borrowings		$	72 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	718 (6)
MRP Purchases	M		3.00%
MRP Expense		$	144
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.56%
Amount to be issued to Public		$	23,930 (9)
Earnings Multiple			6

(1) Net income for the 6 months ended June 30, 2010.
(2) Net Return assumes a reinvestment rate of 1.20 percent (the 1 year Treasury at June 30, 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $51,103,200

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $51,103,200

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $51,103,200

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	5,110,320	$	10.00	$	51,103,200
Range:					
- Minimum, Adj.	4,202,501	$	10.00		42,025,005
- Minimum	4,507,608		10.00		45,076,080
- Maximum	5,713,031		10.00		57,130,310
- Super Maximum	6,406,149		10.00		64,061,490

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 42,025,005	$ 45,076,080	$ 51,103,200	$ 57,130,310	$ 64,061,490
Exchange Shares	1,381,313	1,381,313	1,625,075	1,868,836	2,149,161
Exchange Percent	32.87%	30.64%	31.80%	32.71%	33.55%
Conversion Shares	2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Conversion Percent	48.40%	45.12%	46.83%	48.17%	49.40%
Merger Shares	787,138	1,092,245	1,092,245	1,092,245	1,092,245
Merger Percent	18.73%	24.23%	21.37%	19.12%	17.05%
Gross Proceeds	$ 17,289,425	$ 20,340,500	$ 23,930,000	$ 27,519,500	$ 31,647,430
Exchange Value	$ 13,813,130	$ 13,813,130	$ 16,250,750	$ 18,688,360	$ 21,491,610
Exchange Ratio	0.4863	0.4863	0.5722	0.6580	0.7567
Exchange Value per Minority Share	$ 4.86	$ 4.86	$ 5.72	$ 6.58	$ 7.57

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

Conversion Proceeds		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax		
Total Shares Offered		4,202,501	4,507,608	5,110,320	5,713,031	6,406,149		
Conversion Shares Offered		2,034,050	2,034,050	2,393,000	2,751,950	3,164,743		
Merger Shares Used to Complete Offering		-305,108	0	0	0	0		
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10		
Gross Proceeds		$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647		
Plus: Value issued to Foundation	(9)	-	-	-	-	-		
Pro Forma Market Capitalization		17,289	20,341	23,930	27,520	31,647		
Gross Proceeds		17,289	20,341	23,930	27,520	31,647		
Less: Est. Conversion Expenses		(1,724)	(1,831)	(1,949)	(2,067)	(2,203)		
Net Proceeds		15,565	18,510	21,981	25,453	29,444		
Plus: MHC Adjustment		27	27	27	27	27		
Less: ESOP Adjustment	(3)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)		
Less: MRP Adjustment	(3)	(610)	(610)	(718)	(826)	(949)		
Net Proceeds Reinvested		$ 13,762	$ 16,707	$ 19,854	$ 23,003	$ 26,623		
Funds required to Effect the merger		$ 7,282	$ 7,282	$ 7,282	$ 7,282	$ 7,282		
Estimated Incremental Rate of Return		0.79%	0.79%	0.79%	0.79%	0.79%		
Estimated Incremental Return		$ 54	$ 66	$ 78	$ 91	$ 105	$	(50)
Pro-forma impact of Funding the merger		(29)	(29)	(29)	(29)	(29)		
Less: Cost of ESOP	(4)	-	-	-	-	-		
Less: Amortization of ESOP	(7)	(20)	(20)	(24)	(27)	(31)		
Less: Option Expense	(10)	(56)	(56)	(65)	(75)	(86)		
Less: MRP Adjustment	(7)	(40)	(40)	(47)	(54)	(63)		
Pro Forma Net Income		(91)	(79)	(87)	(94)	(104)		
Earnings Before Conversion		(130)	(130)	(130)	(130)	(130)		
Earnings Excluding Adjustment		(221)	(209)	(217)	(224)	(234)		
Earnings Adjustment	(6)	$898	$898	$898	$898	$898		
Earnings After Conversion		$ 677	$ 689	$ 681	$ 674	$ 664		

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity						
Equity at June 30, 2010		$ 61,954	$ 61,954	$ 61,954	$ 61,954	$ 61,954
Net Conversion Proceeds		15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	(7)	$ 27	$ 27	$ 27	$ 27	$ 27
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(2)	(610)	(610)	(718.00)	(826)	(949)
Pro Forma Equity		$ 75,716	$ 78,661	$ 81,808	$ 84,957	$ 88,577
Less: Intangible	(5)	3,212	3,212	3,212	3,212	3,212
Pro Forma Tangible Equity		$ 72,504	$ 75,449	$ 78,596	$ 81,745	$ 85,365
Pro Forma Assets						
Total Assets at June 30, 2010		$ 723,932	$ 723,932	$ 723,932	$ 723,932	$ 723,932
Net Conversion Proceeds		15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	(7)	27	27	27	27	27
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(2)	(610)	(610)	(718)	(826)	(949)
Pro-forma Total Assets		737,694	740,639	743,786	746,935	750,555
Stockholder's Equity Per Share *						
Equity at June 30, 2010		$ 14.74	$ 13.74	$ 12.12	$ 10.84	$ 9.67
Estimated Net Proceeds		$ 3.70	$ 4.11	$ 4.30	$ 4.46	$ 4.60
Plus: MHC Adjustment		0.01	0.01	0.01	-	-
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Stock		(0.29)	(0.27)	(0.28)	(0.29)	(0.30)
Less: MRP Stock		(0.15)	(0.14)	(0.14)	(0.14)	(0.15)
Pro Forma Equity Per Share *		18.02	17.45	16.01	14.87	13.83
Less: Intangible		0.76	0.71	0.63	0.56	0.50
Pro Forma Tangible Equity Per Share *		$ 17.25	$ 16.74	$ 15.38	$ 14.31	$ 13.33

Pro Forma Effect of Conversion Proceeds
June 30, 2010
(Dollars in Thousands)

	Note	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *						
Historical Earnings Per Share	(8)	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)
Incremental return Per Share	(8)	0.01	0.02	0.02	0.02	0.02
Funding of merger adjustment		(0.01)	(0.01)	(0.01)	(0.01)	-
ESOP Adjustment Per Share	(8)	(0.01)	-	-	-	(0.01)
Option Expense Per Share	(10)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
MRP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Normalizing Adjustment Per Share		0.23	0.21	0.18	0.17	0.15
Pro Forma Earnings Per Share *	(8)	$ 0.17	$ 0.16	$ 0.14	$ 0.12	$ 0.11
Shares Utilized for EPS		3,989,141	4,294,248	4,859,871	5,424,809	6,074,694
Pro Forma Ratios						
Price/EPS without Adjustment		NM	NM	NM	NM	NM
Price/EPS with Adjustment		NM	NM	NM	NM	NM
Price/Book Value per Share		55.49%	57.31%	62.46%	67.25%	72.31%
Price/Tangible Book Value		57.97%	59.74%	65.02%	69.88%	75.02%
Market Value/Assets		5.70%	6.09%	6.87%	7.65%	8.54%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations						
Total Shares Offered		1,729	2,034	2,393	2,752	3,165
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647
Estimated Insider Purchases		(525)	(525)	(525)	(525)	(525)
ESOP Purchases		(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Proceeds to Base Fee On		$ 15,544	$ 18,596	$ 21,969	$ 25,344	$ 29,223
Underwriters Percentage		3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee		$ 544	$ 651	$ 769	$ 887	$ 1,023
Other Expenses		1,180	1,180	1,180	1,180	1,180
Total Expense		$ 1,724	$ 1,831	$ 1,949	$ 2,067	$ 2,203
Shares Calculations						
Shares Sold		2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Exchange Shares		1,381,313	1,381,313	1,625,075	1,868,836	2,149,161
Merger Shares		1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering		(305,108)	-	-	-	-
Shares Issued to Foundation		-	-	-	-	-
Shares Outstanding		4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Fully Diluted Shares Outstanding * Exchange Ratio		3,320,995	3,320,995	3,907,616	4,493,553	5,167,586
Less: New ESOP Adjustment		(122,043)	(122,043)	(143,580)	(165,117)	(189,884)
Plus: New SOP 93-6 ESOP Shares	(2)	3,051	3,051	3,590	4,128	4,747
Merger Shares		1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering		(305,108)	-	-	-	-
Shares for all EPS Calculations		3,989,141	4,294,248	4,859,871	5,424,809	6,074,694
MRP Shares		61,021	61,021	71,790	82,558	94,942
MRP Shares Amortized this Period		6,102	6,102	7,179	8,256	9,494
Option Shares		203,405	203,405	239,300	275,195	316,474
Option Shares Amortized this Period		20,341	20,341	23,930	27,520	31,647
MRP Dilution						
EPS		$ (0.05)	$ (0.05)	$ (0.04)	$ (0.04)	$ (0.04)
Tangible Book Value/Share		$ 17.15	$ 16.65	$ 15.31	$ 14.25	$ 13.28
Voting Dilution		-1.43%	-1.34%	-1.39%	-1.42%	-1.46%
Option Dilution						
EPS		$ (0.05)	$ (0.04)	$ (0.04)	$ (0.04)	$ (0.03)
Tangible Book Value/Share		$ 16.92	$ 16.45	$ 15.14	$ 14.11	$ 13.17
Voting Dilution		-4.62%	-4.32%	-4.47%	-4.60%	-4.71%

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2009
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min Adj	NM						
	Min	NM						
Price-Core Earnings Ratio P/E	Mid	NM	21.97	18.14	30.91	30.91	20.21	14.72
	Max	NM						
	Smax	NM						
	Min Adj	56.34%						
	Min	58.14%						
Price-to-Book Ratio P/B	Mid	63.33%	78.53%	74.98%	89.00%	89.00%	71.29%	72.37%
	Max	68.12%						
	Smax	73.26%						
	Min Adj	59.14%						
	Min	60.90%						
Price-to-Tangible Book Ratio P/TB	Mid	66.23%	86.25%	84.49%	138.23%	138.23%	79.68%	77.25%
	Max	71.12%						
	Smax	76.34%						
	Min Adj	5.96%						
	Min	6.37%						
Price-to-Assets Ratio P/A	Mid	7.19%	9.79%	8.89%	18.44%	18.44%	8.01%	6.85%
	Max	8.00%						
	Smax	8.93%						

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2009	Y	$	(1,716) (1)
Pre-Conversion Book Value As of December 31, 2009	B	$	60,846
Pre-Conversion Assets As of December 31, 2009	A	$	690,965
Return on Money	R		0.79% (2)
Conversion Expenses		$	1,949
	X		3.81% (3)
Proceeds Not Invested		$	2,154 (4)
Estimated ESOP Borrowings		$	1,436
ESOP Purchases	E		6.00% (5)
Cost of ESOP Borrowings		$	72 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	718 (6)
MRP Purchases	M		3.00%
MRP Expense		$	144
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.56%
Amount to be issued to Public		$	23,930 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended December 31, 2009.
(2) Net Return assumes a reinvestment rate of 1.20 percent (the 1 year Treasury at June 30, 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $51,103,200

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $51,103,200

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $51,103,200

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	5,110,320	$ 10.00	$ 51,103,200
Range:			
- Minimum, Adj.	4,202,501	$ 10.00	42,025,005
- Minimum	4,507,608	10.00	45,076,080
- Maximum	5,713,031	10.00	57,130,310
- Super Maximum	6,406,149	10.00	64,061,490

Pre Foundation

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 42,025,005	$ 45,076,080	$ 51,103,200	$ 57,130,310	$ 64,061,490
Exchange Shares	1,381,313	1,381,313	1,625,075.00000	1,868,836	2,149,161
Exchange Percent	32.87%	30.64%	31.80%	32.71%	33.55%
Conversion Shares	2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Conversion Percent	48.40%	45.12%	46.83%	48.17%	49.40%
Merger Shares	787,137.50000	1,092,245	1,092,245.00000	1,092,245	1,092,245
Merger Percent	18.73%	24.23%	21.37%	19.12%	17.05%
Gross Proceeds	$ 17,289,425	$ 20,340,500	$ 23,930,000	$ 27,519,500	$ 31,647,430
Exchange Value	$ 13,813,130	$ 13,813,130	$ 16,250,750	$ 18,688,360	$ 21,491,610
Exchange Ratio	0.4863	0.4863	0.5722	0.6580	0.7567
Exchange Value per Minority Share	$ 4.86	$ 4.86	$ 5.72	$ 6.58	$ 7.57

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

Conversion Proceeds		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Conversion Shares Offered		2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Merger Shares Used to Complete Offering		-305,108	0	0	0	0
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647
Plus: Value issued to Foundation	(9)	-	-	-	-	-
Pro Forma Market Capitalization		17,289	20,341	23,930	27,520	31,647
Gross Proceeds		17,289	20,341	23,930	27,520	31,647
Less: Est. Conversion Expenses		(1,724)	(1,831)	(1,949)	(2,067)	(2,203)
Net Proceeds		15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment		27	27	27	27	27
Less: ESOP Adjustment	(3)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(3)	(610)	(610)	(718)	(826)	(949)
Net Proceeds Reinvested		$ 13,762	$ 16,707	$ 19,854	$ 23,003	$ 26,623
Funds required to Effect the merger		$ 7,282	$ 7,282	$ 7,282	$ 7,282	$ 7,282
Estimated Incremental Rate of Return		0.79%	0.79%	0.79%	0.79%	0.79%
Estimated Incremental Return		$ 109	$ 132	$ 157	$ 182	$ 210
Pro-forma impact of Funding the merger		(58)	(58)	(58)	(58)	(58)
Less: Cost of ESOP	(4)	-	-	-	-	-
Less: Amortization of ESOP	(7)	(40)	(40)	(47)	(54)	(63)
Less: Option Expense	(10)	(111)	(111)	(131)	(150)	(173)
Less: MRP Adjustment	(7)	(81)	(81)	(95)	(109)	(125)
Pro Forma Net Income		(181)	(158)	(174)	(189)	(209)
Earnings Before Conversion		(1,716)	(1,716)	(1,716)	(1,716)	(1,716)
Earnings Excluding Adjustment		(1,897)	(1,874)	(1,890)	(1,905)	(1,925)
Earnings Adjustment	(6)	$1,294	$1,294	$1,294	$1,294	$1,294
Earnings After Conversion		$ (603)	$ (580)	$ (596)	$ (611)	$ (631)

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity						
Equity at December 31, 2009		$ 60,846	$ 60,846	$ 60,846	$ 60,846	$ 60,846
Net Conversion Proceeds		15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	(7)	$ 27	$ 27	$ 27	$ 27	$ 27
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(2)	(610)	(610)	(718)	(826)	(949)
Pro Forma Equity		$ 74,608	$ 77,553	$ 80,700	$ 83,849	$ 87,469
Less: Intangible	(5)	3,543	3,543	3,543	3,543	3,543
Pro Forma Tangible Equity		$ 71,065	$ 74,010	$ 77,157	$ 80,306	$ 83,926
Pro Forma Assets						
Total Assets at December 31, 2009		$ 690,965	$ 690,965	$ 690,965	$ 690,965	$ 690,965
Net Conversion Proceeds		15,565	18,510	21,981	25,453	29,444
Plus: MHC Adjustment	(7)	27	27	27	27	27
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Less: MRP Adjustment	(2)	(610)	(610)	(718)	(826)	(949)
Pro-forma Total Assets		704,727	707,672	710,819	713,968	717,588
Stockholder's Equity Per Share *						
Equity at December 31, 2009		$ 14.48	$ 13.50	$ 11.91	$ 10.65	$ 9.50
Estimated Net Proceeds		$ 3.70	$ 4.11	$ 4.30	$ 4.46	$ 4.60
Plus: MHC Adjustment		0.01	0.01	0.01	-	-
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Stock		(0.29)	(0.27)	(0.28)	(0.29)	(0.30)
Less: MRP Stock		(0.15)	(0.14)	(0.14)	(0.14)	(0.15)
Pro Forma Equity Per Share *		17.75	17.20	15.79	14.68	13.65
Less: Intangible		0.84	0.79	0.69	0.62	0.55
Pro Forma Tangible Equity Per Share *		$ 16.91	$ 16.42	$ 15.10	$ 14.06	$ 13.10

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *						
Historical Earnings Per Share	(8)	$ (0.43)	$ (0.40)	$ (0.35)	$ (0.32)	$ (0.28)
Incremental return Per Share	(8)	0.03	0.03	0.03	0.03	0.03
Funding of merger adjustment		(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		0.32	0.30	0.27	0.24	0.21
Pro Forma Earnings Per Share *	(8)	$ (0.15)	$ (0.14)	$ (0.12)	$ (0.11)	$ (0.10)
Shares Utilized for EPS		3,983,655	4,288,762	4,853,415	5,417,386	6,066,157
Pro Forma Ratios						
Price/EPS without Adjustment		NM	NM	NM	NM	NM
Price/EPS with Adjustment		NM	NM	NM	NM	NM
Price/Book Value per Share		56.34%	58.14%	63.33%	68.12%	73.26%
Price/Tangible Book Value		59.14%	60.90%	66.23%	71.12%	76.34%
Market Value/Assets		5.96%	6.37%	7.19%	8.00%	8.93%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations						
Total Shares Offered		1,729	2,034	2,393	2,752	3,165
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 17,289	$ 20,341	$ 23,930	$ 27,520	$ 31,647
Estimated Insider Purchases		(525)	(525)	(525)	(525)	(525)
ESOP Purchases		(1,220)	(1,220)	(1,436)	(1,651)	(1,899)
Proceeds to Base Fee On		$ 15,544	$ 18,596	$ 21,969	$ 25,344	$ 29,223
Underwriters Percentage		3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee		$ 544	$ 651	$ 769	$ 887	$ 1,023
Other Expenses		1,180	1,180	1,180	1,180	1,180
Total Expense		$ 1,724	$ 1,831	$ 1,949	$ 2,067	$ 2,203
Shares Calculations						
Shares Sold		2,034,050	2,034,050	2,393,000	2,751,950	3,164,743
Exchange Shares		1,381,313	1,381,313	1,625,075	1,868,836	2,149,161
Merger Shares		1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering		(305,108)	-	-	-	-
Shares Issued to Foundation		-	-	-	-	-
Shares Outstanding		4,202,501	4,507,608	5,110,320	5,713,031	6,406,149
Fully Diluted Shares Outstanding * Exchange Ratio		3,312,458	3,312,458	3,897,571	4,482,002	5,154,302
Less: New ESOP Adjustment		(122,043)	(122,043)	(143,580)	(165,117)	(189,884)
Plus: New SOP 93-6 ESOP Shares	(2)	6,102	6,102	7,179	8,256	9,494
Merger Shares		1,092,245	1,092,245	1,092,245	1,092,245	1,092,245
Merger Shares Used to Complete Offering		(305,108)	-	-	-	-
Shares for all EPS Calculations		3,983,655	4,288,762	4,853,415	5,417,386	6,066,157
MRP Shares		61,021	61,021	71,790	82,558	94,942
MRP Shares Amortized this Period		12,204	12,204	14,358	16,512	18,988
Option Shares		203,405	203,405	239,300	275,195	316,474
Option Shares Amortized this Period		40,681	40,681	47,860	55,039	63,295
MRP Dilution						
EPS		$ (0.47)	$ (0.43)	$ (0.38)	$ (0.35)	$ (0.31)
Tangible Book Value/Share		$ 16.81	$ 16.33	$ 15.03	$ 14.00	$ 13.06
Voting Dilution		-1.43%	-1.34%	-1.39%	-1.42%	-1.46%
Option Dilution						
EPS		$ (0.45)	$ (0.41)	$ (0.37)	$ (0.33)	$ (0.30)
Tangible Book Value/Share		$ 16.59	$ 16.14	$ 14.87	$ 13.87	$ 12.95
Voting Dilution		-4.62%	-4.32%	-4.47%	-4.60%	-4.71%

Exhibit 16. Consolidated Merger Pro Forma Balance Sheet: June 30, 2010 and December 31, 2010

June 30, 2010 Schedules Balance Sheet (Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Assets:												
Cash and cash equivalents	$ 10,141	$ 13,762	$ 23,903	$ 20,018	$ (8,640)	$ 35,281	$ 10,141	$ 26,623	$ 36,764	$ 20,018	$ (8,640)	$ 48,142
Investments in federal funds	816		816	9,576	-	10,392	816		816	9,576	-	10,392
Investments AFS	35,584		35,584	3,507	-	39,091	35,584		35,584	3,507	-	39,091
Investments HTM	3,315		3,315	-	-	3,315	3,315		3,315	-	-	3,315
Loans Held for Sale	561		561	-	-	561	561		561	-	-	561
Loans receivable, net	482,481		482,481	121,778	(34)	604,225	482,481		482,481	121,778	(34)	604,225
Premises and equipment, net	9,842		9,842	2,350	(100)	12,092	9,842		9,842	2,350	(100)	12,092
FHLB Stock, at cost	6,252		6,252	66	-	6,318	6,252		6,252	66	-	6,318
Goodwill	-		-	-	919	919	-		-	-	919	919
Core Deposit Intangible	-		-	-	2,223	2,223	-		-	-	2,223	2,223
Other Intangible Assets	70		70	-	-	70	70		70	-	-	70
Bank Owned Life Insurance	9,088		9,088	858	-	9,946	9,088		9,088	858	-	9,946
Other Assets	7,099		7,099	1,985	4,177	13,261	7,099		7,099	1,985	4,177	13,261
Total Assets	$ 565,249	$ 13,762	$ 579,011	$ 160,138	$ (1,455)	$ 737,694	$ 565,249	$ 26,623	$ 591,872	$ 160,138	$ (1,455)	$ 750,555
Liabilities												
Deposits	$ 394,286		$ 394,286	$ 140,340	$ 1,231	$ 535,857	$ 394,286		$ 394,286	$ 140,340	$ 1,231	$ 535,857
Borrowings	112,538		112,538	2,157	-	114,695	112,538		112,538	2,157	-	114,695
Other Liabilities	7,205		7,205	1,958	2,263	11,426	7,205		7,205	1,958	2,263	11,426
Total Liabilities	$ 514,029	$ -	$ 514,029	$ 144,455	$ 3,494	$ 661,978	$ 514,029	$ -	$ 514,029	$ 144,455	$ 3,494	$ 661,978
Common Stock	76	(45)	31	27	(16)	42	76	(23)	53	27	(16)	64
APIC	33,872	15,637	49,509	22,564	(11,653)	60,420	33,872	29,494	63,366	22,564	(11,653)	74,277
RE	25,685	-	25,685	(6,908)	6,720	25,497	25,685	-	25,685	(6,908)	6,720	25,497
Accumulated other Compenhensive (loss) income	5	-	5	-	-	5	5	-	5	-	-	5
Treasury Stock	(6,134)	-	(6,134)	-	-	(6,134)	(6,134)	-	(6,134)	-	-	(6,134)
ESOP	(1,937)	(1,220)	(3,157)	-	-	(3,157)	(1,937)	(1,899)	(3,836)	-	-	(3,836)
MRP	(347)	(610)	(957)	-	-	(957)	(347)	(949)	(1,296)	-	-	(1,296)
Total Equity	$ 51,220	$ 13,762	$ 64,982	$ 15,683	$ (4,949)	$ 75,716	$ 51,220	$ 26,623	$ 77,843	$ 15,683	$ (4,949)	$ 88,577
Total Liabilities and Equity	$ 565,249	$ 13,762	$ 579,011	$ 160,138	$ (1,455)	$ 737,694	$ 565,249	$ 26,623	$ 591,872	$ 160,138	$ (1,455)	$ 750,555

Exhibit 16. Consolidated Merger Pro Forma Balance Sheet: June 30, 2010 and December 31, 2010

December 31, 2009 Schedules
Balance Sheet

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Assets:												
Cash and cash equivalents	$ 9,003	$ 13,762	$ 22,765	$ 2,542	$ (9,102)	$ 16,205	$ 9,003	$ 26,623	$ 35,626	$ 2,542	$ (9,102)	$ 29,066
Investments in federal funds	3,143		3,143	15,383	-	18,526	3,143		3,143	15,383	-	18,526
Investments AFS	37,623		37,623	2,567	-	40,190	37,623		37,623	2,567	-	40,190
Investments HTM	1,451		1,451	-	-	1,451	1,451		1,451	-	-	1,451
Loans Held for Sale	-		-	-	-	-	-		-	-	-	-
Loans receivable, net	473,304		473,304	109,865	(34)	583,135	473,304		473,304	109,865	(34)	583,135
Premises and equipment, net	9,948		9,948	2,486	(100)	12,334	9,948		9,948	2,486	(100)	12,334
FHLB Stock, at cost	6,252		6,252	66	-	6,318	6,252		6,252	66	-	6,318
Goodwill	-		-	-	1,236	1,236	-		-	-	1,236	1,236
Core Deposit Intangible	-		-	-	2,223	2,223	-		-	-	2,223	2,223
Other Intangible Assets	84		84	-	-	84	84		84	-	-	84
Bank Owned Life Insurance	8,920		8,920	838	-	9,758	8,920		8,920	838	-	9,758
Other Assets	7,227		7,227	1,863	4,177	13,267	7,227		7,227	1,863	4,177	13,267
Total Assets	$ 556,955	$ 13,762	$ 570,717	$ 135,610	$ (1,600)	$ 704,727	$ 556,955	$ 26,623	$ 583,578	$ 135,610	$ (1,600)	$ 717,588
Liabilities												
Deposits	$ 380,931		$ 380,931	$ 117,556	$ 1,231	$ 499,718	$ 380,931		$ 380,931	$ 117,556	$ 1,231	$ 499,718
Borrowings	118,984		118,984	294	-	119,278	118,984		118,984	294	-	119,278
Other Liabilities	6,732		6,732	2,128	2,263	11,123	6,732		6,732	2,128	2,263	11,123
Total Liabilities	$ 506,647	$ -	$ 506,647	$ 119,978	$ 3,494	$ 630,119	$ 506,647	$ -	$ 506,647	$ 119,978	$ 3,494	$ 630,119
Common Stock	76	(45)	31	27	(16)	42	76	(23)	53	27	(16)	64
APIC	33,756	15,637	49,393	22,560	(11,649)	60,304	33,756	29,494	63,250	22,560	(11,649)	74,161
RE	24,849	-	24,849	(6,943)	6,559	24,465	24,849	-	24,849	(6,943)	6,559	24,465
Accumulated other Compenhensive (loss) income	51	-	51	(12)	12	51	51	-	51	(12)	12	51
Treasury Stock	(6,132)	-	(6,132)	-	-	(6,132)	(6,132)	-	(6,132)	-	-	(6,132)
ESOP	(1,937)	(1,220)	(3,157)	-	-	(3,157)	(1,937)	(1,899)	(3,836)	-	-	(3,836)
MRP	(355)	(610)	(965)	-	-	(965)	(355)	(949)	(1,304)	-	-	(1,304)
Total Equity	$ 50,308	$ 13,762	$ 64,070	$ 15,632	$ (5,094)	$ 74,608	$ 50,308	$ 26,623	$ 76,931	$ 15,632	$ (5,094)	$ 87,469
Total Liabilities and Equity	$ 556,955	$ 13,762	$ 570,717	$ 135,610	$ (1,600)	$ 704,727	$ 556,955	$ 26,623	$ 583,578	$ 135,610	$ (1,600)	$ 717,588

Exhibit 17. Consolidated Merger Pro Forma Income Statement: 12 Months ending June 30, 2010, 6 Months ending June 30, 2010, and 12 Months ending December 31, 2009

June 30, 2010 Schedules
Income Statement: 6 months ending

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 14,329	$ 82	$ 14,411	$ 3,666	$ (422)	$ 17,655	$ 14,329	$ 159	$ 14,488	$ 3,666	$ (422)	$ 17,732
Interest expense	5,187		5,187	973	(224)	5,936	5,187		5,187	973	(224)	5,936
Net interest income	9,142	82	9,224	2,693	(198)	11,719	9,142	159	9,301	2,693	(198)	11,796
Provision for loan losses	1,171	-	1,171	118	-	1,289	1,171	-	1,171	118	-	1,289
Net interest income after provision	7,971	82	8,053	2,575	(198)	10,430	7,971	159	8,130	2,575	(198)	10,507
Noninterest income	1,230	-	1,230	337	-	1,567	1,230	-	1,230	337	-	1,567
Noninterest expense	7,773	147	7,920	2,877	1,580	12,377	7,773	228	8,001	2,877	1,580	12,458
Income (loss) before income taxes	1,428	(65)	1,363	35	(1,778)	(380)	1,428	(69)	1,359	35	(1,778)	(384)
Income Tax (expense) benefit	435	(3)	432	-	(591)	(159)	435	6	441	-	(591)	(150)
Net income (loss)	$ 993	$ (62)	$ 931	$ 35	$ (1,187)	$ (221)	$ 993	$ (75)	$ 918	$ 35	$ (1,187)	$ (234)
				0%								

December 31, 2009 Schedules
Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,291	$ 165	$ 28,456	$ 6,426	$ (844)	$ 34,038	$ 28,291	$ 318	$ 28,609	$ 6,426	$ (844)	$ 34,191
Interest expense	12,537		12,537	2,173	(448)	14,262	12,537		12,537	2,173	(448)	14,262
Net interest income	15,754	165	15,919	4,253	(396)	19,776	15,754	318	16,072	4,253	(396)	19,929
Provision for loan losses	1,144		1,144	1,992	-	3,136	1,144		1,144	1,992	-	3,136
Net interest income after provision	14,610	165	14,775	2,261	(396)	16,640	14,610	318	14,928	2,261	(396)	16,793
Noninterest income	2,742	-	2,742	629	-	3,371	2,742	-	2,742	629	-	3,371
Noninterest expense	14,541	294	14,835	5,797	2,264	22,896	14,541	458	14,999	5,797	2,264	23,060
Income (loss) before income taxes	2,811	(129)	2,682	(2,907)	(2,660)	(2,885)	2,811	(140)	2,671	(2,907)	(2,660)	(2,896)
Income Tax (expense) benefit	818	(7)	811	-	(1,800)	(989)	818	11	829	-	(1,800)	(971)
Net income (loss)	$ 1,993	$ (122)	$ 1,671	$ (2,907)	$ (860)	$ (1,896)	$ 1,993	$ (151)	$ 1,842	$ (2,907)	$ (860)	$ (1,925)

March 31, 2010 Schedules
Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,524	$ 165	$ 28,689	$ 7,019	$ (844)	$ 34,864	$ 28,524	$ 318	$ 28,842	$ 7,019	$ (844)	$ 35,017
Interest expense	11,042		11,042	2,070	(448)	12,664	11,042		11,042	2,070	(448)	12,664
Net interest income	17,482	165	17,647	4,949	(396)	22,200	17,482	318	17,800	4,949	(396)	22,353
Provision for loan losses	1,757		1,757	30	-	1,787	1,757		1,757	30	-	1,787
Net interest income after provision	15,725	165	15,890	4,919	(396)	20,413	15,725	318	16,043	4,919	(396)	20,566
Noninterest income	2,621		2,621	646	-	3,267	2,621		2,621	646	-	3,267
Noninterest expense	14,920	294	15,214	5,873	2,264	23,351	14,920	458	15,378	5,873	2,264	23,515
Income (loss) before income taxes	3,426	(129)	3,297	(308)	(2,660)	329	3,426	(140)	3,286	(308)	(2,660)	318
Income Tax (expense) benefit	1,047	(6)	1,041	-	(916)	125	1,047	11	1,058	-	(916)	142
Net income (loss)	$ 2,379	$ (123)	$ 2,256	$ (308)	$ (1,744)	$ 204	$ 2,379	$ (151)	$ 2,228	$ (308)	$ (1,744)	$ 176